      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 9, 1998


                                                      REGISTRATION NO. 333-50103
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             CREDITRUST CORPORATION
             (Exact name of registrant as specified in its charter)

                MARYLAND                                    7389                                   52-1754916
        (State of incorporation)                (Primary Standard Industrial          (I.R.S. Employer Identification No.)
                                                Classification Code Number)

                            7000 SECURITY BOULEVARD
                         BALTIMORE, MARYLAND 21244-2543
                                 (410) 594-7000

              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                         ------------------------------

                                JOSEPH K. RENSIN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             CREDITRUST CORPORATION
                            7000 SECURITY BOULEVARD
                           BALTIMORE, MARYLAND 21244
                                 (410) 594-7000

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR
                          SERVICE, SHOULD BE SENT TO:


          HENRY D. KAHN, ESQUIRE                  ANITA J. FINKELSTEIN, ESQUIRE
          PIPER & MARBURY L.L.P.            VENABLE, BAETJER, HOWARD & CIVILETTI, LLP
         36 SOUTH CHARLES STREET                      1201 NEW YORK AVE., NW
        BALTIMORE, MARYLAND 21201                      WASHINGTON, DC 20005
               410-539-2530                                202-962-4800


                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / / _____________________________________________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / / _____________________________________________________


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFERS, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO ANY REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                     [LOGO]

                   SUBJECT TO COMPLETION, DATED JULY 9, 1998


                                2,000,000 SHARES

                                  COMMON STOCK


    All of the shares of Common Stock, par value $0.01 per share (the "Common Stock"), offered hereby are being sold by Creditrust Corporation ("Creditrust" or the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. Joseph K. Rensin, Chairman and Chief Executive Officer of the Company, currently owns 100% of the outstanding Common Stock. Upon completion of the Offering, Mr. Rensin will own approximately 75% of the Company's outstanding Common Stock (approximately 71.3% if the Underwriters exercise their over-allotment option in full). For a discussion of the factors considered in determining the initial public offering price, see "Underwriting."


    It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. The Company has applied for listing of the shares of Common Stock for quotation on the Nasdaq National Market ("Nasdaq") under the symbol "CRDT."


    SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY        REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                        PRICE TO           UNDERWRITING DISCOUNTS         PROCEEDS TO
                                         PUBLIC              AND COMMISSIONS(1)          COMPANY(1)(2)
Per Share.....................             $                         $                         $
Total(3)......................             $                         $                         $

(1) Excludes (i) a non-accountable expense allowance payable to the Representatives of the Underwriters equal to 1% of the gross proceeds of the Offering and (ii) Common Stock Purchase Warrants to purchase up to 54,000 shares of Common Stock at a price per share equal to the Price to Public, which Warrants were purchased by an affiliate of Boenning & Scattergood, Inc. in April 1998. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company estimated
    at $         , including the Representatives' non-accountable expense
    allowance.

(3) The sole stockholder (the "Selling Stockholder") has granted the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock on the same terms and conditions as set forth herein, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions
    and Proceeds to the Selling Stockholder will be $         , $         , and
    $         , respectively. See "Underwriting."


    The shares of Common Stock are offered by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject any order in whole or in part. It is expected that delivery of certificates representing the shares of Common Stock will be made against payment therefor at the offices of Ferris, Baker Watts, Incorporated, 1720 Eye Street, N.W., Washington, D.C. or through
The Depository Trust Company, on or about            , 1998.


FERRIS, BAKER WATTS                                 BOENNING & SCATTERGOOD, INC.

     Incorporated

                THE DATE OF THIS PROSPECTUS IS            , 1998

    [THIS PAGE WILL CONTAIN SEVERAL PHOTOGRAPHS DEPICTING VARIOUS ASPECTS OF THE REGISTRANT'S OPERATIONS]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING ENTERING INTO STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS, AND THE MATTERS DESCRIBED UNDER "RISK FACTORS." EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND (II) GIVES EFFECT TO A 60,000-FOR-1 STOCK SPLIT EFFECTED PRIOR TO THE DATE HEREOF. ON JUNE 19, 1998, CREDITRUST SPV2, LLC, A SPECIAL-PURPOSE FINANCE SUBSIDIARY OF THE COMPANY, COMPLETED A SECURITIZATION CONSISTING OF MOST OF THE RECEIVABLES OWNED BY CREDITRUST AT MARCH 31, 1998 AND CERTAIN RECEIVABLES OBTAINED FOR MANAGEMENT IN 1997 AND SERVICED BY THE COMPANY (THE "SERVICED RECEIVABLES") (THE "SECURITIZATION"). SEE "PROSPECTUS SUMMARY--RECENT DEVELOPMENTS" AND "RECENT DEVELOPMENTS--SECURITIZATION."


                                  THE COMPANY


    Since 1991, Creditrust has been in the business of acquiring, managing and collecting accounts of delinquent consumer debt (the "Receivables"). Acquired Receivables are composed of obligations of customers located throughout the United States. The Receivables acquired by the Company primarily consist of individual VISA-Registered Trademark-, MasterCard-Registered Trademark- and private label credit card accounts and consumer loan accounts issued by originating institutions ("Originating Institutions"), such as major banks and merchants. Most of these Receivables have been charged-off by the Originating Institution. Due to its ability to acquire large portfolios of Receivables, Creditrust provides Originating Institutions with an opportunity to recoup a portion of amounts that already have been charged-off. To date, the Company has acquired control over or purchased in excess of $1.4 billion in Receivables, as measured by the balance charged-off by the Originating Institutions. Since its inception, the Company has collected in excess of $35 million on Receivables, and Creditrust currently operates two facilities capable of accommodating over 900 account officers.



    The Company believes that the amount of consumer credit card delinquencies has grown and will continue to grow at a very rapid rate. According to the NILSON REPORT, gross credit card charge-offs are expected to grow from $31.3 billion in 1997 to $38.8 billion in 2000 and $51.8 billion in 2005. In response to this trend and in recognition of its competitive advantage, the Company accelerated its growth plans in 1996 and 1997 by expanding its call center operations and continuing to invest in state-of-the-art information technology. The Company's headquarters has capacity for a staff of approximately 225 associates, an increase from 50 in its former location. In June 1997, Creditrust opened an operations center to house approximately 700 additional associates. A dedicated fiber optic wide-area network connects the two facilities, which are located less than two miles from each other.



    The Company believes it acquires, manages, and liquidates Receivables more efficiently than its competitors, Originating Institutions and collection agencies. Substantially all of these Receivables have been deemed uncollectible by the Originating Institutions. In many cases, the Receivables represent obligations of individuals ("customers") who have experienced some life-altering event, such as divorce, career displacement or major medical illness in the past several years and currently are recovering financially from their setback. Through the use of proprietary software systems, state-of-the-art computing and telecommunications technology and procedures, the Company has a history of recovering amounts that are multiples of the purchase price paid for the Receivables. Unlike Originating Institutions and third-party collection agencies, the Company has flexibility in structuring repayment plans that accommodate the needs of its customers. For example:


    - Creditrust is able to offer a significant discount on the overall obligations because the Receivables have been acquired at a significant discount from face value;

    - Creditrust is able to tailor repayment plans that provide for the payment of the obligation as a component of the customer's monthly budget;

    - Creditrust is not affected by many of the constraints that influence account resolution decisions of banks and savings and loan institutions; and

    - Creditrust is not bound by the limited time periods to resolve Receivables faced by third-party collection agencies nor is it subject to compensation structures that favor one repayment option over another.

    Creditrust applies its proprietary software systems, procedures and state-of-the-art computing and telecommunications technology to all stages of its business. Creditrust seeks to maximize its expected yield through the application of its proprietary customer scoring models to portfolios of Receivables for which it bids. To perform this evaluation, the Company employs its extensive historical database and proprietary Portfolio Analysis Tool ("PAT"). The Company manages a large number of consumer accounts through Mozart-TM-, its proprietary revenue and work flow management system. Creditrust assimilates information on each Receivable by use of internally developed proprietary and commercially available databases, allowing it a greater probability of contacting customers and ultimately collecting on the Receivable.

    The Company offers a full complement of support services to its associates, including ongoing training, quality improvement, computer automated account management and predictive dialing capacity (a computerized telephony system which utilizes predictive algorithms to maximize the number of customer contacts and which passes live calls to account officers while filtering out unproductive calls such as busy signals and no answers), skiptrace (a process wherein the Company appends additional location information to its customer records through a combination of computerized database evaluations and manual investigative efforts in order to maximize the number of verified customer phone numbers available for account officer contacts) and legal (the function that coordinates recovery efforts on accounts that have been referred to attorneys for collection), thereby providing the resources necessary to maximize collections. If other collection methods are unsuccessful, Creditrust has access to its internal legal department and its nationwide network of outside attorneys to assist in the collection of the Receivables.

    Creditrust strives to maintain and enhance on an ongoing basis its position as one of the leading purchasers, managers and liquidators of defaulted consumer receivables through an information-driven strategy, the key elements of which are to (i) continue the development of proprietary portfolio analysis and information and revenue management systems; (ii) maintain maximum flexibility in the collection process; (iii) maintain strong relationships with Originating Institutions for the purchase of Receivables; (iv) utilize trained professionals to act as credit counselors in the collection process; and (v) leverage its current platform to service substantially larger Receivables volumes without proportional cost increases. The Company believes that implementing such a strategy will enable it not only to participate in a rapidly expanding market, but also to lead an emerging industry which can more efficiently process and maximize the collection of distressed consumer Receivables.


    The Company recognizes that a key element of its future success is ready access to capital resources. The Company expects to meet its capital requirements through operating cash flows and the application of the proceeds of this Offering, the Securitization, future similar securitizations and warehouse financing expected to be made available following completion of the Offering.


    The Company was incorporated in Maryland in 1991. The principal executive offices of the Company are located at 7000 Security Boulevard, Baltimore, Maryland 21244, and its telephone number is (410) 594-7000.

                              RECENT DEVELOPMENTS


    In June 1998, the Company completed a securitization of most of the Receivables owned by the Company at March 31, 1998 and the Serviced Receivables by issuing, through a special-purpose finance vehicle, $14.5 million principal amount of 6.43% Creditrust Receivables-Backed Notes Series 1998-1 (the "Securitization Notes"). These notes received a "AA" rating from Standard & Poor's Corporation and are insured by a financial guaranty insurance policy. The Company recognized a gain on sale in the amount of $6.1 million and will receive a 20% servicing fee on future recoveries. The Company also netted cash of $5.6 million and recorded a residual investment in securitization of $4.2 million. See "Recent Developments--Securitization."


                                  THE OFFERING

Common Stock offered by the
  Company.......................  2,000,000 shares

Common Stock to be outstanding
  after the Offering............  8,000,000 shares(1)

Use of Proceeds.................  The proceeds of the Offering will be used (i) to pay principal plus accrued interest on the Company's $5.0
                                  million of Senior Subordinated Notes, Series 1998 (the
                                  "Subordinated Notes") and (ii) for working capital
                                  (principally to acquire additional Receivables) and other
                                  general corporate purposes. See "Use of Proceeds."

Proposed Nasdaq NMS Symbol......  "CRDT"

------------------------


(1) Does not include 450,000 shares of Common Stock issuable upon exercise of outstanding common stock purchase warrants (the "Warrants") issued to the holders of the Company's Subordinated Notes and 375,000 shares of Common Stock issuable upon the exercise of stock options granted under the Company's stock incentive plan. See "Management--Compensation Pursuant to Plans" and "Description of Capital Stock--Warrants."


                                  RISK FACTORS

    Investment in the Common Stock offered hereby involves a high degree of risk. Each prospective investor should carefully consider all of the matters described herein under "Risk Factors."

                             SUMMARY FINANCIAL DATA
               (dollars in thousands, except for per share data)

                                                                                                                   THREE
                                                                                                                  MONTHS
                                                                                                                ENDED MARCH
                                                             AS OF AND FOR THE YEAR ENDED DECEMBER 31,              31,
                                                     ---------------------------------------------------------  -----------
                                                        1993         1994        1995       1996       1997        1997
                                                     -----------  -----------  ---------  ---------  ---------  -----------


                                                     (UNAUDITED)  (UNAUDITED)  (AUDITED)  (AUDITED)  (AUDITED)  (UNAUDITED)
                                                                                                     ---------  -----------
STATEMENT OF EARNINGS DATA:
Total Revenue......................................   $   2,182    $   3,639   $   4,560  $   5,521  $   9,826   $   1,940
Total Expenses from Operations.....................       1,681        2,984       3,114      4,518      8,782       1,543
Net Earnings.......................................         110          265         734        474        456         174
Earnings per Common Share..........................   $     .02    $     .04   $     .12  $     .08  $     .08   $     .03
Weighted Average Number of Shares Outstanding......   6,000,000    6,000,000   6,000,000  6,000,000  6,000,000   6,000,000

OTHER DATA:
Weighted Average Investment in Finance
  Receivables(1)...................................       1,152        1,470       1,731      3,187      5,919       6,624
Collections on Finance Receivables(2)..............       2,385        3,971       4,914      6,252     12,420       2,353
EBITDA(3)..........................................         514          726       1,538      1,162      1,268         421
Collections Applied to Principal on Receivables....         227          328         670        832      2,100         417
Cash Flows provided by
  (used in):
  Operating Activities.............................         (83)         191         982      1,207      1,237         543
  Investing Activities.............................        (428)        (738)       (585)    (4,188)     1,431        (163)
  Financing Activities.............................         623        1,015        (138)     2,909     (2,374)       (307)

Charged-off Balance
  (at end of period)(2)............................   $  71,252    $ 119,256   $ 175,512  $ 434,563  $1,104,647  $ 452,013
Number of Accounts.................................      27,366       55,524      84,528    213,899    580,353     221,587
Number of Employees................................          44           44          61        125        245         161


                                                        1998
                                                     -----------
                                                     (UNAUDITED)
                                                     -----------
STATEMENT OF EARNINGS DATA:
Total Revenue......................................   $   3,403
Total Expenses from Operations.....................       2,673
Net Earnings.......................................         415
Earnings per Common Share..........................   $     .07
Weighted Average Number of Shares Outstanding......   6,000,000
OTHER DATA:
Weighted Average Investment in Finance
  Receivables(1)...................................       4,831
Collections on Finance Receivables(2)..............       3,766
EBITDA(3)..........................................         823
Collections Applied to Principal on Receivables....         407
Cash Flows provided by
  (used in):
  Operating Activities.............................         711
  Investing Activities.............................         155
  Financing Activities.............................        (723)
Charged-off Balance
  (at end of period)(2)............................   $1,104,647
Number of Accounts.................................     580,353
Number of Employees................................         218



                                                                                       AS OF MARCH 31, 1998
                                                                                    ---------------------------
                                                                                                   PRO FORMA
                                                                                    (UNAUDITED)  AS ADJUSTED(4)
                                                                                    -----------  --------------

BALANCE SHEET DATA:
Cash..............................................................................   $     913     $   25,529
Total Debt........................................................................       1,558         --
Total Stockholder's Equity........................................................       2,479         27,525


------------------------


(1) Does not include the Serviced Receivables.



(2) Includes the Serviced Receivables as of December 31, 1997.



(3) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is presented because management believes the indicator relied upon by the Company in the management of its business as a key measure of the Company's ability to derive cash from its investing and financing activities provides useful information regarding the Company's ability to service existing debt, incur additional debt and fund the acquisition of additional Receivables or meet other capital requirements. For instance, an increase in EBITDA would generally indicate to the Company that increases in income on finance Receivables and servicing fees represent increased capacity to fund purchases of additional portfolios without reliance on external funding sources. Conversely, a reduction in the indicator would mean that there was less internally generated cash available for new portfolio investments. Additionally, the manner in which the Company computes EBITDA may not be the same way in which other companies compute similarly described data. Therefore, this data may not be comparable to similarly titled measures of other companies.



(4) Gives effect to the issuance of the Subordinated Notes and the Warrants in April 1998 and the issuance of the 2,000,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom to repay indebtedness, including the Subordinated Notes. As the result of the assumed repayment of the Subordinated Notes and the write-off of related debt issuance costs, the Company will recognize a non-cash extraordinary charge for early extinguishment of indebtedness of approximately $659,000 (after-tax) upon the completion of this Offering (ignoring any amortization of financing costs and original issue discount that will have been expensed between the date of issuance and the date of repayment). Does not give effect to gain on sale of $6.1 million, or $3.7 million after taxes, recognized upon the completion of the Securitization.

                                  RISK FACTORS


    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS DISCUSSION ALSO IDENTIFIES IMPORTANT CAUTIONARY FACTORS THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN FORWARD-LOOKING STATEMENTS OF THE COMPANY MADE BY OR ON BEHALF OF THE COMPANY. IN PARTICULAR, THE COMPANY'S FORWARD-LOOKING STATEMENTS, INCLUDING THOSE REGARDING THE EFFECTIVE IMPLEMENTATION OF THE COMPANY'S OPERATING STRATEGY, THE ADEQUACY OF THE COMPANY'S CAPITAL RESOURCES AND OTHER STATEMENTS REGARDING TRENDS RELATING TO VARIOUS REVENUE AND EXPENSE ITEMS, COULD BE AFFECTED BY A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING THOSE DESCRIBED BELOW.


COLLECTIBILITY OF RECEIVABLES


    The business of the Company consists of acquiring and collecting previously defaulted Receivables generated by consumer credit card and installment account transactions. The Receivables generally are acquired by the Company from Originating Institutions. Substantially all of the Receivables consists of an account balance that has been deemed uncollectible and, consequently, written-off by the Originating Institution. Prior to the Company acquiring the Receivables, numerous attempts generally have been made by the Originating Institutions to collect on the defaulted accounts, typically through in-house collection departments, as well as third-party collection agencies. The Company acquires the Receivables from the Originating Institutions at a significantly discounted price and believes it can successfully obtain recoveries on the Receivables in amounts in excess of its acquisition cost for the Receivables. Notwithstanding this belief, actual recoveries on the Receivables may vary as the result of a variety of factors within and beyond the Company's control. Accordingly, there can be no assurances as to the timing or amounts to be collected in respect of the Receivables.


RISKS ASSOCIATED WITH RAPID GROWTH

    The Company recently has experienced significant expansion, which has placed significant demands on its management, administrative, operational and financial resources. On August 6, 1997, the Company increased its consumer accounts by 160% when it began servicing approximately 400,000 additional consumer accounts (the "Serviced Receivables"). The Company seeks to continue such rapid growth, which could place additional demands on its resources. Future internal growth will depend on numerous factors, including the effective and timely initiation and development of relationships with Originating Institutions, the availability of additional financing to purchase additional Receivables, the ability to securitize Receivables, the Company's ability to maintain the quality of services it provides to its customers and to Originating Institutions and the recruitment, motivation and retention of qualified personnel. Sustained growth also may require the implementation of enhancements to its operational and financial systems and will require additional management, operational and financial resources. There can be no assurance that the Company will be able to manage its expanding operations effectively or to maintain its historical collection rates, or that it will be able to maintain or accelerate its growth, and any failure to do so could have a materially adverse effect on the Company's business, results of operations, and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

LABOR AVAILABILITY


    The consumer accounts receivables management industry is very labor intensive and generally experiences a high rate of turnover in personnel. The Company experienced a personnel turnover rate of approximately 15% for 1995, approximately 12% for 1996 and approximately 15% for 1997. The annual personnel turnover rate is computed by dividing the number of employees who left the Company during a particular month by the number of employees who were employed at the beginning of the month, averaged over 12 months. A higher turnover rate among the Company's employees would increase the Company's recruiting and training costs and could adversely impact the overall recovery of its Receivables. If the

Company were unable to recruit and retain a sufficient number of employees, it would be forced to limit its growth or possibly curtail its operations. Growth in the Company's business will require it to continue to recruit and train significant numbers of qualified personnel. There can be no assurance that the Company will be able to continue to hire, train and retain a sufficient number of qualified employees. Activities by other companies in this or similar industries, including the agency collection industry and the teleservices industry, to recruit available qualified employees, and the impact of new companies on the labor market, could have a materially adverse effect on the Company and the Company's ability to recruit, train and retain qualified employees and may increase hourly wages and the costs of benefits necessary to recruit and retain sufficient numbers of qualified employees. See "Business."

RISK OF FLUCTUATIONS IN QUARTERLY OPERATING RESULTS


    The Company's quarterly operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors which can affect revenues, cost of collections and other expenses. These factors include costs relating to personnel, communications and legal collections, as well as variations in the value of portfolios of Receivables based on the accuracy of the Company's pricing models, pricing pressures in connection with future acquisitions of Receivables and capital expenditures and other costs relating to the expansion of its operations. The Company recognizes revenue based on estimates of future collections with respect to the portfolios of Receivables it owns, which are accounted for as static pools. See Note B of Notes to Financial Statements. Once included in such pools, the compositions of the portfolios are not adjusted if particular Receivables do not perform as anticipated. Although the Company's estimates are based on extensive statistical databases covering multiple years of operating history, there can be no assurance that the actual recovery experience on one or more of such pools will correlate to the Company's historical statistical experience. No assurance can be given that the Company will not be required to record impairment provisions in amounts that materially adversely affect results of operations. In the third quarter of 1997, the Company made refinements in its collection models to reflect the performance of individual portfolios which decreased net income for the year by $700,000 after taxes from the amount which would have been computed prior to the change. To the extent that estimated future cash flow discounted at the expected yield is less than the recorded investment, the Company would record a provision for loss. No assurance can be given that unanticipated future events, including further refinements to the Company's collection models, will not result in changes in estimates in future periods. In addition, general economic conditions and specific economic conditions affecting the consumer finance industry may also cause fluctuations in the Company's quarterly operating results. Many of these factors are outside of the Company's control. In the event that one or more of such factors cause fluctuations in the Company's quarterly operating results, the price of the Common Stock could be materially adversely affected. The Company's net earnings for the quarter in which this Offering is concluded will also be adversely affected by a non-cash extraordinary charge for early extinguishment of indebtedness.


RISKS ASSOCIATED WITH SECURITIZATION


    In June 1998, the Company completed its initial securitization consisting of most of the finance Receivables owned by the Company at March 31, 1998 and the Serviced Receivables. Securitizations expose the Company to various risks. Under the indenture and servicing agreement providing for the issuance of the Securitization Notes, the Company, as servicer, could lose the right to service the Receivables included in the Securitization for a variety of reasons constituting servicer defaults, including defaults in servicing obligations, breaches of representations and warranties related to the Securitization, bankruptcy or other insolvency of the Company, and other matters affecting the Company. The loss of the right to service the Receivables included in the Securitization would have a material adverse effect on the Company. The Securitization resulted in recognition of a gain on sale and the realization of the residual investment in securitization for financial reporting purposes. Future income will be reduced due to the elimination of income on finance Receivables, partially offset by the receipt of servicing income, and interest income on residual investment in securitization. In addition, in accordance with SFAS 115 unrealized holding gains and losses, net of the related tax effect, are not reflected in earnings but are recorded as a separate component of stockholders' equity until realized. A decline in the value of an available-for-sale security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security and, therefore, could have an adverse effect on the Company's financial position and/or results of operations. Any downward adjustment in the carrying amount of this or future residual interests could also have an adverse effect on the market price of the Company's Common Stock. The Company intends to pursue additional securitizations in the future. Additionally, the timing of future securitizations, if any, could affect period-to-period comparisons. There also can be no assurance that the Company will be able to complete future securitizations at all or on terms favorable to it.


DEPENDENCE ON MANAGEMENT AND KEY PERSONNEL

    The Company's success depends to a significant extent on the performance and continued services of senior management and certain key personnel with experience in developing, financing and operating the Company. The Company hired Mr. Chandler, Vice President--Recovery, Mr. Palmer, Vice President, Treasurer and Chief Financial Officer and Mr. Moore, Vice President--Acquisitions in 1996 and Mr. Elkes, Vice President--Information Technology and Mr. Dumser, Vice President--General Counsel in 1997. The Company does not have an employment agreement with Joseph K. Rensin, Chairman and Chief Executive Officer of the Company, but does maintain "key man" life insurance coverage in the amount of $4,000,000 on Mr. Rensin. The Company has employment agreements with each of its other executive officers. Such agreements cannot assure the continued services of such officers. These agreements contain certain noncompetition provisions that survive the termination of employment in certain circumstances. However, there can be no assurance such noncompetition agreements will be enforceable. The loss of the services of Mr. Rensin or one or more of the other executive officers or key employees could have a material adverse impact on the Company's financial condition and results of operations. See "Management."

AVAILABILITY OF ADDITIONAL RECEIVABLES FOR PURCHASE

    The Company's success is dependent on the continued availability of Receivables that meet its requirements. The availability of portfolios of Receivables for future purchase at prices favorable to the Company is dependent on a number of factors outside of the control of the Company, including the continuation of the current growth trend in consumer installment debt. See "Business--Industry Overview." Curtailment of that trend could result in less credit being extended by Originating Institutions and consequently fewer Receivables available for purchase at prices that conform to the Company's strategy for profitable collection. The possible entry of new competitors (including competitors that historically have focused on the acquisition of different asset types) may adversely affect the Company's access to Receivables. In addition, overly aggressive pricing by competitors could have the effect of raising the cost of portfolios of Receivables above those that conform to the Company's pricing models.

AVAILABILITY OF FINANCING TO PURCHASE RECEIVABLES


    The Company's continued success will be dependent on the availability of capital for the purchase of new Receivables. The Company has received a proposal for a $20 million warehouse facility. While management believes it will be able to secure this facility, the Company has not yet received a lending commitment and there can be no assurance that financing will be available on the terms presently contemplated by the Company. To the extent the Company is unable to secure and maintain financing, there may be a material adverse effect on the Company. Financing for further purchases of Receivables is dependent upon the Company's continued success in predicting collectibility and cash flows from current holdings. There is no guarantee that the Company's performance will be sufficient to attract further financing. The interest rates at which future financings are attainable also can affect the value of future Receivables purchased and the Company's profit margins on them.

RISKS ASSOCIATED WITH FLUCTUATION IN ECONOMIC CONDITIONS

    The Company has experienced rapid growth since its inception in 1991. During that time, the U.S. economy has been very strong and many economic factors have been favorable. During strong economic cycles, available credit, including consumer credit, increases, but payment delinquencies and defaults generally decrease. During periods of economic slowdown and recession, such delinquencies and defaults generally increase but Originating Institutions tighten lending standards and the amount of consumer credit extended may decrease. No assurances can be given that the Company's collection experience would not worsen in a weak economic cycle. If the actual recovery experience with respect to the Receivables is materially lower than that projected, the financial condition of the Company would be materially adversely affected.

CONTROL BY PRINCIPAL STOCKHOLDER


    All of the Company's Common Stock currently is owned by Joseph K. Rensin. Following completion of the Offering, Mr. Rensin will beneficially own approximately 75% of the outstanding Common Stock (approximately 71.3% assuming the exercise of the Underwriters' over-allotment option in full). See "Principal Stockholders." Accordingly, Mr. Rensin will have control over the affairs of the Company, including the ability to elect directors and determine the outcome of votes by the Company's stockholders on all corporate matters, including mergers, sales of all or substantially all of the Company's assets, charter amendments and other matters requiring stockholder approval.


DEPENDENCE ON TECHNOLOGY/RISK OF BUSINESS INTERRUPTION

    The Company's success is dependent in large part on its continued investment in sophisticated telecommunications and computer systems, including predictive dialers, automated call distribution systems and digital switching equipment. The Company has invested significantly in technology in an effort to remain competitive and anticipates that it will be necessary to continue to do so in the future. Moreover, computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles, which requires the Company to anticipate and stay current with technological developments. There can be no assurance that the Company will be successful in anticipating, managing or adopting such technological changes on a timely basis or that the Company will have the capital resources available to invest in new technologies. In addition, the Company's business is highly dependent on its computer and telecommunications equipment and software systems, the temporary or permanent loss of which, through casualty or operating malfunction, could have a materially adverse effect on the Company's business. In the normal course of its business, the Company must record and process significant amounts of data quickly and accurately in order to properly bid on prospective acquisitions of Receivables and to maintain and expand its proprietary databases. While the Company believes that its existing information systems are sufficient to meet its current demands, the expected substantial growth in the Company's operations may require additional investment. Any simultaneous failure of both of the Company's fault tolerant information systems or proprietary software and their backup systems could cause interruptions in the Company's operation and could have a material adverse effect on the Company. The Company's business is dependent on service provided by various local and long distance telephone companies. A significant increase in the cost of telephone services or any significant interruption in telephone services could have a materially adverse impact on the Company.

COMPETITION

    The consumer finance collections industry remains highly fragmented, with approximately 6,000 consumer and commercial agencies and the top ten agencies controlling less than 20% of industry revenue. Creditrust experiences significant competition in the purchase and servicing of Receivables. The Company believes its major competitors include Commercial Financial Services, Tulsa, Oklahoma, West Capital Corporation, San Diego, California, and Outsourcing Solutions, Inc., St. Louis, Missouri. These companies may be larger and may have greater capital and other resources than Creditrust. There can be no assurance that the Company will be able to compete with its future or existing competitors. See "Business-- Competition."

SUBSTANTIAL DISCRETION OF MANAGEMENT CONCERNING USE OF PROCEEDS

    The Company expects to use a substantial portion of the net proceeds of this Offering to pay principal and accrued interest on $5.0 million of Subordinated Notes, and to purchase additional portfolios of Receivables, with the remaining proceeds being used for working capital requirements and other general corporate purposes. However, the Company does not have any specific commitments to purchase any particular portfolios. Accordingly, management will have substantial discretion in the allocation of the net proceeds of this Offering. See "Use of Proceeds."

GOVERNMENT REGULATION

    While the Company is not a credit card issuer, certain of its operations may be affected by laws and regulations applicable to credit card issuers as well. The relationship of a customer and a creditor is extensively regulated by federal and state consumer protection and related laws and regulations. Significant laws include the Fair Debt Collection Practices Act ("FDCPA"), Federal Truth-In-Lending Act, Fair Credit Billing Act, Equal Credit Opportunity Act, Fair Credit Reporting Act and Electronic Funds Transfer Act (and various federal regulations which relate to these Acts), as well as applicable, comparable statutes in the states in which customers reside or in which Originating Institutions are located. If certain of these laws apply to the Company, failure to comply could have a material adverse effect on the Company. Certain laws, including the laws described above, may limit the Company's ability to collect amounts owing with respect to Receivables, regardless of any act or omission on the part of the Company. No assurance can be given that any indemnities received from Originating Institutions will be adequate to protect the Company from losses on the Receivables or liabilities to customers.

    Additional consumer protection laws may be enacted that could impose requirements on the enforcement of, and collection on, consumer credit card or installment accounts. Any new laws or rulings that may be adopted, and existing consumer protection laws, may adversely affect the ability to collect on the Receivables. In addition, the failure of Creditrust to comply with such requirements could adversely affect the Company's ability to enforce the Receivables.

DIVIDENDS

    The Company has never declared or paid dividends on its Common Stock. Even after the Offering, the Company expects that future earnings, if any, will be used to acquire Receivables or otherwise be retained to finance the growth and development of the Company's business. Accordingly, the Company does not intend to declare or pay dividends on the Common Stock for the foreseeable future. Under the Maryland General Corporation Law (the "MGCL"), the Company is prohibited from paying a dividend unless, after giving effect to the payment of the dividend, (i) the Company may continue to pay its debts in the ordinary course of business, and (ii) the Company's assets equal or exceed its liabilities plus the preferences of any outstanding preferred equity securities upon dissolution. Any credit facility which the Company may enter into may contain dividend restrictions.

ABSENCE OF PRIOR PUBLIC MARKET; RELATIONSHIP OF OFFERING PRICE TO MARKET PRICE


    Prior to the Offering, there has been no public market for the Common Stock. Although the Company has applied for listing of the Common Stock on Nasdaq, there can be no assurance that an active trading market will develop or continue after the Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined by negotiations among the Company, the qualified independent underwriter and representatives of the Underwriters, and may not be indicative of the market price for shares of Common Stock after the Offering. Prices for the shares of Common Stock after the Offering will be determined in the market and may be influenced by many factors, including the depth and liquidity of the market for the Common Stock, investor perception of the Company, the consumer credit industry as a whole and general economic and market conditions. See "Underwriting."

VOLATILITY OF MARKET PRICE FOR COMMON STOCK

    From time to time after the Offering, there may be significant volatility in the market price of the Common Stock. Quarterly operating results of the Company or of other companies viewed by investors as being in comparable industries, changes in earnings estimated by analysts, changes in general conditions in the economy or the financial markets or other developments affecting the Company could cause the market price of the Common Stock to fluctuate substantially. See "Risks Associated with Fluctuations in Quarterly Operating Results." In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

CERTAIN ANTI-TAKEOVER PROVISIONS


    Certain provisions of the Company's charter could make a merger, tender offer or proxy contest involving the Company more difficult, even if such events were perceived by stockholders as beneficial to their interests. The charter empowers the Board of Directors to establish the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of, and issue up to, 5,000,000 shares of Preferred Stock without additional stockholder approval. These provisions could frustrate attempts to acquire sufficient shares to accomplish a change of control of the Company. Thus the Board could issue additional shares and classes of stock that could adversely affect the voting or other rights of holders of the Common Stock. Other provisions of the charter and Amended and Restated Bylaws (i) provide that special meetings of the stockholders may be called only by the Board of Directors or upon written demand of the holders of not less than a majority of the votes entitled to be cast at a special meeting and (ii) establish certain advance notice procedures for nomination of candidates for election as directors by stockholders and/or stockholder proposals to be considered at annual stockholder meetings. Mr. Rensin would also have sufficient voting power to approve any amendment to the charter or bylaws recommended by the Board of Directors without the affirmative vote of any other stockholder.


DILUTION


    The purchasers of the Common Stock offered hereby will experience immediate and substantial dilution of $10.56 per share, the amount by which the purchase price of the Common Stock offered hereby exceeds the net book value of the Common Stock immediately following the Offering, assuming an initial public offering price of $14.00 per share and after deducting estimated underwriting discounts and expenses. In connection with the issuance of the Subordinated Notes, the Company issued the Warrants, 396,000 of which are exercisable at an exercise price equal to the lesser of $12.00 per share or 85% of the initial public offering price of the Company's Common Stock. Investors will realize further dilution as the result of exercise of the Warrants. See "Dilution." In the event the Company issues additional Common Stock in the future, including shares which may be issued in connection with future acquisitions or the exercise of outstanding stock options, purchasers of Common Stock in this Offering may experience further dilution in net book value per share of the Common Stock.


SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Offering, there will be 8,000,000 shares of Common Stock outstanding. Of these shares, the 2,000,000 (2,300,000 if the over-allotment option is exercised in full) shares sold in the Offering will be freely tradeable without restriction, except for any shares purchased by an "affiliate" of the Company. The remaining 6,000,000 (5,700,000 if the over-allotment option is exercised in full) shares of Common Stock have been owned by Mr. Rensin for more than two years and have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Such shares will be subject to the provisions of Rule 144 of the Securities Act, including the volume limitations thereunder. Sales of substantial numbers of shares of Common Stock after the Offering could adversely affect the market price for the Common Stock. In addition, the Company, each of its directors and officers, its stockholder and the holders of the Warrants to purchase 396,000 shares of Common Stock have agreed, for a period of 180 days from the date of this Prospectus, not to sell or otherwise dispose, directly or indirectly, of any shares of Common Stock in the public market, without the prior written consent of Ferris, Baker Watts, Incorporated. In addition, an affiliate of Boenning & Scattergood, Inc. which purchased 54,000 Warrants has agreed, subject to certain exceptions, for a period of one year commencing April 2, 1998, not to sell or otherwise dispose, directly or indirectly, of any shares of Common Stock. The market price of the Common Stock could be materially and adversely affected by the sale or availability for sale of shares, which may be issued under the Company's stock incentive plans.


    The Company issued Warrants to purchase 450,000 shares of Common Stock in connection with its issuance of the Subordinated Notes. The Company has agreed with the holders of the Warrants to file a shelf registration statement providing for the resale of the shares of Common Stock issuable upon exercise of the Warrants within 60 days of the effectiveness of this Registration Statement and to keep the Registration Statement effective until April 1, 2000.

NEED FOR QUALIFIED INDEPENDENT UNDERWRITER


    Under Rule 2720 of the Rules of Conduct of the National Association of Securities Dealers, Inc. (the "NASD"), when more than 10% of the subordinated debt securities of the Company are held by a member of the NASD or an affiliate of a member, the Price to Public of the shares must be no higher than that recommended by a "qualified independent underwriter" as that term is defined in Rule 2720. Boenning & Scattergood, Inc., one of the Representatives, is a member of the NASD, and an affiliate of Boenning & Scattergood holds 12% of the Company's Subordinated Notes. In accordance with Rule 2720, Ferris, Baker Watts, Incorporated has agreed to act as qualified independent underwriter in connection with pricing the Offering and conducting due diligence. The price to the public of the shares, when sold to the public at the Price to Public set forth on the cover page of this Prospectus, will be no higher than that recommended by Ferris, Baker Watts, Incorporated. Ferris, Baker Watts, Incorporated will receive no additional compensation for its services as qualified independent underwriter. See "Underwriting."


FORWARD LOOKING STATEMENTS


    This Prospectus contains certain forward-looking statements. These statements include the plans and objectives of management for future operations, including plans and objectives relating to future growth of the number of Receivables and availability of financing. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person that the objectives and plans of the Company will be achieved.

                      RECENT DEVELOPMENTS--SECURITIZATION


OVERVIEW



    In June 1998, the Company completed its first securitization of Receivables. The Company intends to pursue similarly structured securitization transactions in the future. In the Securitization, the Company transferred Receivables owned by the Company with a charge-off balance of $412 million and a carrying value of $4.6 million. It also purchased for $6.5 million and simultaneously transferred Serviced Receivables with a charge-off balance of $692 million, at a transaction price negotiated at the time that the servicing arrangement was initiated, to Creditrust SPV2, LLC ("SPV2"), a special-purpose finance company created and owned by the Company. SPV2 issued, through a trust created under an indenture and servicing agreement with an independent trustee, $14.5 million of 6.43% Creditrust Receivables-Backed Notes, Series 1998-1 (the "Securitization Notes"), secured by a trust estate consisting, in part, of Receivables transferred by SPV2 and a financial guaranty insurance policy. The Securitization qualified as a sale under generally accepted accounting principles. The Securitization Notes received a "AA" rating from Standard & Poor's Corporation.



    As of June 30, 1998, the Company owned Receivables not contributed to the Securitization with a charge-off balance of $83.4 million and a carrying value of $3.2 million and was servicing Receivables under the Securitization with a charge-off balance of $1.1 billion and a cost (measured at the time of the Securitization) of $10.8 million. Accordingly, a substantial portion of the Company's revenues will be attributable to servicing income on the securitized Receivables pending acquisition of additional portfolios of owned Receivables.



    The Securitization Notes were sold to institutional investors in a private placement transaction. The Company received the proceeds of the sale. The projected recovery value of the transferred Receivables exceeded the principal balance of the Securitization Notes. The Company retains a residual interest in SPV2 representing this interest. No payments with respect to the residual interest may be made until payment of various fees (including trustee fees, the servicing fees payable to the Company, backup servicer fees, and note insurer fees and premiums), payments required to be made to a reserve account under the indenture and servicing agreement, and payments of interest and principal on the Securitization Notes, have been made in full. The Company acts as servicer with respect to the Receivables included in the Securitization, and receives a servicing fee equal to 20% of collections. As servicer, the Company continues its collection activities with its customers as it otherwise would with owned Receivables. Accordingly, customer relationships are not affected by the Securitization.



FINANCIAL STATEMENT EFFECT OF SECURITIZATION



    BALANCE SHEET



    The proceeds from the Securitization were used by the Company to pay the purchase price of the Serviced Receivables, to retire debt associated with the owned Receivables, and to pay transaction costs. After such application, the Company retained net proceeds of $5.6 million. The Company recognized gain on the sale of the owned Receivables in the Securitization of $6.1 million (which resulted in an increase in retained earnings of $3.7 million). The Company also recorded a residual investment in securitization of $4.2 million. Also, the deferred tax liability was increased by $2.4 million as a result of the Securitization being treated as a sale for financial statement purposes and as a financing for income tax purposes. See Note R of Notes to Financial Statements.



    STATEMENT OF EARNINGS



    The Securitization, and any additional securitizations that may be effected by the Company in the future, will have a material effect on a number of the revenue and expense categories reflected on the Company's statement of earnings. Consequently, until such time, if any, as the Company's revenues from owned and securitized Receivables are substantially greater than the revenues and gain recognized with respect to a particular securitization, period-to-period comparisons may be affected.



    The Company has not included in this Prospectus pro forma financial statements that give effect to the Securitization. The Company does not believe that it is possible to reflect meaningfully certain of the effects of the Securitization in a pro forma statement of earnings prepared in accordance with the rules of the Securities and Exchange Commission governing the preparation of pro forma financial statements. It is not practicable for the Company to determine factually supportable pro forma adjustments, including adjustments relating to interest income accruals on the residual investment in securitization, giving effect to cash collections on owned finance Receivables and purchased Serviced Receivables for periods prior to the date of consummation of the Securitization. Additionally, in a pro forma income statement, the Company would be required to reduce revenues to reflect the Securitization without reducing expenses or reflecting various other effects of the Securitization. Accordingly, the Company believes that an investor's understanding of the effects of the Securitization on the Company's statement of earnings can best be aided by understanding the effects of the Securitization on various components of revenue (including income on finance Receivables, servicing income, and gain on sale) and interest income/expense (income on residual investment in securitization, interest expense and income expense).



    The following is a summary of the principal effects of the Securitization on the Company's statement of earnings:



    EFFECT ON INCOME ON FINANCE RECEIVABLES. The Company will experience a significant reduction in the aggregate of income on finance Receivables and servicing income in future periods, because the 20% servicing fee on the securitized Receivables is significantly less than the income on finance Receivables typically realized or the servicing income received with respect to the Serviced Receivables. Thus, for example, the Company actually realized a total of $9.8 million of income on finance Receivables and servicing income on Serviced Receivables subject to the Securitization during 1997 and $2.7 million of income on finance Receivables and servicing income on Serviced Receivables subject to the Securitization during the first quarter of 1998. By comparison, had the Securitization been completed on January 1, 1997 and 1998, respectively, the Company would have received only a 20% servicing fee on all of the securitized Receivables (both owned and serviced), equal to approximately $2.5 million for 1997 and $753,000 for the first quarter of 1998. The Company is actively purchasing additional portfolios of finance Receivables on an ongoing basis with cash on hand, including remaining net proceeds from the issuance of the Subordinated Notes and from the Securitization. However, the Company cannot predict when additional portfolios of finance Receivables purchased with available resources, the proceeds of this Offering, or the proceeds of future borrowings would generate revenues in an amount sufficient to offset the revenue reduction arising from the Securitization.



    EFFECT ON GAIN ON SALE. The Company realized gain on sale of $6.1 million during the second quarter of 1998 as a result of Securitization. While the Company expects to pursue additional securitizations, it cannot predict the timing of such securitizations, the number of securitizations in any year or the amount of gain on sale associated with any such securitization. Accordingly, periods in which gain on sale is recognized may not be comparable to periods in which gain on sale is not recognized.



    EFFECT ON INCOME ON RESIDUAL. The Company recorded a residual investment in securitization of $4.2 million in connection with the Securitization, which is accounted for as available-for-sale debt security. The investment in securitization is accounted for under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") as available-for-sale debt securities and is estimated to accrue income at the rate of 12% per annum. Once the Securitization Notes are retired, recoveries will be applied to reduce the carrying amount of the investment in securitization and accrued income. Accordingly, the recognition of income on the residual created in this or future periods may affect period-to-period comparisons. Additionally, unrealized gains and losses reflecting changes in fair value of the residual investment, net of tax, will not be reflected in earnings but will be recorded as a separate component of stockholders' equity until realized.

    EFFECT ON INTEREST INCOME/EXPENSE. The Company's interest expense will decline as a result of repayment of certain debt incurred to finance the purchase of Receivables. This debt, in the amount of $1.0 million and bearing interest at the rate of prime plus one percent per annum, was repaid on June 19, 1998. However, this reduction in interest expense is offset by interest on the Company's Subordinated Notes currently bearing interest at 10% per annum, which will be repaid with a portion of the proceeds of this Offering. The Company has used the proceeds of the Subordinated Note offering principally for the purpose of purchasing additional portfolios of Receivables pending completion of this Offering. The Company will have significant cash balances after completion of this Offering, which balances will be available to purchase additional portfolios of Receivables. However, the Company also anticipates that it will enter into warehouse credit arrangements and will purchase certain Receivables under such a warehouse facility. Therefore, the level of future interest income/expense may vary.


                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the shares of Common Stock offered hereby, at an assumed offering price of $14.00 per share, are estimated to be $25.2 million, after deducting underwriting discounts and commissions and estimated offering expenses. The Company expects to use a portion of the net proceeds from the sale of the Common Stock to repay the $5.0 million of Subordinated Notes plus accrued interest. The Subordinated Notes were issued on April 2, 1998 in a private placement transaction, bear interest at 10% per annum in 1998 and 15% per annum thereafter, mature on March 31, 2001, and are required to be repaid upon the Company's initial public offering. The net proceeds from the sale of the Subordinated Notes are being used for general working capital purposes, including the purchase of additional portfolios of consumer Receivables aggregating $3.2 million through June 30, 1998. In connection with the issuance of the Subordinated Notes, the Company issued the Warrants. The remaining net proceeds of the Offering will be used primarily to acquire Receivables. Net proceeds may also be used for working capital requirements and for other general corporate purposes. Pending such use, it is anticipated that the Company will invest the net proceeds in short-term, investment grade marketable securities.


                                DIVIDEND POLICY

    As a privately held corporation, the Company has never declared or paid dividends on its Common Stock. The Company expects that future earnings, if any, will be retained to finance the growth and development of the Company's business and, accordingly, does not intend to declare or pay dividends on the Common Stock for the foreseeable future. The declaration, payment and amount of future dividends, if any, will be subject to the discretion of the Company's Board of Directors and will depend upon, among other factors, the future earnings, results of operations, financial condition and capital requirements of the Company. In addition, any future credit facility may restrict the Company from paying dividends. Also, under the MGCL, the Company is prohibited from paying any dividend unless after giving effect to the payment of the dividend (i) the Company may continue to pay its debts in the ordinary course of business, and
(ii) the Company's assets equal or exceed its liabilities plus the preferences of any outstanding preferred equity securities upon dissolution. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of March 31, 1998 on an actual, pro forma and pro forma as adjusted basis to give effect:
(i) on a pro forma basis to the issuance of the Subordinated Notes and the Warrants and the allocation of the total issuance price of these securities to debt and paid-in capital, respectively and (ii) as further adjusted, to the assumed elimination of indebtedness under the Company's bank credit facility of $1.5 million (but not the gain on sale of $6.1 million, or $3.7 million after taxes, upon the completion of the Securitization) and, to the sale of the 2,000,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom to pay principal and interest on the Subordinated Notes (which will result in a $659,000 non-cash extraordinary charge for early extinguishment of indebtedness, after taxes, upon the retirement of the Subordinated Notes). The following table should be read in conjunction with "Recent Events--Securitization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's financial statements, including the notes thereto, and the other financial information included elsewhere in this Prospectus.


                                                                                        MARCH 31, 1998
                                                                             -------------------------------------
                                                                                                        PRO FORMA
                                                                              ACTUAL    PRO FORMA (1)  AS ADJUSTED
                                                                             ---------  -------------  -----------

                                                                                        (IN THOUSANDS)
Debt:
  Notes Payable............................................................  $   1,558    $       0     $       0
  Subordinated Notes.......................................................          0        4,505             0

Stockholder's Equity:
  Common Stock, 20,000,000 shares authorized, 6,000,000 shares issued and outstanding, 8,000,000 shares as adjusted, par value $0.01 per share
    (2)....................................................................         60           60            80
  Paid-in Capital..........................................................         53          547        25,737
  Retained Earnings........................................................      2,367        2,367         1,708
                                                                             ---------  -------------  -----------
  Total Stockholder's Equity...............................................      2,479        2,974        27,525
                                                                             ---------  -------------  -----------
  Total Capitalization.....................................................  $   4,037    $   7,479     $  27,525
                                                                             ---------  -------------  -----------
                                                                             ---------  -------------  -----------


------------------------


(1) Reflects the issuance of the Subordinated Notes and Warrants for total consideration of $5.0 million. This consideration was allocated to the issuance price of the Subordinated Notes ($4.5 million) and the Warrants ($494,000) based on their respective fair values under the terms of the Subordinated Notes. The Subordinated Notes must be repaid upon the Company's initial public offering at $5.0 million, plus accrued interest. This will also result in a non-cash extraordinary charge for early extinguishment of indebtedness.


(2) Upon the closing of the Offering and assuming an initial public offering price of $14.00 per share, there will be outstanding Warrants to purchase 396,000 shares at $11.90 per share and employee stock options or Warrants to purchase 429,000 shares of Common Stock at the initial public offering price.

                                    DILUTION


    At March 31, 1998, the pro forma net tangible book value of the Company was $3.0 million or $0.50 per share. Pro forma net tangible book value represents the total assets less total liabilities of the Company adjusted for the issuance of the Warrants as of March 31, 1998. Net book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After giving effect to the issuance by the Company of the Warrants, the sale by the Company of the 2,000,000 shares of Common Stock offered hereby at an assumed initial offering price of $14.00 per share, the application of the proceeds therefrom to repay indebtedness, including the Subordinated Notes, and the recognition of an extraordinary charge for extinguishment of indebtedness, net of taxes, of $659,000 (but not the $6.1 million of gain on sale, or $3.7 million net of taxes, arising from the Securitization), the pro forma net tangible book value of the Company would have been $27.5 million or $3.44 per share. This represents an immediate increase in pro forma net tangible book value of $2.94 per share to the Company's existing stockholder and an immediate dilution in net book value of $10.56 per share to new investors purchasing shares of Common Stock in the Offering. The following table illustrates this per share dilution:



Assumed initial public offering price......................                $   14.00
  Pro forma net book value prior to the Offering...........        0.50
  Increase attributable to new investors...................        2.94
                                                             -----------
  Pro forma net book value after the Offering..............                     3.44
                                                                          -----------
Dilution in net book value to new investors................                $   10.56
                                                                          -----------
                                                                          -----------


    The following table sets forth as of December 31, 1997, the difference between the existing stockholder and the purchasers of shares in the Offering with respect to the number of shares purchased from the Company, but without giving effect to the assumed exercise of the Warrants, the total consideration paid and the average price per share paid:


                              SHARED PURCHASED          TOTAL CONSIDERATION
                          -------------------------  --------------------------      AVERAGE
                            NUMBER     PERCENTAGE       AMOUNT      PERCENTAGE   PRICE PER SHARE
                          ----------  -------------  -------------  -----------  ---------------
Existing Stockholder....   6,000,000           75%   $     112,724          .4%     $    0.02
New Investors...........   2,000,000           25%   $  28,000,000        99.6%     $   14.00
Total...................   8,000,000          100%   $  28,112,724       100.0%


    Upon the closing of the Offering and assuming an initial public offering price of $14.00 per share, there will be outstanding Warrants to purchase 396,000 shares at $11.90 per share and employee stock options or Warrants to purchase 429,000 shares of Common Stock at the initial public offering price. To the extent that any of the outstanding Warrants exercisable at a price less than the initial public offering price are exercised, there will be further dilution to new investors. See "Shares Eligible for Future Sale."

                            SELECTED FINANCIAL DATA
               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)


    The following table sets forth selected balance sheet, income statement and cash flow data of the Company as of the end of and for each of the years in the five-year period ended December 31, 1997. The selected financial data for the years ended December 31, 1995, 1996 and 1997 have been derived from the Company's audited financial statements included elsewhere in this Prospectus. The selected financial data presented for the periods ended March 31, 1997 and 1998 are unaudited and are included in the financial statements contained elsewhere in this Prospectus. The selected financial data for the years ended December 31, 1993 and 1994 have been derived from unaudited financial statements not included in this Prospectus. The selected financial data presented below should be read in conjunction with the Company's financial statements and notes thereto and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included in this Prospectus.



                                                                                                       THREE MONTHS ENDED MARCH
                                                    AS OF AND FOR THE YEAR ENDED DECEMBER 31,                    31,
                                            ---------------------------------------------------------  ------------------------
                                               1993         1994        1995       1996       1997        1997         1998
                                            -----------  -----------  ---------  ---------  ---------  -----------  -----------
                                            (UNAUDITED)  (UNAUDITED)  (AUDITED)  (AUDITED)  (AUDITED)  (UNAUDITED)  (UNAUDITED)
STATEMENT OF EARNINGS DATA:
Total Revenue.............................   $   2,182    $   3,639   $   4,560  $   5,521  $   9,826   $   1,940    $   3,403
Expenses from Operations:
  Personnel...............................         900        1,390       1,847      2,618      5,922         938        1,712
  Communications..........................         246          361         404        573        912         144          278
  Rent....................................         123          216         240        382        853         123          303
  Portfolio Repurchase Costs..............          --           --          --        384         --          --           --
  Other Expenses..........................         412        1,016         624        562      1,095         338          380
                                            -----------  -----------  ---------  ---------  ---------  -----------  -----------
Total Expenses from Operations............       1,681        2,984       3,114      4,518      8,782       1,543        2,673
Earnings from Operations..................         502          656       1,445      1,003      1,044         398          730
Other Income (Expense)....................        (344)        (252)       (249)      (213)      (363)       (112)         (65)
Earnings Before Income Tax................         157          404       1,196        790        682         285          665
Net Earnings..............................         110          265         734        474        456         174          415
Earnings per Common Share.................   $     .02    $     .04   $     .12  $     .08  $     .08   $     .03    $     .07
Weighted Average Shares Outstanding.......   6,000,000    6,000,000   6,000,000  6,000,000  6,000,000   6,000,000    6,000,000
OTHER DATA:
Weighted Average Investment in finance
  Receivables(1)..........................   $   1,152    $   1,470   $   1,731  $   3,187  $   5,919   $   6,624    $   4,831
Collections on finance Receivables(2).....   $   2,385    $   3,971   $   4,914  $   6,252  $  12,420   $   2,353    $   3,766
EBITDA(3).................................   $     514    $     726   $   1,538  $   1,162  $   1,268   $     421    $     823
Collections Applied to Principal on
  Receivables.............................   $     227    $     328   $     670  $     832  $   2,100   $     417    $     407

Cash Flows provided by (used in):
  Operating Activities....................         (83)         191         982      1,207      1,237         543          711
  Investing Activities....................        (428)        (738)       (585)    (4,188)     1,431        (163)         155
  Financing Activities....................         623        1,015        (138)     2,909     (2,374)       (307)        (723)

Charged-off Balance(2)....................   $  71,252    $ 119,256   $ 175,512  $ 434,563  $1,104,647  $ 452,013    $1,104,647
Number of Accounts........................      27,366       55,524      84,528    213,899    580,353     221,587      580,353
Number of Employees.......................          44           44          61        125        245         161          218
BALANCE SHEET DATA:
Cash......................................   $     594    $     289   $     548  $     476  $     770   $     549    $     913
Total Debt................................   $      --    $      --   $      --  $   3,793  $   2,106   $   3,749    $   1,558
Stockholder's Equity......................   $     135    $     400   $   1,134  $   1,608  $   2,064   $   1,782    $   2,479


------------------------


(l) Does not include the Serviced Receivables.



(2) Includes the Serviced Receivables as of December 31, 1997.



(3) EBIDTA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is presented because management believes the indicator relied upon by the Company in the management of its business as a key measure of the Company's ability to derive cash from its investing and financing activities provides useful information regarding the Company's ability to service existing debt, incur additional debt and fund the acquisition of additional Receivables or meet other capital requirements. For instance, an increase in EBITDA would generally indicate to the Company that increases in income on finance Receivables and servicing fees represent increased capacity to fund purchases of additional portfolios without reliance on external funding sources. Conversely, a reduction in the indicator would mean that there was less internally generated cash available for new portfolio investments. Additionally, the manner in which the Company computes EBITDA may not be the same way in which other companies compute similarly described data. Therefore, this data may not be comparable to similarly titled measures of other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND OTHER PARTS OF THIS PROSPECTUS CONTAIN, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE AUDITED FINANCIAL STATEMENTS OF THE COMPANY, INCLUDING THE NOTES THERETO, INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW


    The Company acquires, services and liquidates portfolios of distressed Receivables and believes that it is one of the largest distressed consumer receivables purchasers anywhere in the United States. From its founding in 1991, the Company has acquired charged-off Receivable balances (measured at the amount charged-off by the Originating Institution at the date of charge-off) aggregating approximately $1.4 million in 1991, $22.6 million in 1992, $47.3 million in 1993, $48 million in 1994, $56.3 million in 1995, $259.1 million in 1996 and $670 million in 1997 including certain Serviced Receivables, for a total balance of acquired or Serviced Receivables exceeding approximately $1.4 billion as of June 30, 1998. The following table illustrates this growth:



                              [INSERT C/R CHART 1]

    The following table illustrates the Company's collection experience for the periods indicated:


                                                                                              AT AND FOR THE
                                                    AT AND FOR THE YEAR ENDED DECEMBER        QUARTER ENDED
                                                                   31,                          MARCH 31,
                                                          (DOLLARS IN THOUSANDS)          (DOLLARS IN THOUSANDS)
                                                   ------------------------------------  ------------------------
                                                      1995        1996         1997         1997         1998
                                                   ----------  ----------  ------------  ----------  ------------

Collections(1)...................................  $    4,814  $    6,252  $     12,420  $    2,353  $      3,766

Income on receivables............................  $    4,560  $    5,521  $      7,246  $    1,940  $      1,503

Servicing income.................................  $   --      $   --      $      2,580  $   --      $      1,242

Gain on sale.....................................  $   --      $   --      $    --       $   --               658

Total receivables and servicing income...........  $    4,560  $    5,521  $      9,826  $    1,940  $      3,403

Weighted average investment in finance
  Receivables(2).................................  $    1,731  $    3,187  $      5,842  $    6,624  $      4,831

Weighted average charged-off balance(1)(3).......  $  146,669  $  248,990  $    689,924  $  434,563  $  1,104,647

Charged-off balance at end of period(1)(4).......  $  178,512  $  434,563  $  1,104,647  $  452,013  $  1,104,647


------------------------

(1) Includes the Serviced Receivables during the year ended December 31, 1997 and the quarter ended March 31, 1998.


(2) Does not include the Serviced Receivables and represents the average investment balance during the period measured by the financial statement carrying value of portfolios of Receivables owned by the Company determined by dividing the total value for the portfolio of Receivables at the end of each month in the period by the number of months in the period.


(3) Represents the average of the charged-off balances acquired by the Company determined by dividing the total charged-off balance at the end of each month in the period by the number of months in the period, without regard to collections or Receivables settled.

(4) Represents the balance of Receivables acquired by the Company as of the end of the period measured by balances charged-off by the Originating Institutions, without regard to collections or Receivables settled.


    The Company accounts for its investment in finance Receivables on an accrual basis using unique and exclusive static pools. Static pools are established using similar accounts with similar attributes, usually based on acquisition timing and/or by seller. Once a static pool is established the Receivables in the pool are not changed. The difference between the contractual receivable balance of the accounts in the static pools and the cost of each static pool (the discount), is not recorded since the Company expects to collect a relatively small percentage of each static pool's contractual receivable balance. Each static pool is initially recorded at cost. See Note B of Notes to Financial Statements.


    Accrual accounting for each static pool is measured as a unit for the economic life of the static pool (similar to one loan) for recognition of income on finance Receivables, or collections applied to principal on finance Receivables, and for provision for loss or impairment. The effective interest rate for each static pool is estimated based on the estimated monthly collections over the estimated economic life of each pool, currently five years based on the Company's collection experience. Income on finance Receivables is accrued monthly based on each static pool's effective interest rate applied to each static pool's monthly opening carrying value. Monthly collections received for each static pool reduce each static pool's carrying value. To the extent collections exceed the interest accrual, the carrying value is reduced and the reduction is recorded as collections applied to principal. If the accrual is greater than collections, then the carrying value accretes. Accretion arises as a result of collection rates being lower in the early months of ownership than the estimated effective yield which reflects collections for the entire economic life of the static pool. Measurement of impairment and any provision for loss is based on each static pool. To the extent the estimated future cash flow, discounted at the estimated yield increases or decreases, the Company adjusts the yield accordingly. To the extent that the carrying amount of a particular static pool exceeds its fair value, a valuation allowance would be recognized in the amount of such an impairment. The estimated yield for each static pool is based on estimates of future cash flows from collections, and actual cash flows may vary from current estimates.

    The Company monitors its models with a view toward refining the predictability of both the amount and timing of collections. For the years ended December 31, 1995 and 1996, the Company relied largely on static pool-wide past performance characteristics. After extensive statistical analysis of static pool performance specifics during the year ended December 31, 1997, the Company implemented a further refinement in its collection models. The refinement included static pool specific estimates and had the effect of reducing total future projected cash flows on a portfolio-wide basis. The total effect on the individual static pools of this change in estimates was to decrease net income for the year ended December 31, 1997, by approximately $700,000 after taxes from the amount which would have been computed prior to this change. Total cash flow for 1997 was unaffected by the change in future estimates, with the result that the reduction in income on finance Receivables was applied to increase the amount of collections applied to finance Receivables. See Note C of Notes to Financial Statements. While the Company believes that its collection models will continue to provide accurate forecasts of future collections, changes in collection patterns within the Company's portfolios, which may result from a variety of factors beyond the Company's control, including changes in general economic conditions and changes in consumer attitudes toward repayment of defaulted obligations, may have an impact on the Company's future estimates.

    The Company also receives servicing fees with respect to the Serviced Receivables for which it applies the same collection techniques as it does for owned portfolios of finance Receivables. In the quarter ended September 30, 1997, the Company began recognizing servicing income in connection with its agreement to liquidate the Serviced Receivables. Under the terms of the servicing agreement, the financial institution had agreed to accept any third-party offer to purchase or allow the Company to securitize the Serviced Receivables provided the proceeds to the financial institution exceeded a minimum amount. See "Liquidity and Capital Resources." The Serviced Receivables were included in the Securitization described below.


    In the quarter ended March 31, 1998, the Company realized $658,000 in sales income (See Note L of Notes to Financial Statements). In June 1998, the Company completed its first securitization of finance Receivables. In the Securitization, the Company transferred Receivables owned by the Company with a charge-off balance of $412 million and a carrying value of $4.6 million and also purchased for $6.5 million and simultaneously transferred Serviced Receivables with a charge-off balance of $692 million, at a transaction price negotiated at the time that the servicing arrangement was initiated, to SPV2. SPV2 issued $14.5 million of 6.43% Securitization Notes, secured by the Receivables transferred to SPV2 and a financial guaranty insurance policy. As of June 30, 1998, the Company also owned Receivables not contributed to the Securitization with a charge-off balance of $83.4 million and a carrying value of $3.2 million.


    The projected recovery value of the transferred Receivables exceeded the principal balance of the Securitization Notes. The Company retains a residual interest in SPV2 representing this interest. The Company acts as servicer with respect to the Receivables included in the Securitization, and receives a servicing fee equal to 20% of collections. As servicer, the Company continues its collection activities with its customers as it otherwise would with owned Receivables. Accordingly, customer relationships are not affected by the Securitization.

    The Securitization qualified as a sale under generally accepted accounting principles. For securitized pools of finance Receivables, future income is reduced due to the elimination of income on finance Receivables and partially offset by the receipt of servicing income and interest income on the residual investment in securitization. After payment of all principal and interest on the Securitization Notes, the Company will receive all collections, subject to an obligation to pay the seller of the Serviced Receivables 10% of collections with respect to the Serviced Receivables after aggregate collections on this portfolio exceed a specified amount with respect to the Serviced Receivables.



    The proceeds from the Securitization were used by the Company to pay the purchase price of the Serviced Receivables, to retire debt associated with the owned Receivables, and to pay transaction costs. The Company recognized gain on the sale of the owned Receivables in the Securitization of $6.1 million and received cash of $5.6 million. The Company also recorded a residual investment in securitization of $4.2 million. The investment in securitization is accounted for under the provisions of SFAS 115 as debt securities available-for-sale and is estimated to accrue income at the rate of 12% per annum. Once the Securitization Notes are retired, recoveries will be applied to reduce the carrying amount of the investment in securitization and accrued income. The Company expects to pursue similar securitization transactions in the future. See "Recent Developments--Securitization" and Note R of Notes to Financial Statements for additional discussion concerning the financial statement effects of the Securitization.


    In April 1998, the Company issued, for $5.0 million in total consideration, $5.0 million principal amount of Subordinated Notes and Warrants to purchase 396,000 shares of Common Stock at an exercise price, following completion of this Offering, of $11.90 per share (assuming an initial public offering price of $14.00 per share) and Warrants to purchase 54,000 shares of Common Stock at an exercise price equal to the initial public offering price. The Company recorded the fair value of the Subordinated Notes at $4.5 million and recorded as additional paid-in capital the remaining consideration of $494,000 attributable to the fair value of the Warrants. Upon the conclusion of the Offering, the Company will be required to repay the Subordinated Notes at $5.0 million plus accrued interest to the date of repayment. This will result in the Company recording an extraordinary charge for the early repayment of indebtedness which, including debt issuance costs, will result in an extraordinary charge of approximately $659,000 after-tax, ignoring any amortization of financing costs and original issue discount that will have been expensed between the date of issuance and the date of pay-off. Accordingly, quarter-to-quarter comparisons of results for the quarter in which this Offering is concluded will be adversely affected.

    Income taxes have been provided for in the results of operations based on the statutory federal and state rates on accounting income. Permanent differences between the statutory rates and actual rates are minimal. Income on finance Receivables for tax purposes is recognized on the cost recovery method. Under the cost recovery method, gross collections on finance Receivables are not taxable until the cost of the finance Receivables has been collected. Imputed loan repayments and interest expense on payments to participants are recorded as costs for tax purposes when due based on collection participation levels. In the past the Company has financed certain portfolio purchases through participations with certain investors, but does not anticipate that this will be used as a funding source in the future. Temporary differences in recognition of income on finance Receivables have resulted in deferred tax liabilities. Temporary differences in recognition of payments to participants and deferred gain generally have accumulated deferred tax assets. The Company's deferred tax liabilities have grown as a result of the rapid increase in acquisitions of Receivables by the Company, providing the Company with additional liquidity offered by the deferred tax liabilities. Management expects deferred tax liabilities to increase as long as the operating expenses on existing and additional finance Receivables exceed collections on fully cost recovered portfolios.


    In the past, the Company would arrange for certain portfolio purchases to be financed by related parties when financing from banks or other institutional lenders was not readily available. In a typical financing arrangement, the Company would acquire a portfolio of consumer Receivables for the benefit of the Company and other participants and under which the Company would receive an above-market servicing fee or a participation interest and in all cases would continue the collection process. The Company does not intend to utilize these financing arrangements after completion of the Offering.


RESULTS OF OPERATIONS

    The following table sets forth certain statement of earnings and supplemental cash flow data on a historical basis, each a percentage of revenues:


                                                                                   YEAR ENDED                QUARTER ENDED
                                                                                  DECEMBER 31,                 MARCH 31,
                                                                         -------------------------------  --------------------
                                                                           1995       1996       1997       1997       1998
                                                                         ---------  ---------  ---------  ---------  ---------
Revenue
  Income on finance Receivables........................................      100.0%     100.0%      73.7%     100.0%      44.2%
  Servicing fees.......................................................     --         --           26.3     --           36.5
  Gain on sale.........................................................     --         --         --         --           19.3
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                             100.0      100.0      100.0      100.0      100.0

Expenses
  Personnel............................................................       40.5       47.4       60.3       48.3       50.3
  Contingency legal and court costs....................................        8.2        3.8        3.3        5.2        3.1
  Communications.......................................................        8.9       10.4        9.3        7.4        8.2
  Rent and other occupancy.............................................        5.3        6.9        8.7        6.3        8.9
  Professional fees....................................................        2.6        2.8        5.1        5.4        5.6
  General and administrative...........................................        2.9        3.5        2.8        6.8        2.5
  Portfolio repurchase costs...........................................     --            7.0     --         --         --
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                              68.3       81.8       89.4       79.5       78.5
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------

Earnings from Operations...............................................       31.7       18.2       10.6       20.5       21.5

Other Income (Expense)
  Interest and other...................................................        0.5        1.3        0.2        0.0        0.3
  Interest expense.....................................................       (5.9)      (5.2)      (3.8)      (5.8)      (2.2)
                                                                         ---------  ---------  ---------  ---------  ---------

Earnings before income taxes...........................................       26.2       14.3        6.9       14.7       19.5

Provision for income taxes.............................................       10.1        5.7        2.3        5.7        7.3
                                                                         ---------  ---------  ---------  ---------  ---------

Net Earnings...........................................................       16.1%       8.6%       4.6%       9.0%      12.2%
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------

EBITDA.................................................................       33.7%      21.0%      12.9%      21.7%      24.2%
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------

Collections applied to principal on receivables........................       14.7       15.1       21.5       21.5       12.0
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------


QUARTER ENDED MARCH 31, 1998 COMPARED TO QUARTER ENDED MARCH 31, 1997


    REVENUES. Total revenues for the quarter ended March 31, 1998 were $3.4 million compared to total revenues of $1.9 million for the quarter ended March 31, 1997, an increase of 75.4%. This increase in revenues was principally the result of the receipt of $1.2 million in servicing income in the quarter ended March 31, 1998 and a $658,000 gain on sale; there was no servicing income or gain on sale in the first quarter of 1997. Offsetting these increases, income on finance Receivables declined $437,000 in the quarter ended March 31, 1998 compared to the quarter ended March 31, 1997 as a result of the higher investment level of Receivables owned in 1997 over 1998. The Company made greater levels of portfolio acquisitions in late 1996 and early 1997 than it did in late 1997 and early 1998, when the Company was pursuing alternative funding sources to bank financing. As a result, the weighted average investment in Receivables declined to $4.8 million in the first quarter of 1998 from $6.6 million in the first quarter of 1997. Collections increased $1.4 million or 60.0%. The weighted average charged-off balances owned or serviced by the Company increased from $435 million at March 31, 1997 to $1.105 billion at March 31, 1998, an increase of 144.4%.



    Revenues in the quarter ended March 31, 1998 were favorably affected by a $658,000 gain on sale resulting from the resale of a portfolio repurchased under a settlement agreement (see Note L of Notes to the Financial Statements). Previously deferred income of $895,000 was recognized against a $237,000 cost of the resale. See "Financial Condition--Deferred Income."



    TOTAL EXPENSES FROM OPERATIONS. Total expenses from operations increased by $1.1 million to $2.7 million in the quarter ended March 31, 1998 from $1.5 million in the quarter ended March 31, 1997. Total expenses from operations as a percent of revenue were 79.5% and 78.5% in 1997 and 1998, respectively. Operating expenses for the quarter ended March 31, 1998 increased over the quarter ended March 31, 1997 by 73.2% due to (a) a 82.6% increase in personnel costs as a result of growing total staff from 161 to 218 as of March 31, 1997 and 1998, respectively; (b) a 146.3% increase in rent and occupancy due to the start up of the approximately 36,000 square foot operations center in March 1997 compared to the full quarter of occupancy for the quarter ended March 31, 1998; and (c) increases in communications and professional fees as a result of usage increases in long distance, credit reporting, legal and accounting services.


    Expenses increased in the quarter ended March 31, 1998 primarily as a result of costs associated with recovery efforts on the Serviced Receivables, and in anticipation of additional acquisitions in the 1998 fiscal year. Management believes that many of the expense categories discussed above can support the servicing and the liquidation of substantially larger volumes of Receivables without proportional expense increases.

    Personnel expenses were $938,000 or 48.3% of revenue in the quarter ended March 31, 1997 and $1.7 million or 50.3% of revenue for the quarter ended March 31, 1998. Major categories of personnel expense increases included: (a) additional compensation costs for development, installation and training associated with the expanded information technology systems; (b) a significant investment in senior management infrastructure, including senior management staff in information technology and legal; and (c) an increase in the number of account officers to service a larger volume of Receivables.

    Rent and other occupancy costs were $123,000 or 6.3% of revenue and $303,000 or 8.9% of revenue in the quarters ended March 31, 1997 and 1998, respectively. This increase is attributable to the addition of approximately 36,000 square feet of space for the new operations center started up in March 1997 and depreciation expense increases due to equipment and furniture additions of approximately $1 million for headquarters and the new operations center opened after the first quarter of 1997.

    Professional fees were $104,000 or 5.4% of revenue and $192,000 or 5.6% of revenue in the quarters ended March 31, 1997 and 1998, respectively. The increases were attributable to increased annual audit fee and various legal expenses.


    EARNINGS FROM OPERATIONS. Earnings from operations were $398,000 or 20.5% of revenues in the quarter ended March 31, 1997 and $730,000 or 21.5% of revenues in the quarter ended March 31, 1998. This increase resulted from several factors, particularly the positive effect on revenues from servicing income and gain on sale, which largely offset the substantial growth in corporate infrastructure to support a substantially larger base of operations.

    OTHER INCOME (EXPENSE). Interest expense decreased from $112,000 in the quarter ended March 31, 1997 to $76,000 in the quarter ended March 31, 1998. Interest attributable to amounts due to participants decreased from $7,000 in the quarter ended March 31, 1997 to $4,000 in the quarter ended March 31, 1998 as a result of a decrease in the average annual amount outstanding due to participants from $96,000 in the quarter ended March 31, 1997 to $34,000 in the quarter ended March 31, 1998. The interest expense on the Company's bank credit facility decreased from $87,000 in the quarter ended March 31, 1997 to $42,000 in the quarter ended March 31, 1998 as a result of the outstanding balance declining from a weighted average of $3.8 million to $1.8 million for the quarters ended March 31, 1997 and 1998, respectively.

    EARNINGS BEFORE INCOME TAXES. As the result of the foregoing, earnings before income taxes were $285,000 in the quarter ended March 31, 1997 and $665,000 in the quarter ended March 31, 1998.


    PROVISION FOR INCOME TAXES. Income taxes for the quarters ended March 31, 1997 and 1998 were at effective tax rates of 39.0% and 37.6%, respectively. The effective tax rate fluctuates as a result of changes in pre-tax income and nondeductible expenses. Deferred tax liabilities increased from $1,094,000 at December 31, 1997 to $1,344,000 at March 31, 1998, principally due to the reversal of a deferred tax benefit of $345,000 since the deferred gain on sale was previously taxed.


    NET EARNINGS. Net earnings for the quarter ended March 31, 1997 were $174,000 versus $415,000 for the quarter ended March 31, 1998. The 138.5% increase was attributable principally to higher revenues in the quarter ended March 31, 1998 over the quarter ended March 31, 1997 of $1.5 million offset by higher costs of $1.1 million and further decreased by a $139,000 increase in tax expenses.


    EBITDA. EBITDA increased $402,000 or 95.6% from $421,000 to $823,000 at March 31, 1997 to March 31, 1998, respectively. EBITDA increased more than net income due to a decline in the growth rate of interest expense, taxes and depreciation relative to total revenues. EBITDA as a percentage increased 2.5% from 21.7% to 24.2%.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    REVENUES. Total revenues for the year ended December 31, 1997 were $9.8 million compared to total revenues of $5.5 million for the year ended December 31, 1996, an increase of 78.0%. This increase in revenues was the result of an increase in the weighted average investment in Receivables from $3.2 million in 1996 to $5.9 million in 1997, as well as the receipt of $2.6 million in servicing income in 1997; there was no servicing income prior to 1997. The 31.2% increase in income on finance Receivables resulted from the increase in the amount of collections on higher levels of Receivables owned or serviced by the Company in 1997. Offsetting the increase was a decrease of approximately $1.1 million ($700,000 net of deferred tax benefit) in income on finance Receivables as a result of the change in estimate of future collections described above under "Overview." Collections increased $6.2 million or 98.7%. The weighted average charged-off balances owned or serviced by the Company increased from $249.0 million at the end of 1996 to $689.9 million at the end of 1997, an increase of 177.1%.

    TOTAL EXPENSES FROM OPERATIONS. Total expenses from operations increased by $4.3 million to $8.8 million in the year ended December 31, 1997 from $4.5 million in the year ended December 31, 1996. Total expenses from operations as a percent of revenue were 81.8% and 89.4% in 1996 and 1997, respectively. Operating expenses increased over 1996 by 94.4% due to (a) a 126.2% increase in personnel costs as a result of growing total staff from 125 to 245 as of December 31, 1996 and 1997, respectively; (b) a 123.4% increase in rent and occupancy due to the relocation of the headquarters and operations groups into larger space and the start up of the approximately 36,000 square foot operations center in March 1997; (c) increases in communications, other expenses and professional fees as a result of usage increases in long distance, credit reporting, facility, legal and accounting services; and (d) offset by the absence of portfolio repurchase costs in 1997.

    Expenses increased in 1997 primarily as a result of costs associated with recovery on increased acquisitions of Receivables, including the Serviced Receivables, and in anticipation of additional acquisitions in 1998. Management believes that many of the expense categories discussed above can support the servicing and the liquidation of substantially larger volumes of Receivables without proportional expense increases.

    Personnel expenses were $2.6 million or 47.4% of revenue in 1996 and $5.9 million or 60.3% of revenue for the year ended December 31, 1997. Major categories of personnel expense increases included: (a) additional compensation costs for development, installation and training associated with the expanded information technology systems; and (b) a significant investment in senior management infrastructure, including senior management staff in financing, acquisitions, information technology, legal, recovery and skiptrace; and (c) an increase in the number of account officers to service larger volumes of Receivables.

    Rent and other occupancy costs were $382,000 or 6.9% of revenue and $853,000 or 8.7% of revenue in 1996 and 1997, respectively. This increase is attributable to the leasing of additional office space for the headquarters for a full year in 1997 as compared to eight months in 1996, the addition of 36,000 square feet of space for the new operations center started up in the first half of 1997 and depreciation expense increases due to equipment and furniture additions of approximately $1 million for headquarters and the new operations center.

    Professional fees were $156,000 or 2.8% of revenue and $504,000 or 5.1% of revenue in 1996 and 1997, respectively. Included in professional fees in 1997 were $279,000 in fees related to the Company's initial efforts to undertake an initial public offering and a securitization program, both of which efforts had been deferred at December 31, 1997; additional fees related to these efforts remain capitalized on the Company's balance sheet. See "Financial Condition."

    EARNINGS FROM OPERATIONS. As the result of these factors, and particularly the substantial growth in corporate infrastructure to support a substantially larger base of operations, earnings from operations were $1.0 million or 18.2% of revenues in 1996 and $1.0 million or 10.6% of revenues in 1997.

    OTHER INCOME (EXPENSE). Interest expense increased from $288,000 in 1996 to $377,000 in 1997. Interest attributable to amounts due to participants decreased from $204,000 in 1996 to $21,000 in 1997, as a result of a decrease in the average annual amount outstanding due to participants from $516,000 in 1996 to $68,000 in 1997. The interest expense on the Company's bank credit facility increased from $60,000 in 1996 to $296,000 in 1997 as a result of the establishment of the bank credit facility on September 23, 1996, to provide advances of up to $4.0 million for the acquisition of Receivables and the increased volume of Receivables balances financed with this facility. Interest expense further increased due to two additional equipment leases completed in 1997.


    EARNINGS BEFORE INCOME TAXES. As the result of the foregoing, earnings before income taxes were $790,000 in the year ended December 31, 1996 and $682,000 in the year ended December 31, 1997.


    PROVISION FOR INCOME TAXES. Income taxes for the calendar years ended December 31, 1996 and 1997 were at effective tax rates of 39.9% and 33.0%, respectively. The effective tax rate fluctuates as a result of changes in pre-tax income and nondeductible expenses. Deferred tax liabilities increased from $623,000 at December 31, 1996 to $1,094,000 at December 31, 1997,
principally due to growth in timing differences on finance Receivables as significantly most of the carrying value in finance Receivables has been written off for tax purposes. The increase was partially offset by a deferred tax benefit incurred on an increase of $195,000 in lease incentives attributable to the free rent period on the operations center.

    NET EARNINGS. Net earnings for the year ended December 31, 1996 were $474,000 versus $456,000 for the year ended December 31, 1997. The 3.7% decrease was attributable principally to higher revenues in

1997 over 1996 of $4.25 million offset by higher costs of $4.35 million and further increased by a $90,000 decrease in tax expenses.


    EBITDA. EBITDA increased $106,000 or 9.1% from $1.2 million to $1.3 million from December 31, 1996 to 1997, respectively. EBITDA increased more than net income due to a decline in the growth rate of interest expense, taxes and depreciation relative to total revenues. However, EBITDA as a percentage of revenues decreased 8.1% from 21.0% to 12.9%.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    REVENUES. Total revenues for the year ended December 31, 1996 were $5.5 million compared to $4.6 million for the year ended December 31, 1995, an increase of 21.1%. This increase in revenues was the result of an increase in the weighted average investment in Receivables to $3.2 million in 1996 from $1.7 million in 1995 and the effect of a full year's recoveries on Receivables acquired in 1995. The weighted average charged-off balances acquired by the Company increased from $146.7 million in 1995 to $249.0 million in 1996, or 69.7%.

    TOTAL EXPENSES FROM OPERATIONS. Total expenses from operations increased by $1.4 million to $4.5 million in the year ended December 31, 1996 from $3.1 million in the year ended December 31, 1995. Total expenses from operations as a percent of revenue in 1995 and 1996 were 68.3% and 81.8%, respectively. Operating expenses increased over 1995 by 45.1% due to (a) a 41.8% increase in personnel costs as a result of growing total staff from 61 to 125 as of December 31, 1995 and 1996, respectively; (b) a 59.4% increase in rent and occupancy due to the relocation of the headquarters and operations groups; (c) increases of communications, professional fees, and other expenses as a result of usage increases in long distance, first time auditing, credit reporting and facility growth; and (d) portfolio repurchase costs as the result of the buyout of certain participants in 1996.

    Personnel expenses were $1.8 million or 40.5% of revenues and $2.6 million or 47.4% of revenues for the years ended December 31, 1995 and 1996, respectively. These increases related primarily to increases in account officers, information technology personnel and senior management staff, as described above in the comparison of 1997 versus 1996.


    Communications expenses were $404,000 or 8.9% of revenue in 1995 and $573,000 or 10.4% of revenue in 1996. The increase in communications expenses is attributable primarily to increased long-distance telephone and credit report usage on the higher volume of finance Receivables owned and management information services.


    Rent and other occupancy costs were 5.3% of revenue during 1995 and 6.9% of revenue for 1996. This increase is attributable to the leasing of additional office space, the relocation of the Company's headquarters in 1996 and increased depreciation and maintenance charges as a result of the Company's purchase of additional workstations during 1996 to support its increased recovery and skiptrace personnel.

    Among other cost variances, contingency legal collection costs declined as a result of lower costs associated with a shift in emphasis from the use of outside lawyers to the use of in-house personnel. In the third quarter of 1996, the Company repurchased certain participants' interests in certain investments in Receivables for approximately $550,000. The Company recorded a charge of $384,000 in connection with this repurchase. The balance of the payment was imputed among interest and principal payments on the participation accounted for as a loan.

    EARNINGS FROM OPERATIONS. As the result of these factors, especially the beginning of the growth of corporate staff and the new premises, all with the goal to support a substantially larger base of operations, earnings from operations were $1.0 million or 18.2% of revenue in 1996 and $1.4 million or 31.7% of revenues in 1995.

    Interest expense increased from $270,000 in 1995 to $288,000 in 1996. Interest attributable to amounts due to participants decreased as a result of a decrease in the average annual amount outstanding due to participants. The Company incurred interest on the Company's bank credit facility in 1996 as a result of the establishment of the facility on September 23, 1997.


    EARNINGS BEFORE INCOME TAXES. As the result of the foregoing, earnings from operations and the interest costs discussed, earnings before income taxes were $790,000 in the year ended December 31, 1996 and $1.2 million in the year ended December 31, 1995.

    PROVISION FOR INCOME TAXES. Income taxes for the calendar years ended December 31, 1995 and 1996 were at effective tax rates of 38.7% and 39.9%, respectively. The effective tax rate fluctuates as a result of changes in pre-tax income and nondeductible expenses. Deferred tax liabilities increased from $374,000 at December 31, 1995 to $623,000 at December 31, 1996.

    NET EARNINGS. Net earnings for the years ended December 31, 1995 and 1996 were $734,000 and $474,000, respectively. The decrease was attributable principally to portfolio repurchase costs charged-off in 1996 of $384,000 and deferred gain of $895,000 in 1996. In connection with the Company's intent to reacquire participations, the Company recorded an expense of $384,000 relating to such repurchases. In addition, in 1996, the Company deferred income of $895,000 in connection with the settlement of litigation arising from the sale of two portfolios of receivables acquired in 1996. For accounting purposes, the Company expects to offset the cost of repurchasing receivables by the deferred gain, which was recognized in the first quarter of 1998. See "Financial Condition and Liquidity--Deferred Income."


    EBITDA. EBITDA decreased $300,000 or 24.5% from $1.5 million in 1995 to $1.2 million in 1996, consistent with the change in net income. Interest, taxes and depreciation decreased by $117,000; however, this was offset by an increase in portfolio repurchase costs and other expenses.



FINANCIAL CONDITION


    CASH. Cash increased 18.6% from $770,000 as of December 31, 1997 to $913,000 as of March 31, 1998, primarily as a result of an increase in cash flow provided by operating activities and by principal collections on finance Receivables offset by net cash used in financing activities. See "Recent Developments--Securitization."


    FINANCE RECEIVABLES. Finance Receivables decreased 8.1% to $4.6 million, as of March 31, 1998 from $5.0 million as of December 31, 1997 due to $407,000 of collections applied to principal. No finance Receivables were purchased in the quarter ended March 31, 1998. As of June 30, 1998, the Company had purchased $3.2 million of finance Receivables with a portion of the net proceeds of the issuance of the Subordinated Notes. In addition, in June 1998, the Company completed the Securitization. See "Recent Developments--Securitization" and Note R of Notes to Financial Statements.



    PROPERTY AND EQUIPMENT. Property and equipment, net, increased an estimated 3.1% to $1.5 million as of March 31, 1998 from $1.4 million as of December 31, 1997 due to $126,000 in purchases (principally through capital leases) of computer equipment, furniture and fixtures and leasehold improvements related to facility expansion net of $82,000 of depreciation. Technology infrastructure costs in 1997 were approximately $647,000 and were principally related to hardware purchased to outfit the Company's operations center which opened in mid-1997.


    DEFERRED COSTS. Deferred costs were $661,000 as of March 31, 1998 and $535,000 as of December 31, 1997. Deferred costs consist of $352,000 in capitalized securitization development costs, $217,000 in capitalized initial public offering development costs and $93,000 in subordinated debt issuance costs. All capitalized securitization costs were expensed in connection with the completion of the Securitization. Initial public offering costs are principally legal and accounting fees incurred in 1997 that management believes have a future benefit to the Company in its efforts to raise additional equity capital in this

Offering. In the event that this Offering is abandoned or delayed significantly, the deferred costs categories would be charged to earnings in the period in which such abandonment or delay occurred. Management expects to incur additional costs in the initial public offering, which costs could be significant. The Company also capitalized $93,000 in the first quarter of 1998 and will capitalize in the second quarter of 1998 approximately $540,000 total in debt issuance costs related to the issuance of the Subordinated Notes; the Company will be required to write off these costs at the time of the consummation of the initial public offering and the mandatory repayment of the Subordinated Notes. The Company estimates that additional legal and accounting costs plus other distribution expenses other than Underwriters' discounts and commissions and the Underwriters' non-accountable expense allowance will approximate $350,000 in the event an Offering closes by the end of July 1998.



    NOTES PAYABLE AND CAPITALIZED LEASE OBLIGATIONS. Notes payable decreased from $2.1 million as of December 31, 1997 to $1.6 million as of March 31, 1998. Capitalized lease obligations increased from $972,000 to $1,021,000 for the same period. The decrease on the notes payable was attributable to net repayments on the Company's bank credit facility of $548,000. Interest expense associated with the notes was $42,000 as of March 31, 1998. These notes were repaid in June 1998 at the time of the Securitization, and no further borrowings are available under this bank credit facility. Following the Offering, the Company expects to obtain a $20 million warehouse facility for which it has received proposals but no binding commitments. The Company's annual debt service requirement as of March 31, 1998 under its bank credit facility was $1.6 million in principal and interest expense. These amounts were repaid in June 1998. Debt service on the Subordinated Notes is $587,000 of interest through March 1999. See "Liquidity and Capital Resources."



    DEFERRED INCOME. As of December 31, 1996 and 1997, the Company had deferred income of $895,000. As of March 31, 1998, the deferred income was recognized. Historically, the Company purchased Receivables from time to time with commitments from a third party to purchase a portion of the newly acquired Receivables. The Company entered into three such transactions during 1996 resulting in gains totaling $996,000. In 1997, a complaint was filed against the Company by one such purchaser. In June 1997, the Company settled, resulting in a dismissal of the complaint. Under the terms of the settlement, the Company agreed to repurchase the Receivables for approximately $1.3 million, as adjusted for collections until consummation of the repurchase, resulting in deferred income of $895,000. The repurchase occurred in February 1998 for approximately $1.0 million. The portfolio was resold in February 1998 to a financial institution for $800,000. The Company recognized a gain on sale of approximately $658,000 in the first quarter of 1998, approximately $404,000 after tax.



    DEFERRED TAX LIABILITY. Deferred tax liability at March 31, 1998 is $1.3 million compared to $1.1 million as of December 31, 1997. This increase of $200,000 was primarily attributable to a decrease in deferred tax benefit on previously deferred gain on sale reported in the first quarter of 1998 for book purposes.


    TOTAL STOCKHOLDER'S EQUITY. Total stockholder's equity increased 20.1% to $2.5 million at March 31, 1998 from $2.1 million at December 31, 1997 as a result of net income of $415,000 during the quarter ended March 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has derived substantially all of its cash flow from collections on finance Receivables and servicing income. In addition, the Company receives cash upon the sale of Receivables in connection with securitizations. In the past, the primary sources of funds to acquire Receivables were cash flow, the sale of participations to third parties, and borrowings under a bank credit facility. In September 1996, the Company entered into a credit facility with a commercial bank providing up to $4.0 million in advances to finance the acquisition of finance Receivables. In 1997, the Company was notified that the bank providing the Company's bank credit facility was being acquired. At the time of the Securitization, the Company's existing bank debt was repaid and no further borrowings are permitted under that facility. At December 31, 1997, and March 31, 1998, there was no availability under the Company's bank credit facility. The Company is in current discussions with several financial institutions for a new credit facility of approximately $15 to $20 million; however, as of the date hereof the Company has received no commitments.


    In April 1998, the Company issued $5.0 million of the Subordinated Notes in a private placement transaction. These notes are required to be repaid upon consummation of this Offering. In connection with the private placement, the Company issued Warrants to purchase 396,000 shares of Common Stock exercisable at the lower of $12.00 per share or 85% of the initial public offering price and Warrants to purchase 54,000 shares of Common Stock exercisable at the initial public offering price.



    On June 19, 1998, the Company completed a securitization of most of the Receivables owned as of March 31, 1998 and the Serviced Receivables. Gross proceeds of the Securitization were $14.5 million. After Securitization expenses and the purchase of the Serviced Receivables, the Company retired its Notes Payable to its existing senior lender of $1 million resulting in net cash proceeds available for working capital (including Receivables purchases) of $5.6 million.



    As of March 31, 1998, the Company had cash of $913,000. Capital expenditures from operations were $75,000, $332,000 and $123,000 for the years ended December 31, 1995, 1996 and 1997, respectively and $14,000 for the quarter ended March 31, 1998. Capital additions made pursuant to capital leases were $64,000 in 1995, $0 in 1996, $1.1 million in 1997 and $112,000 in the first quarter of 1998. Receivables purchases were $1.2 million, $5.6 million, $557,000 and none for the years ended December 31, 1995, 1996, and 1997, and for the quarter ended March 31, 1998, respectively.


    As an additional means of increasing the amount of Receivables under management, in August 1997, the Company entered into an exclusive servicing agreement with a financial institution pursuant to which the Company serviced approximately 400,000 additional accounts representing approximately $737 million of charged-off balances of Serviced Receivables. The Serviced Receivables were included in the Securitization.


    In April 1997, the Company acquired new computer equipment and furniture in connection with the opening of its second operations facility, which can handle up to an additional 640 account officers and a duplicate, concurrent back-up computer center. In order to finance its capital requirements, substantially all of the equipment and furniture was leased from a commercial bank leasing division for approximately $836,000. The Company invested an additional $277,000 in the third quarter of 1997, primarily for additional computers, telephones and predictive dialers. The Company's plans include further growth in operations centers and may include the addition of a call center and/or consolidation of existing recovery groups into larger facilities. In January 1998, the Company entered into two additional equipment leases aggregating approximately $112,000.



    The debt service requirements associated with borrowings under any new credit facility would significantly increase liquidity requirements. The Company anticipates that its operating cash flow and proceeds from any capital event will be sufficient to meet its anticipated future operating expenses and to service its debt requirements as they become due. In order to continue its growth, the Company will have to make future purchases of Receivables that may require significant additional investment in excess of the capital raised in this Offering. The Company anticipates financing such purchases with a portion of the proceeds of any capital event and excess cash flows, if any, as well as additional borrowings under a $20 million warehouse facility for which the Company has received financing proposals but no definitive commitments. It is expected that such a facility would enable the Company to purchase additional portfolios of Receivables to be held under the warehouse subject to a securitization or other permanent financing within 12 months. To date, no commitment for a new credit facility has been extended. In addition, the Company expects to secure additional funding through additional securitizations similar to the Securitization. See "Prospectus Summary--Recent Developments" and "Recent Developments-- Securitization."


YEAR 2000

    The Year 2000 issue arises out of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism, including date sensitive software, which uses only two digits to represent the year, may recognize a date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations and cause a disruption of operations, including, among other things, a temporary inability to process transactions, send letters and statements or engage in similar activities.

    The Company believes it has replaced or modified all of its material computer systems and business applications software so that its computer systems would properly utilize dates beyond December 31, 1999 and does not believe that any further material expenditures will be necessary to make these systems Year 2000 compliant. Most of the Company's major customers are the largest Originating Institutions in the country, which the Company expects will become Year 2000 compliant due to the nature of their businesses and the financial strength of these businesses. Additionally, the Company does not generally communicate on-line with Originating Institutions on a continuing basis, but rather receives discrete date files for analysis and to support recovery activities. The Company has to date been able to convert data received from Originating Institutions and other third parties to be Year 2000 compliant and expects that it will continue to be able to do so in the future.

INFLATION

    The Company believes that inflation has not had a material impact on its results of operations for the three years ended December 31, 1997 and the quarter ended March 31, 1998.

                                    BUSINESS

GENERAL


    Creditrust is in the business of acquiring, managing and collecting accounts of delinquent consumer Receivables. Acquired Receivables are composed of obligations of customers located throughout the United States. The Receivables acquired by the Company primarily consist of individual
VISA-Registered Trademark-, MasterCard-Registered Trademark- and private label credit card accounts and consumer loan accounts issued by Originating Institutions, such as major banks and merchants. Most of these Receivables have been charged-off by the Originating Institution. Due to its ability to acquire large portfolios of Receivables, Creditrust provides Originating Institutions with an opportunity to recoup a portion of amounts that already have been charged-off. To date, the Company has acquired control over or purchased in excess of $1.4 billion in Receivables, as measured by the balance charged-off by the Originating Institutions. Since its inception, the Company has collected in excess of $35 million on Receivables.



    The Company believes it acquires, manages and liquidates Receivables more efficiently than its competitors, Originating Institutions and collection agencies. Substantially all of these Receivables have been deemed uncollectible by the Originating Institutions. In many cases, the Receivables represent obligations of individuals ("customers") who have experienced some life-altering event, such as divorce, career displacement or major medical illness in the past several years and currently are recovering financially from their setback. Through the use of proprietary software systems, state-of-the-art computing and telecommunications technology and procedures, the Company has a history of recovering amounts that are multiples of the purchase price paid for the Receivables. Unlike Originating Institutions and third-party collection agencies, the Company has flexibility in structuring repayment plans that accommodate the needs of its customers. For example:


    - Creditrust is able to offer a significant discount on the overall obligations because the Receivables have been acquired at a significant discount from face value;

    - Creditrust is able to tailor repayment plans that provide for the payment of the obligation as a component of the customer's monthly budget;

    - Creditrust is not affected by many of the constraints that influence account resolution decisions of banks and savings and loan institutions; and

    - Creditrust is not bound by the limited time periods to resolve Receivables faced by third-party collection agencies nor is it subject to compensation structures that favor one repayment option over another.

    Creditrust applies its proprietary software systems, procedures and state-of-the-art computing and telecommunications technology to all stages of its business. Creditrust seeks to maximize its expected yield through the application of its proprietary customer scoring models to portfolios of Receivables for which it bids. To perform this evaluation, the Company employs its extensive historical database and proprietary Portfolio Analysis Tool, PAT. The Company manages a large number of consumer accounts through Mozart-TM-, its proprietary revenue and work flow management system. Creditrust assimilates information on each Receivable by use of internally developed proprietary and commercially available databases, with the goal of increasing the probability of contacting customers and ultimately collecting on the Receivable. The Company offers a full complement of support services to its associates, including ongoing training, quality improvement, computer automated account management and predictive dialing capacity, skiptrace and legal, thereby providing the resources necessary to maximize collections. If other collection methods are unsuccessful, Creditrust has access to its internal legal department and its nationwide network of outside attorneys to assist in the collection of the Receivable.

    With the growth in consumer debt, and consequent increased rate of default of consumer credit obligations, the Company accelerated its growth plans in 1996 by expanding to new headquarters in April

1996. The Company's headquarters has capacity for a staff of approximately 225 associates, in comparison to its former facility which had the capacity for a staff of 50 associates. In June 1997, Creditrust opened an operations center to accommodate approximately 700 additional associates. A dedicated fiber optic wide-area network connects the two facilities, which are located less than two miles from each other.

INDUSTRY OVERVIEW

    The dollar amount of consumer debt has increased from $.84 trillion in 1993 to $1.19 trillion in 1996 and is projected by Duff & Phelps to continue to grow to over $1.48 trillion by the year 2000. The dollar amount of bank card delinquencies has correspondingly increased from $11.2 billion to $22.5 billion between 1993 and 1996. In line with these increases, credit card debt delinquencies on VISA-Registered Trademark- and MasterCard-Registered Trademark-accounts totaled $7.2 billion and $17.7 billion in 1993 and 1996, respectively (Source: NILSON REPORT, November 1997).


    According to the publisher of the NILSON REPORT, credit card debt represented 30% of all consumer installment and open-end credit debt in 1990. The November 1997 NILSON REPORT reported that the percentage of credit card debt to total consumer installment and open-end credit debt was expected to rise to 43% in 1997, 54% in 2000 and 59% in 2005. As the amount of credit card debt has risen, total delinquencies have grown as well. Gross credit card charge-offs as of 1990 represented 3.83% of outstanding credit card receivables ($9.1 billion). As set forth in the chart below, the June 1997 NILSON REPORT estimated that number would rise to 5.69% in 1997 ($31.3 billion), but decline to 4.95% in 2000 ($38.8 billion) and 4.39% in 2005 ($51.8 billion).



                              [INSERT C/R CHART 2]


    Source: NILSON REPORT

    Concurrently with the increase in the level of charged-off consumer debt, Originating Institutions have sought a variety of ways to increase their collections. Generally, there are three alternatives Originating Institutions have to collect outstanding indebtedness: (i) maintain an internal collection staff, (ii) outsource collection efforts to traditional third-party debt collection agencies, or (iii) sell portfolios of charged-off debt to third parties such as Creditrust who are willing to pay cash for those accounts. Historically, Originating Institutions have relied upon large internal collection staffs for their initial collection efforts, which efforts tended to be transferred to outside collection agencies for accounts delinquent for more than 180 days. More recently, in an effort to focus on core business activities and to take advantage of economies of scale, better performance and the lower cost structure offered by third parties, many Originating Institutions have chosen to outsource some or all of their collection efforts. Further, Originating Institutions have realized that by removing non-performing consumer loans from their systems and balance sheets through bulk sales of portfolios of non-performing consumer loans, they can redirect their personnel and assets to service their performing loan customer base and can receive immediate cash flow in the amount of the discounted sale price.

    The secondary market for charged-off credit card portfolios has expanded as a result of the significant growth in delinquent credit card portfolios at major credit card issuing banks and the increasing tendency for banks to sell their portfolios of non-performing consumer loans to asset recovery specialists. The NILSON REPORT publisher states that this secondary market which was $2.2 billion when it was just beginning in 1990 reached $15.5 billion in 1997, and is projected to reach $25.0 billion by 2000.

    In the early 1990's, Originating Institutions began selling charged-off consumer Receivables as an alternative to maintaining a large, in-house collection staff and/or paying the commission-based fees of traditional third-party collection agencies. As an early entrant, Creditrust pioneered the purchase of charged-off receivables and began to develop and access sophisticated databases of consumer information that could be used by a dedicated staff of collection professionals in an effort to increase the rates of recovery on charged-off Receivables. Through the use of these additional resources and by focusing solely on the collection of Receivables, these companies have been able to increase the rate of recovery over the rates historically experienced by Originating Institutions and traditional third-party collection agencies.

    Portfolios of Receivables typically are purchased at a discount from the aggregate principal value and accrued interest on the Receivables, with an inverse correlation between purchase price and the perceived effort necessary to recover the Receivables. Purchasers have developed a variety of ways to finance such acquisitions. Some Originating Institutions pursue an auction type sales approach of constructing a portfolio of Receivables and seeking bids from specially invited competing parties. This has resulted in an increase in the number of portfolios of Receivables offered for sale by account brokers. Other means of acquiring Receivables include privately negotiated direct sales when the Originating Institution contacts known, reputable purchasers and the terms are negotiated. Originating Institutions have also entered into "forward flow" contracts that provide for an Originating Institution to sell some or all of its Receivables over a period of time to a single third party on the terms agreed to in a contract.

STRATEGY

    Creditrust's goals are to maintain and enhance on an ongoing basis its position as one of the leading purchasers, managers, and liquidators of defaulted consumer receivables. Creditrust's operating strategy is keyed to its proprietary information technology-driven systems. Creditrust's business and growth strategies are summarized below:


    STATE-OF-THE-ART INFORMATION TECHNOLOGY SYSTEMS. Creditrust has developed and is upgrading on an ongoing basis its state-of-the-art, proprietary software tools which it uses to analyze and score portfolios offered to it for sale and to manage the collections and information flow process. These systems allow the Company to (i) buy portfolios on more favorable terms than competing buyers who lack its information technology advantage; (ii) collect the portfolios efficiently and (iii) identify trends in defaulted consumer portfolios earlier than its competitors who lack Creditrust's knowledge advantage. Creditrust's information technology tools enable it to buy portfolios which management believes can yield the most attractive returns on its investments. Through its sophisticated revenue management systems, Creditrust can apply the most appropriate collection process to an individual account.

    MAXIMUM FLEXIBILITY IN COLLECTION PROCESS. The Company believes that it can collect more on defaulted Receivables than the Originating Institutions or traditional agency collection firms. The Company is not faced with the various regulatory and financial reporting constraints that many Originating Institutions face. Because Creditrust's only business is the collection of defaulted Receivables, it is not subject to some of the business and customer relations constraints faced by Originating Institutions which must consider collection decisions in the context of the traditional credit process. In the case of the agency collectors, the Company is able to offer credit terms which most other collectors cannot. Agency collectors normally work on a cycle which requires them to complete working a portfolio in a specified period of time. These considerations work together to enable the Company to structure repayment plans that are flexible and present, in the Company's belief, more attractive and realistic repayment prospects.

    RELATIONSHIPS WITH LEADING ORIGINATING INSTITUTIONS. The Company pioneered the purchase of defaulted credit card and installment receivables and has developed strong relationships with many of the largest Originating Institutions from which it is a frequent buyer. These relationships offer the Company the regular opportunity to be invited to bid on a range of portfolios. The diversity of the Originating Institutions and their respective customer bases also allows the Company to maintain geographically diversified portfolios.

    TRAINED PROFESSIONALS. The Company has developed highly effective training programs and methods. In contrast to many agency collection firms, the Company trains its account officers to function in a manner similar to financial counselors. The account officers routinely help customers with issues related to their financial health and credit history. The Company seeks to instill in its account officers a culture of professionalism and reinforces this message through incentive arrangements intended to moderate the rate of turnover in an industry that typically has high turnover rates.


    CAPABILITY OF CURRENT PLATFORM TO SUSTAIN RAPID GROWTH. In 1996 and 1997, the Company made extensive commitments to expand its operations by moving into new corporate headquarters and opening the operations center. It has invested in information technology and telephony systems capable of supporting as many as 900 account officers. Key members of the management team have been added. As a result of these investments, Creditrust is capable of servicing substantially larger volumes of Receivables without incurring proportional infrastructure and additional fixed costs.



    ACCELERATE GROWTH THROUGH DEVELOPMENT OF DIVERSE FUNDING ARRANGEMENTS. The Company has historically funded its growth through bank borrowings and participation arrangements. In 1997, it acquired control over the Serviced Receivables through an arrangement with an investor that was a financial institution. The Company recently concluded its first securitization and plans to pursue additional securizations in the future. See "Recent Developments--Securitization." As the result of the capital raised in a recent private placement, the Securitization and in this Offering and capital that may become available following this Offering from borrowing and securitization programs, the Company believes that it can accelerate it acquisition of Receivables and capitalize on its information technology and other competitive advantages, as well as its first mover advantage in this market.


ANALYSIS OF RECEIVABLES TO ACQUIRE

    The Company's Acquisitions Department locates and develops new and continuing sources of portfolios of Receivables for purchase. Once such portfolios are located, the Acquisitions Department is responsible for coordinating due diligence, including site visits as needed, coordinating ordering, receipt, tracking and distribution of account documentation and media, and insuring that Creditrust's acquisition costs stay within clearly defined parameters. The Acquisitions Department also supervises the Post-Purchase Liaison Group, a group that coordinates buy-backs and returns with sellers after the acquisition of Receivables. The Post-Purchase Liaison Group also coordinates the import of acquired portfolios into the Company's proprietary collection system and routinely supports the efforts of both the Legal and

Recovery Departments by facilitating the receipt of additional information from the seller which is pertinent to an account or group of accounts such as account statements or loan files.

    In order for Creditrust to consider a potential seller as a portfolio source, a variety of factors must be considered. A seller should be able to demonstrate a significant volume of Receivables available for sale and the reasonable expectation of significant capacity for subsequent sales. To attempt to avoid an unacceptable level of returned accounts resulting from verified fraud, prior satisfaction or erroneous sale, all qualified sellers must be able to demonstrate that they have satisfactory procedures in place for internal audits, underwriting criteria, post-sales support and return/buy-back warranties.

    Creditrust acquires Receivables that primarily consist of defaulted consumer debt obligations. Generally, the obligations have been incurred through VISA-Registered Trademark-, MasterCard-Registered Trademark-, private label credit cards and consumer loans issued by major banks and merchants. The Receivables typically are charged-off by the Originating Institutions after a default-period of 180 days. The Company focuses on purchasing such charged-off Receivables, generally targeting portfolios that average 18 to 30 months past due. From the time of purchase, the Company estimates that the average portfolio of Receivables will have a 60-month life.

    Prior to acquiring any Receivables, Creditrust receives a due diligence disk or tape containing information about each of the accounts being proposed for sale. Creditrust thoroughly analyzes electronic information provided on each Receivable account being proposed for sale in its PAT software. PAT reviews and analyzes each account and compares its asset type, last known geographic location of the obligor, age since last collection, charged-off dollar balance and other characteristics with Creditrust's recovery results from similar Receivables to date. This computer model is updated automatically every time a customer payment is received, and PAT produces a comprehensive breakdown of the proposed portfolio. This report compares Receivables in the proposed portfolio with Creditrust's recovery history on similar Receivables in other portfolios. PAT then summarizes all anticipated recoveries and projects a value expressed in both dollars and liquidation percentages for the first year, as well as the total recovery for the portfolio's anticipated five-year life. This projection is taken in concert with the Company's knowledge of the current consumer credit marketplace and any subjective factors that may be available regarding the portfolio or seller. Internally, the Company also has guidelines, which restrict it to bidding a maximum percentage of the PAT-projected recovery for any given portfolio.

    It is not uncommon for a seller to require an almost immediate analysis and funding. The Company's ability to accomplish next-day turnaround on pricing and funding provides it with a significant competitive advantage.

    PAT was developed based on the theory that each portfolio, no matter how similar it may appear to other like-size portfolios, has its own unique "fingerprint," because of the component Receivables of which it is comprised. Therefore, no two portfolios will score the same on PAT due to the fundamental differences in the Receivables they contain. For example, two similarly aged portfolios would score differently because the underlying Receivables are located in different geographic areas.

    PAT utilizes a sophisticated CHAID (Chi-squared Automatic Interaction Detector) algorithm to sort each account in the proposed portfolio (the population) and constructs classification trees evaluating distinct segments of the population based upon one or more predictor variables. CHAID is an algorithm that calculates the probability that the observed relationship between the predictor and the dependent variable would occur if the predictor and the dependent variable were statistically independent of each other. Using statistical significance, CHAID automatically subgroups the data into exhaustive and exclusive segments which differ significantly in terms of a target variable (exhaustive means that every data point belongs to at least one segment, while exclusive means that every data point belongs to only one segment). This method of analysis is very flexible. Classification trees can examine the effects of predictor variables one at a time, unlike regression, which examines them all at once.

    The CHAID analysis begins by dividing the population into two or more distinct segments based upon predictor variables. It continues by segmenting each of the newly created sub-segments, or nodes, based upon a secondary predictor variable. This process is repeated until no more distinct subgroups can be created.

    In Creditrust's situation, the liquidity of accounts would be Y, while those factors which are related to liquidity would be X. The target variable is predicted liquidity, and the predictor variables are factors which are related to the ability to collect payments, including numerous cohorts such as age of the account, size of the account balance and geographical location. The average historical liquidity for each segment is then used to forecast future liquidity for any accounts which fall into the specific segment. A relationship between Y and X does not fit any mathematical functional form. The majority of accounts will have zero liquidity as most of Creditrust's collections come from a small number of customers. This skewed distribution does not lend itself to traditional regression analysis. Moreover, it is accurate to separate accounts into groups and identify those customers who have a high likelihood of collection. For this reason, the CHAID algorithm is utilized to forecast liquidity as it appears to exhibit a relatively high confidence level for predictive analysis of recovery on these accounts.


    In analyzing a portfolio of Receivables for acquisition, the Company reviews various characteristics of the individual Receivables within the portfolio. The following tables illustrate certain of the characteristics of Receivables owned by the Company at specified dates. Because a significant portion of the Company's customers recently have experienced some life-altering event, the Company has found that a period of time must pass before those customers are able to commence recovering financially. Additionally, newer Receivables (i.e., Receivables that are between three and eighteen months past due) generally are more expensive to acquire than older Receivables. Accordingly, management believes that certain older Receivables may be more desirable than certain newer ones, though the Company does not eliminate portfolios solely on the basis of age. The range of age since default on Receivables controlled by the Company in respect of both number of Receivables and dollar value as of December 31, 1995, 1996 and 1997 is as follows:


                                                DECEMBER 31,
-------------------------------------------------------------------------------------------------------------
               1995                                 1996                                 1997
-----------------------------------  -----------------------------------  -----------------------------------
             NO. OF                               NO. OF                               NO. OF
           RECEIVABLES    BALANCE               RECEIVABLES    BALANCE               RECEIVABLES    BALANCE
  YEAR      ACCOUNTS    (MILLIONS)     YEAR      ACCOUNTS    (MILLIONS)     YEAR      ACCOUNTS    (MILLIONS)
   ---     -----------  -----------     ---     -----------  -----------     ---     -----------  -----------
   0-2         29,415    $    57.8      0-2         89,548    $   167.6      0-2         73,685    $   146.9
   2-4         29,633    $    67.0      2-4         57,809    $   130.7      2-4        428,646    $   796.1
   4-6          7,258    $    14.1      4-6         30,999    $    66.5      4-6         52,454    $   117.5
   6+           1,337    $     2.3      6+          15,210    $    21.4      6+          25,553    $    44.0


    Creditrust specializes in purchasing larger balance Receivables. The Company has found the best cost-to-collect ratio generally occurs when the average balance is at least $1,000, and typically less than $5,000. Select ranges of charged-off dollar balances of Receivables controlled by the Company as of December 31, 1995, 1996, and 1997 are as follows:


                                                         DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------------
                  1995                                       1996                                       1997
-----------------------------------------  -----------------------------------------  -----------------------------------------
  CHARGE-OFF       NO. OF       BALANCE      CHARGE-OFF       NO. OF       BALANCE      CHARGE-OFF       NO. OF       BALANCE
    AMOUNT       RECEIVABLES  (MILLIONS)       AMOUNT       RECEIVABLES  (MILLIONS)       AMOUNT       RECEIVABLES  (MILLIONS)
---------------  -----------  -----------  ---------------  -----------  -----------  ---------------  -----------  -----------
   $0-$1,000         17,664    $     9.8      $0-$1,000         70,680    $    40.2      $0-$1,000        184,176    $   113.4
 $1,001-$5,000       46,645    $   109.7    $1,001-$5,000      109,703    $   251.2    $1,001-$5,000      362,891    $   764.5
    >$5,001           3,334    $    21.7       >$5,001          13,183    $    94.7       >$5,001          33,271    $   226.7

    The Company's Receivables grouped by asset type as of December 31, 1995, 1996 and 1997 were as follows:

                                DECEMBER 31,
-----------------------------------------------------------------------------
                1995                                    1996
-------------------------------------   -------------------------------------
               NO. OF       BALANCE                    NO. OF       BALANCE
ASSET TYPE   RECEIVABLES   (MILLIONS)   ASSET TYPE   RECEIVABLES   (MILLIONS)
-----------  -----------   ----------   -----------  -----------   ----------
   Visa/                                Visa-Registered Trademark-/
Mastercard-Registered Trademark-   36,125   $85.1 Mastercard-Registered Trademark-   102,969   $229.0

  Private                                 Private
  Label/                                  Label/
Discover-Registered Trademark-    0   $ 0.0 Discover-Registered Trademark-    38,032   $ 39.0

Installment                             Installment
Obligations    31,518        $56.1      Obligations     52,565       $118.1


-----------

                             1997
-----------  -------------------------------------
                            NO. OF       BALANCE
ASSET TYPE   ASSET TYPE   RECEIVABLES   (MILLIONS)
-----------  -----------  -----------   ----------
   Visa/     Visa-Registered Trademark-/
Mastercard-  Mastercard-Registered Trademark-   487,249   $942.4
  Private      Private
  Label/       Label/
Discover-Re  Discover-Registered Trademark-    38,077   $ 39.1
Installment  Installment
Obligations  Obligations     55,012       $123.1

    The seller must be able to demonstrate that the Receivables originated from a satisfactory geographic distribution, because the Company has found that heavy concentration in a single state or area creates a substantially greater risk of non-recovery and that the size of Receivables balances falls within the range that the Company has found to provide the best cost-to-collect ratio. Creditrust also reviews the geographic distribution of the proposed Receivables for reasons other than to avoid portfolios concentrated in one or a few areas. For example, certain states have more debtor-friendly laws than others and, therefore, would be less desirable from an account officer's perspective. Additionally, different regions may place differing degrees of importance on fiscal responsibility and creditworthiness. Based on experience and historical data, the Company attempts to determine the future recovery potential of the Receivables in a given portfolio.

    State credit laws, population demographics and population size affect the number of accounts originating from a particular state, as well as the collectibility of these accounts. The Company's portfolios are broadly dispersed across the United States, as shown in the following chart:

                         PORTFOLIO COMPOSITION BY STATE

                         [PIE CHART SHOWING GEOGRAPHIC
                    DISTRIBUTION OF CREDITRUST'S CUSTOMERS]

/ /        California               16.2
/ /        Texas                    14.6
/ /        Florida                  10.2
/ /        New York                  9.7
/ /        Pennsylvania              4.3
/ /        Massachusetts             3.9
/ /        Maryland                  3.6
/ /        New Jersey                3.2
/ /        Illinois                  3.1
/ /        North Carolina            2.7
/ /        Other                    28.5

    This quantitative and qualitative data is taken in concert with Creditrust's knowledge of the current debt marketplace and any subjective factors that may be available regarding the portfolio or the seller. An internal credit committee must decide unanimously whether to pursue the portfolio and, based on the Company's internal guidelines and limited by the specific portfolio's PAT score, the committee determines the maximum price that Creditrust would be willing to pay for the given portfolio and the bid price which will maximize yield on the Receivables. Once a particular purchase has been agreed upon, the acquisition is documented in an agreement that contains customary terms and conditions.

SERVICING ORGANIZATION

    Creditrust utilizes two state-of-the art servicing facilities. The headquarters facility, approximately 19,000 square feet, houses the executive offices and servicing facilities for approximately 225 associates. The second facility, approximately 36,000 square feet which opened in June 1997, serves as Creditrust's primary operations center and is designed to house approximately 700 additional associates, along with information systems and recruiting departments. Currently, the Company has approximately 350 employees and is organized into five functional departments: Information Technology; Acquisitions; Skiptrace; Recovery and Legal.

    INFORMATION TECHNOLOGY DEPARTMENT

    The Information Technology ("IT") Department is the backbone of the Company's operations, handling all computer and telephone systems and providing for the ongoing development necessitated by both technological advances and business needs. The IT Department is responsible for the ongoing enhancement of the Company's proprietary software (Mozart-TM- and PAT) and servicing reports and database developments. The IT Department regularly reports to all credit bureaus on the Company's entire portfolio. The IT Department works in concert with the Acquisitions Department to import, analyze and evaluate all prospective purchases using PAT. The technologies serviced by this Department include:

    SOFTWARE. The Company's portfolio analysis (PAT) and recovery (Mozart-TM-) programs were created and modified in-house by Creditrust's programmers. The software is written in a high-speed, relational database language and is designed to reside on powerful, but readily available, servers. Both programs have been in use for more than six years and are considered to be bug-free. Back-up tapes of account information are recorded each day and are stored at an off-site location for safety and security.

    COMPUTER HARDWARE AND NETWORKS. The software programs reside on three Novell-based servers and are connected via fiber-optic wide area networks ("WANs") and local area networks ("LANs") to Intel
Pentium-Registered Trademark--based PCs. The call centers have been fully wired so that additional account officer terminals simply may be placed onto open desks and plugged into the network. The architecture of the system has been constructed to be at the forefront of the technological edge, while remaining easily scaleable and updateable, two features critical to the rapid growth anticipated by the Company. The current architecture is capable of supporting 1,500 account officers with the simple addition of PCs. This should allow the Company significant growth without a need for further upgrade in the near-term. The systems are fully redundant so as to ensure the uninterrupted process of the recovery efforts. The Company has extensive emergency plans in place for access to an off-site call center location, should that contingency be necessary.

    TELEPHONY. The Company employs the latest technology in telephony, including predictive dialers, automatic routers, two top of the line AT&T Definity-Registered Trademark- G-3 telephone systems (capable of handling over 1,500 account officers) and many other state-of-the art components. The call centers have been fully wired so that additional account officer telephones may simply be placed onto an open desk and plugged into the network. The architecture has been designed at the cutting edge, while remaining scaleable and updateable.

    VERIFICATION AND RESEARCH OF ACCOUNT INFORMATION. When a portfolio of Receivables is acquired, each account automatically is run through an extensive series of proprietary and commercially available databases to compile as much information about each Receivable as possible. The information is combined with the information already provided by the Originating Institution and automatically entered into the Company's proprietary account tracking and management software system (Mozart-TM-).

    Within 24 hours of importing the Receivable into Mozart-TM-, account officers begin calling every telephone number available, and within days a letter is sent out to the customer advising that Creditrust has purchased the Receivable. This initial letter is designed to invite discussion or the resolution of the Receivable and generally contains an offer of settlement at a modest discount.

    SKIPTRACE DEPARTMENT--LOCATING CUSTOMERS

    Skiptracers are technology-driven telephone detectives. In the event that contact is not made with a customer based on the compiled information for that Receivable, the account is automatically transferred to the Skiptrace Department. The Skiptrace Department is divided into multiple teams, each of which is headed by a supervisor. As an initial step to locate customers, each skiptracer endeavors to compile a complete "electronic profile" for each customer and to find every possible telephone number for the customer. Skiptracers utilize internally developed databases consisting of more than 65,000 creditors, plus a variety of public databases and third-party database providers. The Skiptrace Department has the capability of accessing real-time customer credit reports, electronic nationwide directory assistance, an internally maintained "neighbors file" of over 100 million nationwide residents and numerous other resources. The Company maintains over 800 million individual database records on its current and potential customers. Employing any or all of these tools frequently enables the Skiptracers to locate otherwise unreachable customers. Of those customers transferred to the Skiptrace Department, a working phone number is frequently found. Once a customer is found, Mozart-TM-automatically assigns the customer to one of the teams in the Recovery Department.

    RECOVERY DEPARTMENT--SERVICING CUSTOMERS AND COLLECTION OF RECEIVABLES

    The Recovery Department, unlike an old-fashioned "collections shop," is tasked with providing recovery service and credit rehabilitation to the customers. Instead of simply calling about an old bill, Creditrust's account officers work to maximize yield through credit restoration while minimizing customer negativity and maintaining a positive working environment for the staff.

    The Recovery Department is responsible for recovering account balances and selling customer service and credit rehabilitation to its customers. The Company employs advanced Pentium-Registered Trademark- PC Workstations and sophisticated telephone call management systems to maximize its employee productivity and thereby increase recovery from its accounts. The telephone call management systems include predictive dialers, automated call and account distribution systems, digital switching and customized computer software. Mozart-TM- provides the Recovery Department with real-time customer reporting; full customer account data information; collection discussion notes on each account; telephone numbers and addresses; payment history; automatic notice of acquisition, settlement letters, reminders and late payment notices; automatic legal pleadings production; automatic account distribution to account officers; surveillance of on-screen activity and telephone conversations for quality control, productivity and regulatory compliance and exception reports on payment plans. Creditrust's account officers work to maximize yield through credit restoration while minimizing customer apprehension and maintaining a positive working environment for the staff. The Recovery Department currently is organized into teams of 16 with one supervisor per team. The supervisors work with the team members and assist account officers with quality control and productivity. Through the Company's extensive network of computer and telephone systems, each team member in the Recovery Department is responsible for contacting customers, explaining the benefits of paying Creditrust, working with customers to develop acceptable means to satisfy their obligations to Creditrust and recovering the Receivables.

    MAKING CUSTOMER CONTACT. When an account officer is able to establish contact with a given customer, the customer's account automatically is placed inside that account officer's work queue. Each account officer is assigned a number of dedicated customer accounts depending on the account officer's skill level. This work queue automatically is replenished on a daily basis, by Mozart-TM-, as the Receivables are resolved, whether favorably or unfavorably. In addition to their group of dedicated accounts, account officers receive Receivables from a general pool daily.

    On the initial customer contact call, the customer is given a standardized and strictly controlled presentation regarding the benefits of resolving its account with Creditrust. Emphasis is placed on determining the reason for the customer's default in order to better assess the customer's situation and to assist in creating a plan for repayment. Creditrust account officers are trained to follow rigid Receivables resolution priorities.

    Mozart-TM- presents the account officer with all available information and a variety of resolution options. A large emphasis is placed by the account officer on making the customer aware of all possible alternative methods available. The computer system will not allow an account officer to exceed his or her specified settlement authority without electronic authorization of a supervisor approval code. Once a customer and the account officer agree to a repayment schedule, the account officer records the terms of the arrangement in Mozart-TM-. The computer system then automatically will generate a series of letters reminding the customer of important dates.

    CASH MANAGEMENT. Creditrust, through its strong emphasis on technology and innovation, has built a customer base that is not exclusively dependent on the postal service to deliver payments. As a result, more than 70% of all payments are completed by either the Western Union Quick Collect-TM- program or by proprietary QuickChek pre-authorized checks drawn on the customer's checking account. Creditrust has developed a proprietary system ("QuickChek") that allows the account officer to obtain the customer's authorization to reproduce an actual check, drawn on the customer's checking account on an agreed upon date over a series of months and for the exact amount of the agreed payment. Creditrust participates as an authorized agent for the Quick Collect-TM- program and is therefore able to receive payments directly in its offices within minutes.

    DELINQUENCY FOLLOW-UP. The problem of delinquent or late payments on established repayment plans is greatly mitigated through the use of the Quick Collect-TM- and QuickChek programs. However, some customers cannot or will not participate in one of these plans. The Company has developed a system to deal with late payments to minimize the drain on the productivity of the account officers. In the event that payment is not received within one day of the scheduled due date, Mozart-TM- automatically issues a late payment letter to the customer. This is followed by a second letter ten days after the due date. Unless a scheduled payment is received on or before the day it is due, Mozart-TM- automatically moves the Receivable to the account officer's late queue for immediate customer contact.

    LATE PAYMENT COLLECTOR. When a customer falls more than 30 days late in a payment plan, the Receivable automatically is transferred to a specially trained, dedicated Late Payment Collector. These individuals are tasked with getting the customer back on track according to the terms of his or her payment plan or, in certain circumstances, negotiating revised terms for payment. In some instances, a customer's financial circumstances may have worsened and a plan that accurately fits the new situation is necessary. In other cases, the customer is able to dispense with the perceived burden of monthly installments by making a lump sum payment. The Company induces resolution through a variety of methods. Late Payment Collectors act as a counselor to the customer and may assist the customer in securing new resources for the resolution of its account.

    LEGAL DEPARTMENT

    An important component of the Company's collections effort involves the Legal Department and the pursuit of those customers who have the ability, but not the willingness, to resolve their obligations. Creditrust employs two in-house attorneys, several paralegals and a dedicated support staff to process thousands of court cases each year. The Legal Department has the capacity to internally prepare and file collection proceedings in multiple jurisdictions. The Legal Department is responsible for coordinating a network of in excess of 45 attorneys nationwide, determining the suit criteria for each individual jurisdiction, placing cases for immediate suit, obtaining judgment, seizing bank accounts, repossessing automobiles that have equity, coordinating sales of property and instituting wage garnishments to satisfy judgments. In addition, the Legal Department is responsible for overseeing the Company's compliance with applicable laws, rules and regulations associated with the conduct of its business. See "Business-- Government Regulation."

    FORECLOSURE AND ASSET DISPOSITION. Creditrust, through its Legal Department, occasionally engages in the execution and foreclosure of real property. In the event that a judgment has been secured, and real estate has been verified as belonging solely to the customer, foreclosure in support of execution of judgment is considered. Unlike foreclosure pursuant to the power of sale contained in a mortgage or deed of trust, a judicial sale of real property follows the state court rules for sheriff's levy and seizure of property. Those rules vary widely by state.

    COMPLIANCE PROCEDURES. The Company believes it is compliant with all provisions of the FDCPA and applicable state laws, although it may not be specifically subject thereto. The Company monitors account officer activity on an ongoing basis through its Quality Improvement Group. Account officers are trained and tested on their knowledge of the FDCPA, and they are telephonically monitored for compliance with the FDCPA and the Company's stringent standards of customer satisfaction and complaint-free Receivables resolution. In conjunction with telephonic monitoring, an account officer's Receivables activities are monitored through the Company's proprietary DoubleVision system, which allows a supervisor or manager to observe exactly what the account officer sees on the computer monitor, including every keystroke and every system activity generated.

    On a daily basis, a series of audit reports is generated automatically by Mozart-TM-, including daily management reports, liquidity reports, telephone reports, skiptrace reports and account officer cash transaction reports. The flexibility of Mozart-TM- allows real-time query of any information necessary.

COMPETITION

    The consumer finance collections industry is highly competitive, and the Company expects that competition from new and existing competitors will intensify. The Company experiences competition in acquiring Receivables, including from purchasers with substantially greater resources than the Company. The Company competes with a wide range of third-party collection companies and other financial services companies, which may have substantially greater personnel and financial resources than the Company. In addition, certain of its competitors may have signed "forward flow" contracts pursuant to which certain Originating Institutions have agreed to transfer distressed Receivables in the future, which could restrict those Originating Institutions from selling certain Receivables to Creditrust. The Company seeks to compete with these companies on the basis of its superior information technology capabilities, which enable it to evaluate, purchase, and collect on Receivables more effectively than certain of its competitors. The Company believes its major competitors include Commercial Financial Services, Tulsa, Oklahoma, West Capital Corporation, San Diego, California and Outsourcing Solutions, Inc., Chesterfield, Missouri.

TRADEMARKS AND PROPRIETARY INFORMATION

    The Company has filed trademark applications with the United States Patent and Trademark Office with respect to the names "Mozart-TM-" and "Creditrust" and the Creditrust logo.

    The Company uses a variety of management information and telecommunications systems to enhance productivity in all areas of its business. The Company has developed its own software system tailored to the needs of the particular customer base it serves. The Company uses readily available
Pentium-Registered Trademark- PC-based hardware configurations to operate a combination of proprietary and commercially available software. The majority of the Company's software can be customized to accommodate the specific work standards required by the Company's account officers and skiptracers.


GOVERNMENT REGULATION


    The FDCPA and comparable state statutes establish specific guidelines and procedures which debt collectors must follow to communicate with consumer debtors, including the time, place and manner of such communications. It is the Company's policy to comply with the provisions of the FDCPA and comparable state statutes in all of its collection activities, although it may not be specifically subject thereto. If these laws apply to some or all of the Company's collection activities, the Company's failure to comply with such laws could have a materially adverse effect on the Company. The relationship of a customer and a credit card issuer is extensively regulated by federal and state consumer protection and related laws and regulations. While the Company is not a credit card issuer, because many of its Receivables were originated through credit card transactions, certain of the Company's operations are affected by such laws and regulations. Significant laws include the Federal Truth-In-Lending Act, the Fair Credit Billing Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and the Electronic Funds Transfer Act (and the Federal Reserve Board's regulations which relate to these Acts), as well as comparable statutes in those states in which customers reside or in which the Originating Institutions are located. State laws may also limit the interest rate and the fees that a credit card issuer may impose on its customers. Among other things, the laws and regulations applicable to credit card issuers impose disclosure requirements when a credit card account is advertised, when it is applied for and when it is opened, at the end of monthly billing cycles and at year end. Federal law requires credit card issuers to disclose to consumers the interest rates, fees, grace periods and balance calculation methods associated with their credit card accounts, among other things. In addition, customers are entitled under current laws to have payments and credits applied to their credit card accounts promptly, to receive prescribed notices and to require billing errors to be resolved promptly. In addition, some laws prohibit certain discriminatory practices in connection with the extension of credit. Failure by the Originating Institutions to have complied with applicable statutes, rules and regulations could create claims and rights offset by the customers that would reduce or eliminate their obligations under their Receivables, and this could have a materially adverse effect on the Company. Pursuant to agreements under which the Company acquires Receivables, the Company is normally indemnified against losses caused by the failure of the Originating Institution to have complied with applicable statutes, rules and regulations relating to the Receivables before they are sold to Creditrust.


    Certain laws, including the laws described above, may limit the Company's ability to collect amounts owing with respect to the Receivables regardless of any act or omission on the part of the Company. For example, under the federal Fair Credit Billing Act, a credit card issuer is subject to all claims (other than tort claims) and defenses arising out of certain transactions in which a credit card is used if the obligor has made a good faith attempt to obtain satisfactory resolution of a disagreement or problem relative to the transaction and, except in cases where there is a specified relationship between the person honoring the card and the credit card issuer, the amount of the initial transaction exceeds $50.00 and the place where the initial transaction occurred was in the same state as the customer's billing address or within 100 miles of that address. As a purchaser of credit card Receivables, the Company may acquire certain Receivables subject to legitimate defenses on the part of the customer. The statutes further provide that, in certain cases, customers cannot be held liable for, or their liability is limited with respect to, charges to the credit card account that were a result of an unauthorized use of the credit card. No assurances can be given that certain of the Receivables were not established as a result of unauthorized use of a credit card, and, accordingly, the amount of such Receivables could not be collected by the Company. Pursuant to some agreements under which the Company acquired Receivables, the Company is indemnified against certain losses with respect to such Receivables regardless of any act or omission on the part of the Company or the Originating Institution.

    Additional consumer protection laws may be enacted that would impose requirements on the enforcement of and collection on consumer credit card or installment accounts. Any new laws, rules or regulations that may be adopted as well as existing consumer protection laws, may adversely affect the ability of the Company to collect the Receivables. In addition, the failure of Creditrust to comply with such requirements could adversely affect the Company's ability to enforce the Receivables.

PROPERTIES


    Creditrust is headquartered in a leased facility consisting of approximately 19,000 square feet at 7000 Security Boulevard, Baltimore, Maryland 21244. The headquarters facility has capacity for approximately 225 associates and houses all of the training facilities and administrative offices. The Company recently leased an additional facility located approximately two miles from its headquarters at 1705 Whitehead Road, Baltimore, Maryland 21244. This operations center comprises approximately 36,000 square feet and has the capacity to accommodate approximately 700 additional associates and expanded training and recruiting departments. The operations center houses the Company's updated communications and software systems center, which is fully redundant to the computer center, located at the corporate headquarters.


EMPLOYEES

    As of June 23, 1998, the Company had 337 full-time employees. None of the Company's employees are represented by a labor union. The Company believes that its relations with its employees are good.

LEGAL PROCEEDINGS

    The Company is subject to routine litigation in the ordinary course of business, including contract, collections and employment-related litigation. None of these routine matters, individually or in the aggregate, is believed by the Company to be material to its business or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The table below sets forth certain information concerning each of the executive officers and directors of the Company.


NAME                                      AGE                                    POSITION
------------------------------------      ---      ---------------------------------------------------------------------
Joseph K. Rensin....................          33   Chairman of the Board, President and Chief Executive Officer
Frederick W. Glassberg(1)(2)........          64   Director
John G. Moran(1)(2).................          52   Director
Harry G. Pappas, Jr.(1)(2)..........          49   Director
Michael S. Witlin...................          30   Director
Rick W. Chandler....................          50   Vice President, Recovery
John L. Davis.......................          35   Vice President, Business Development and Corporate Secretary
J. Barry Dumser.....................          50   Vice President, General Counsel
David A. Elkes......................          28   Vice President, Information Technology
Jefferson B. Moore..................          36   Vice President, Acquisitions
Richard J. Palmer...................          46   Vice President, Chief Financial Officer and Treasurer


------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.


    JOSEPH K. RENSIN, CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER--Mr. Rensin co-founded Creditrust in 1991 and has been instrumental in all aspects of the Company's development, including the Company's state-of-the-art Receivables recovery computer database and systems software, as well as the customer relations approach to collections and recovery. Prior to founding Creditrust, he founded two different technology-related companies, which he sold profitably. He attended the University of Maryland College Park from 1983 to 1987. While in college, he wrote three books on computers published by Prentice-Hall.



    FREDERICK WILLIAM GLASSBERG, DIRECTOR--Mr. Glassberg joined the Creditrust Board in 1997. Mr. Glassberg is president of Dornbush Enterprises, Inc., d/b/a Crystal Hill Advisors in Columbia, Maryland, which provides commercial real estate management advice and financial advisory services to corporate and municipal clients. Mr. Glassberg serves on the Board of Directors of the following three subsidiaries of The Enterprise Foundation:
Cornerstone/Progressive Grove, Inc., a tax-exempt Georgia corporation that owns apartments; Cornerstone/Robbins, Inc., a tax-exempt Georgia corporation that owns apartments; and Cornerstone/Spring Creek, Inc., a Texas corporation with a tax-exempt status application pending, which owns apartments. Prior to joining Dornbush Enterprises, Mr. Glassberg served as Chief Financial Officer of a subsidiary of The Rouse Company for nine years.


    JOHN G. MORAN, DIRECTOR--Mr. Moran joined the Creditrust Board in 1997. He is Associate Dean and Executive-in-Residence of the Sellinger School of Business and Management at Loyola College in Baltimore, Maryland. He also is President of The Moran Group, LTD, which offers management consulting services to for-profit and not-for-profit organizations. From 1986 until he entered his academic and business positions in 1995, Mr. Moran was President of Household Bank, FSB (Eastern Division), which had 39 branches in Maryland and Virginia and deposits of approximately $1.5 billion.

    HARRY G. PAPPAS, JR., DIRECTOR--Mr. Pappas joined the Creditrust Board in 1997. From July 1992 to the present, Mr. Pappas has been the principal of Harry
G. Pappas, Jr. Consulting, specializing in financial consulting services to businesses and business owners. In addition, effective January 1998, Mr. Pappas became Managing Director, Finance and Administration, and Chief Financial Officer of Partners' First Holdings, LLC, a credit card services joint venture among Bank of Montreal, Bank Boston and First

Annapolis Consulting. Mr. Pappas acted as the Chief Financial Officer of Precision Auto Care, Inc. from February 1997 to May 1997; of Youth Services International, Inc. from September 1994 to May 1995 and of Meridian Healthcare from July 1993 to May 1994. From February 1991 to July 1992, he was Vice Chairman and Chief Financial Officer of MBNA Corporation in Newark, Delaware. Prior to this, Mr. Pappas was Chief Financial Officer at MNC Financial, Inc. and Equitable Bancorporation, and he was a partner with Ernst & Young LLP. Mr. Pappas also serves on the board of directors of Precision Auto Care, Inc.

    MICHAEL S. WITLIN, DIRECTOR--Mr. Witlin co-founded Creditrust with Mr. Rensin in 1991. He served as Vice President of the Company and participated in management of the Company until 1995. For two years thereafter, he was an Associate Consultant at Company Entier where he provided consulting services in business process re-engineering and systems design to privately held and public companies as well as federal agencies.

    RICK W. CHANDLER, VICE PRESIDENT, RECOVERY--Prior to joining Creditrust in 1996, Mr. Chandler served as Vice President of Consumer Collections for Bank One, Dayton, Ohio, for two years. During his tenure with Bank One he was responsible for over 400 employees and managed $2.3 billion in receivables. Prior to Bank One, Mr. Chandler was Director of Assets for six years for SPS Transaction Services, a subsidiary company of Morgan Stanley, Dean Witter & Co. At SPS he managed over 280 employees and had responsibility for over $1 billion in assets.


    JOHN L. DAVIS, VICE PRESIDENT, BUSINESS DEVELOPMENT AND CORPORATE SECRETARY--Mr. Davis joined Creditrust in 1993 as a member of the Recovery Department. Shortly thereafter, he moved to the Legal Department as a Legal Coordinator. In that role, he became familiar with the nationwide network of attorneys that the Company retains and was responsible for increasing the growth of that network to the present level of over 45 attorneys. Mr. Davis became the Manager of the Legal Department in January 1994. Prior to joining Creditrust, he worked in the Creditors' Rights Department of the Baltimore based law firm of Wright, Constable & Skeen for three years. Prior to this, he worked full time for the law firm of Greenan, Walker, Steuart, Trainor & Billman while simultaneously earning his BS degree in Paralegal Studies at the University of Maryland.


    J. BARRY DUMSER, VICE PRESIDENT, GENERAL COUNSEL--Mr. Dumser joined Creditrust in 1997 after serving as Vice President, Chevy Chase Bank where his duties included management of the bank's bankruptcy and deceased processing units. Mr. Dumser held additional responsibilities including the litigation unit, which supported the bank's collection effort with its 2.5 million customers and over $5.5 billion in receivables. Prior to joining Chevy Chase Bank, Mr. Dumser served as Vice President and Counsel to Matterhorn Bank Programs. Mr. Dumser's responsibilities with the Company include management of the in-house legal staff as well as management of the network of over 45 outside attorneys, established to handle the nation-wide litigation efforts on a percentage of the Company's accounts. Mr. Dumser received his BS in Economics from Wharton School of Finance and Commerce and his MBA from Boston University School of Management. Mr. Dumser received his JD from the University of Baltimore School of Law in 1993 and was admitted to the Maryland Bar that same year.

    DAVID A. ELKES, VICE PRESIDENT, INFORMATION TECHNOLOGY--Mr. Elkes joined Creditrust in 1997 after serving as Vice President, Engineering for CRSS Data Systems in Baltimore where his responsibilities included managing the Engineering, Training and Internet Services divisions, engineering customers' data systems solutions and designing and implementing customers' internet solutions. Prior to CRSS, Mr. Elkes was a Senior Network Engineer for Skills Bank Corporation in Baltimore. His duties there included managing, maintaining and supporting a 100 node, corporate data network consisting of multiple servers, topologies, operating systems and communications protocols, and writing software in support of corporate sales and data analysis efforts. He currently is responsible for the management of the Company's information technology team and its programmers. Mr. Elkes has knowledge and experience in a wide variety of computer hardware and software. He received his BA degree from The Johns Hopkins

University in Baltimore, Maryland. Mr. Elkes is a Master Certified Network Engineer and holds many other professional certifications.


    JEFFERSON BARNES MOORE, VICE PRESIDENT, ACQUISITIONS--Mr. Moore joined Creditrust in 1997 after serving since 1991 as the Vice President of Koll-Dove Global Disposition Services, LLC, the largest third-party consumer receivable transaction clearing house in the United States. At Koll-Dove, Mr. Moore was personally responsible for $2.5 billion in consumer charge off sales, involving over 75 separate transactions and over 25 banks and multiple purchasers in 1996 alone. He brings to Creditrust extensive experience in evaluating portfolios and a database of institutional issuers of consumer Receivables. During his tenure with Koll-Dove, he was instrumental in the Resolution Trust Corporation and Federal Deposit Insurance Corporation loan auction programs. Prior to Koll-Dove, Mr. Moore was involved in commercial real estate sales for 12 years. Mr. Moore received his BS degree in Business Administration from the University of Missouri, Columbia.



    RICHARD J. PALMER, VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER--Prior to joining Creditrust in 1996, Mr. Palmer served as Chief Financial Officer of CRI, Inc., a national real estate investment company with headquarters in Rockville, Maryland, for 11 years. Mr. Palmer joined CRI, Inc. in 1983 as Assistant to the President, became director of Tax Policy in 1984 and CFO in 1985. Prior to CRI, Inc. he was with Grant Thornton LLP for seven years culminating in the position of Tax Manager. Mr. Palmer joined KPMG Peat, Marwick in 1973 shortly after graduating with a BS degree in accounting from Florida Atlantic University in Boca Raton, Florida. He received his Florida certified public accounting certificate in 1974 and received reciprocity in the District of Columbia in 1976.


    The Company's officers are elected annually by and serve at the discretion of the Board of Directors. Creditrust's Board of Directors is not divided into classes. At each annual meeting of stockholders, directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified.

    The Board of Directors has standing Audit and Compensation Committees. The Audit Committee annually recommends to the Board the appointment of independent certified public accountants for the Company, reviews the scope and fees of the annual audit and any special audit, and reviews the results with the auditors. It further reviews accounting practices and policies of the Company with the auditors and the adequacy of the accounting and financial controls of the Company and submits recommendations to the Board regarding oversight and compliance with accounting principles and legal requirements. The Compensation Committee reviews and makes recommendations to the Board regarding salaries and benefits of officers of the Company and administers the Company's incentive stock option and employee stock purchase plans.

COMPENSATION OF DIRECTORS


    Directors of the Company who are also employees of the Company do not receive additional compensation for their services as directors. Upon consummation of the Offering, directors who are not employees of the Company will receive annual director compensation consisting of shares of Common Stock with a value of $10,000 pursuant to the Company's 1998 Stock Incentive Plan and $5,000 in cash. Each director who is not an employee will receive $1,500 for each Board meeting attended in person and $500 for each Board meeting attended telephonically. In addition, each director will receive $500 for each committee meeting attended in person and $300 for each committee meeting attended telephonically. Directors also are reimbursed for expenses incurred to attend meetings of the Board of Directors and its committees. Mr. Witlin also has been granted an option, contingent upon completion of the Offering, to purchase 35,714 (assuming an initial public offering price of $14.00 per share) shares of Common Stock on the same terms as the grants to executive officers described below under "Compensation Pursuant to Plans."

EXECUTIVE COMPENSATION

    The following table sets forth information concerning the compensation earned by the Company's executive officers. As of March 31, 1998, no stock options or stock appreciation rights had been granted or were outstanding.

                           SUMMARY COMPENSATION TABLE


                                                         ANNUAL
                                                      COMPENSATION
------------------------------------------------------------------------------------------------------------------------
                                                                                          OTHER ANNUAL       ALL OTHER
NAME AND PRINCIPAL POSITION                            YEAR       SALARY      BONUS       COMPENSATION     COMPENSATION
---------------------------------------------------  ---------  ----------  ----------  -----------------  -------------
Joseph K. Rensin...................................       1997  $  150,010  $        0      $       0        $       0
President and Chief Executive Officer

Rick W. Chandler...................................       1997     101,637      22,667              0                0
Vice President, Recovery

John L. Davis......................................       1997     150,010      16,777              0            1,772
Vice President, Business Development

Jefferson Barnes Moore.............................       1997     138,470       2,000              0                0
Vice President, Acquisitions

Richard J. Palmer..................................       1997     150,010     118,589              0              188
Vice President and Chief Financial Officer


EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with Messrs. Palmer, Moore, Chandler and Davis. The employment agreements entitle Messrs. Palmer and Moore to annual incentive compensation in an amount up to $100,000 in the discretion of the Compensation Committee, in addition to an annual base compensation of $150,000. Mr. Davis receives annual compensation of $150,000. Mr. Chandler receives annual compensation of $100,000 and incentive compensation based upon the performance of the Recovery Department. Effective April 14, 1998, Mr. Rensin's annual salary was increased by the Compensation Committee to $250,000. Mr. Rensin will also be entitled to incentive compensation in an amount up to $100,000 annually in the discretion of the Compensation Committee.

    Messrs. Palmer, Moore, Chandler and Davis are entitled to all Company benefits to which employees generally are eligible, and each is subject to a confidentiality agreement that prohibits him from disclosing the Company's proprietary information, removing Company documents or soliciting other employees for outside employment for two years after he leaves the Company. In the event of a breach of the confidentiality agreement, the Company is entitled to liquidated damages of $100 per day for each day the agreement is violated, among other remedies.

    Messrs. Palmer, Moore, Chandler and Davis each agreed not to compete with the Company anywhere in the United States for three years from the date he leaves the Company. Pursuant to their employment agreements, the Company reimbursed Messrs. Moore and Chandler for $15,000 and $10,000, respectively, in moving expenses in connection with relocating to Maryland and $10,000 each for their temporary residence costs during the first several months of their employment. Mr. Moore also received certain temporary financial assistance in connection with his relocation. See "Certain Transactions."

COMPENSATION PURSUANT TO PLANS

    1998 STOCK INCENTIVE PLAN. The Company has reserved a total of 800,000 shares of Common Stock for issuance pursuant to the Creditrust 1998 Stock Incentive Plan (the "Stock Plan"). The Stock Plan was established in contemplation of and is contingent upon the completion of this Offering to provide incentives to motivate and retain key employees of the Company. The Stock Plan is administered by the Compensation Committee of the Board of Directors and provides for the grant of incentive stock options and non-qualified stock options, as well as stock appreciation rights, restricted or unrestricted stock awards, phantom stock, performance awards, or any combination of the foregoing. The Compensation Committee is authorized to grant options under the Stock Plan to all eligible employees of the Company, including executive officers. Directors who are not also employees of the Company are eligible for grants under the Stock Plan. Options granted under the Stock Plan are granted on such terms and at such prices as are determined by the Compensation Committee, except that the per share exercise price of incentive stock options granted under the Stock Plan cannot be less than the fair market value of the Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no incentive stock option may be exercisable after the expiration of 10 years from the date of grant. No option may be granted under the Stock Plan after April 6, 2008. Incentive stock options granted to an individual who owns (or is deemed to own) 10% or more of the total combined voting power of all classes of stock of the Company must have an exercise price of at least 110% of the fair market value of the Common Stock on the date of grant, and a term of no more than five years. The Board of Directors has the authority to amend or terminate the Stock Plan, however certain amendments are subject to stockholder approval.



    In connection with the Offering, the Compensation Committee granted options contingent upon completion of the Offering to purchase certain shares of Common Stock in an amount to be based on the initial public offering price to Messrs. Chandler, Davis, Moore, Palmer, Dumser and Elkes and to certain other employees of the Company. Each of these options is a non-qualified stock option under the Internal Revenue Code of 1986, as amended (the "Code"), and is contingent upon the consummation of the Offering. The terms of the options include an exercise price equal to the initial price to the public at which the shares of Common Stock are offered hereby, have a 10-year term and vest 20% on the date on which the Offering is consummated and 20% on the anniversary thereof during each of the next four years. Upon consummation of the Offering, there will be 800,000 shares of Common Stock available for issuance under the Stock Plan, of which 375,000 shares will be subject to outstanding options.


    The following table sets forth certain information with respect to the non-qualified stock options granted under the Stock Plan in connection with the Offering (assuming an initial public offering price of $14.00 per share). In accordance with regulations promulgated by the Securities and Exchange Commission, the table also describes the hypothetical gains that would exist for the respective options granted based on assumed rates of annual stock price appreciation of 5% and 10% from the date of the consummation of the Offering to the end of the option term. These hypothetical gains are based on assumed rates of appreciation and, therefore, the actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall stock market conditions, and the continued employment of the named individuals with the Company. As a result, the amounts reflected in this table may not necessarily be achieved.


                                                                                                      POTENTIAL REALIZABLE
                                                                                                            VALUE AT
                                                               INDIVIDUAL GRANTS                      ASSUMED ANNUAL RATES
                                            --------------------------------------------------------        OF STOCK
                                              NUMBER OF      % OF TOTAL                                PRICE APPRECIATION
                                             SECURITIES        OPTIONS                                        FOR
                                             UNDERLYING      GRANTED TO      EXERCISE                     OPTION TERM
                                               OPTIONS        EMPLOYEES        PRICE     EXPIRATION   --------------------
NAME                                           GRANTED     IN FISCAL YEAR     ($/SH)        DATE         5%         10%
------------------------------------------  -------------  ---------------  -----------  -----------  ---------  ---------
Joseph K. Rensin..........................       --              --             --           --          --         --
Rick W. Chandler..........................       71,429            19.0%     $   14.00       4/6/08   $ 628,575  $1,593,581
John L. Davis.............................       71,429            19.0%     $   14.00       4/6/08     628,575  1,593,581
Jefferson B. Moore........................       71,429            19.0%     $   14.00       4/6/08     628,575  1,593,581
Richard J. Palmer.........................       71,429            19.0%     $   14.00       4/6/08     628,575  1,593,581

    STOCK PURCHASE PLAN. The Company has reserved a total of 100,000 shares of Common Stock for issuance pursuant to the Creditrust 1998 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan was established in contemplation of and is contingent upon the completion of the Offering to promote the long-term success of the Company by providing employees of the Company with a convenient opportunity to become stockholders. Options granted and shares of Common Stock purchased under the Stock Purchase Plan are intended to qualify for the favorable tax treatment for employees available under Section 423 of the Code.


    The Compensation Committee administers the Stock Purchase Plan. Under the terms of the Stock Purchase Plan, all eligible employees of the Company on the date on which the Offering is consummated will be provided the opportunity to purchase Common Stock through payroll deductions. The purchase price shall be determined by the Compensation Committee but in no event will it be lower than 85% of the lesser of (i) the fair market value of a share of Company Common Stock on the offering date; or (ii) the fair market value of a share of Company Common Stock on the purchase date, provided that the price per share is not less than par value. The fair market value on any offering date shall be the average on that date of the high and low prices of a share of Company Common Stock on the principal national securities exchange on which the shares are trading. The maximum number of shares for which each employee may purchase options in each annual period will be determined by the Compensation Committee prior to the commencement of each offering period. The Stock Purchase Plan limits purchases to $25,000 per participant for each calendar year. The aggregate amount of Common Stock that has been reserved is subject to adjustment for recapitalization, stock dividend, reorganization, merger, consolidation, or other change in capital affecting the Common Stock.


    SMILE PROGRAM. Promptly following the Offering, the Company will implement as an additional incentive for all employees a Shareholders Make Involved Loyal Employees ("SMILE") Program. All employees of the Company will participate in the program. Under the Smile Program, subject to the discretion of the Board of Directors, the Company will make a cash contribution once in each six month period in an amount equal to the open market purchase price of 40 shares of Common Stock per employee to a trust for the benefit of the employees who were employed at the purchase date. The program trustee will use all contributions to purchase shares of Company Common Stock in the open market. Thereafter, the trustee will sell the shares in the open market in four equal installments at six month intervals and distribute the sale proceeds equally among those employees participating in the program who remain employed by the Company at such sale date. It is currently contemplated that all such distributions will be made in cash.


INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Pursuant to the Company's Amended and Restated Charter and Bylaws, the Company is obligated to indemnify each of its directors and officers to the fullest extent permitted by the MGCL with respect to all liability and losses suffered and reasonable expenses incurred in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such person is or was a director or officer of the Company. The Company is obligated to pay the reasonable expenses of the directors or officers incurred in defending such proceedings if the indemnified party agrees to repay all amounts advanced by the Company if it is ultimately determined that such indemnified party is not entitled to indemnification. See "Description of Capital Stock--Limitations on Liability of Officers and Directors."

                              CERTAIN TRANSACTIONS


    Mr. Rensin had unconditionally and personally guaranteed (the "Guaranty") the Company's bank credit facility, including attorneys fees and expenses, incurred by the bank in enforcing its rights under the Guaranty. A portion of the proceeds of the Securitization was used to pay off and terminate this facility, and, consequently the Guaranty has terminated.


    Mr. Rensin also has unconditionally and personally guaranteed (the "Subordinated Guaranty") the Subordinated Notes. A portion of the proceeds of the Offering will be used to repay the Subordinated Notes and consequently will terminate the Subordinated Guaranty. See "Use of Proceeds."

    Jefferson B. Moore, who has served as the Company's Vice President, Acquisitions since January 22, 1997, received a loan of $78,000 on February 28, 1997 pursuant to his employment agreement. The Company issued the loan to Mr. Moore and his wife to assist with their purchase of a residence in Maryland. Mr. and Mrs. Moore paid a $38,000 installment on May 30, 1997, leaving a balance of $40,000 which was repaid in June 1998.

    The Company remitted payments on loans due participants (including interest) of approximately $416,000, $743,000 and $58,000 to Mr. Rensin and various investment vehicles owned or controlled by Mr. Rensin during the years ended December 31, 1995, 1996 and 1997, respectively. The remaining amounts due to participants will be repaid.


    The Company also remitted a payment of approximately $66,000 to a corporation prior to the Offering, of which Mr. Glassberg is an executive officer, as a finder's fee in connection with the contract for the Serviced Receivables.


    Any future related-party transactions will be on terms at least as favorable to the Company as available from third parties and will be approved by a majority of the disinterested directors.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of Common Stock by (i) each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director and executive officer of the Company and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, each of the shareholders listed below has sole voting and investment power with respect to the shares beneficially owned.

                                            AMOUNT OF BENEFICIAL                      PERCENTAGE OWNED
                                                  OWNERSHIP            ----------------------------------------------
                                                  SHARES(1)             BEFORE OFFERING(1)    AFTER OFFERING(1)(2)(3)
                                        -----------------------------  ---------------------  -----------------------
Joseph K. Rensin
  7000 Security Blvd.
  2nd Floor
  Baltimore, MD 21244.................             6,000,000                       100%                   75.0%
Frederick W. Glassberg................                   714                         *%                      *%
John G. Moran.........................                   714                         *%                      *%
Harry G. Pappas, Jr...................                   714                         *%                      *%
Michael S. Witlin.....................                 7,142                         *%                      *%
Rick W. Chandler......................                14,286                         *%                      *%
John L. Davis.........................                14,286                         *%                      *%
J. Barry Dumser.......................                 3,572                         *%                      *%
David A. Elkes........................                 3,572                         *%                      *%
Jefferson B. Moore....................                14,286                         *%                      *%
Richard J. Palmer.....................                14,286                         *%                      *%
All directors and executive officers
  as a group (11 persons).............             6,073,572                       100%                   75.2%

------------------------

*   Less than 1%.

(1) Includes in the case of Messrs. Glassberg, Moran, and Pappas shares issuable as director compensation at the time of the Offering and in the case of Messrs. Witlin, Chandler, Davis, Dumser, Elkes, Moore and Palmer only the portion of outstanding employee stock options that will be exercisable upon the completion of this Offering or within 60 days thereafter. A total of 375,000 shares are subject to outstanding options. Assuming full exercise, all directors and officers as a group, excluding Mr. Rensin, would beneficially own 4.5% of the outstanding Common Stock.


(2) Assumes the Underwriters' over-allotment option is not exercised. Exercise in full of the Underwriters' over-allotment option would reduce Mr. Rensin's ownership percentage following the Offering to 71.3% and would reduce the ownership percentage of all directors and executive officers as a group to 71.5%.


(3) Upon the closing of the Offering and assuming an initial public offering price of $14.00 per share, there will be outstanding Warrants to purchase 396,000 shares at $11.90 per share and employee stock options or Warrants to purchase 429,000 shares of Common Stock at the initial public offering price. To the extent that any of the outstanding Warrants are exercised, there will be further dilution to new investors. See "Shares Eligible for Future Sale."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    The Company is authorized to issue 20,000,000 shares of Common Stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share (the "Preferred Stock"). Upon completion of the Offering, the Company will have 8,000,000 shares of Common Stock and no shares of Preferred Stock outstanding. The following description of capital stock of the Company is qualified in its entirety by reference to the Company's Amended and Restated Charter, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Of the total shares of Common Stock authorized, an additional 1,350,000 shares of Common Stock are reserved for issuance, of which 450,000 shares are reserved for issuance upon exercise of the Warrants and 900,000 shares are reserved for issuance under employee stock incentive and stock purchase plans (of which 375,000 shares are reserved for issuance under outstanding stock options). See "Management--Compensation Pursuant to Plans."


COMMON STOCK

    Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. Stockholders have no right to cumulate their votes in the election of directors. Accordingly, holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Because Mr. Rensin will own 75% of the aggregate number of shares of Common Stock outstanding following the Offering, Mr. Rensin will be able to decide all matters that come before the stockholders. Holders of Common Stock are entitled to receive dividends and other distributions pro rata when, as and if declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not intend to declare or pay any dividends on the shares of its Common Stock in the near future. See "Dividend Policy." In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, including all distributions to holders of Preferred Stock having a liquidation preference over the Common Stock. The Company's Amended and Restated Charter gives the holders of Common Stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to such shares. All outstanding shares of Common Stock are, and the shares offered hereby will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock, which the Company may designate and issue in the future from time to time.

PREFERRED STOCK


    Under the Amended and Restated Charter, the Board of Directors is authorized to issue Preferred Stock, in one or more series, and to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The Company has no present intention to issue any series of Preferred Stock.


WARRANTS


    The Company has issued and outstanding Warrants to purchase 396,000 shares of Common Stock at an exercise price of $11.90 per share (assuming an initial public offering price of $14.00 per share) and Warrants to purchase 54,000 shares of Common Stock at the initial public offering price. The Warrants expire on April 1, 2003 and are subject to customary anti-dilution adjustments upon dividends and distributions on the Common Stock, subdivisions or reclassifications of Common Stock, combinations and reclassifications of the Common Stock, and certain transactions occurring prior to an initial public offering of Common Stock.


LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS


    The Company's Amended and Restated Charter and Bylaws provide for mandatory indemnification of the officers and directors of the Company to the fullest extent permitted by the MGCL, including some instances in which indemnification is otherwise discretionary under MGCL. The Amended and Restated Charter contains provisions that eliminate the personal liability of the Company's directors and officers for monetary damages resulting from breaches of their fiduciary duties as directors or officers other than for a judgment or other final adjudication adverse to the officer or director that is entered based on a finding of active or deliberate dishonesty, payment of unlawful distributions, or for any transaction from which the director or officer derived an improper personal benefit. The Company believes that these provisions are essential to attracting and retaining qualified persons as directors and officers.


    There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, and the Company is not aware of any threatened litigation that may result in claims for indemnification by any officer or director.

ANTI-TAKEOVER PROVISIONS

    BUSINESS COMBINATIONS

    Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and (i) any person who beneficially owns 10% or more of the voting power of the corporation's shares, (ii) an affiliate or associate of such corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (in either case, an "interested stockholder"), or (iii) any affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter must be recommended by the board of directors of the Maryland corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of its outstanding voting shares, and (b) two-thirds of the votes entitled to be cast by holders of such outstanding voting shares, other than shares held by the interested stockholder with whom the business combination is to be effected; unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder.


    The Company generally will be governed by the MGCL's business combinations statute. However, the stockholders have approved an amendment to the charter of the Company exempting any business combination with Mr. Rensin or his present or future affiliates from its application.


    CONTROL SHARE ACQUISITIONS

    The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders, excluding shares of stock as to which the acquiring person, officers of the corporation and directors of the corporation who are employees of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such person, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power; (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control shares do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

    A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares.

    If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

    The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or excepted by the charter or the bylaws of the corporation.

    The business combination statute and the control share acquisition statute could have the effect of discouraging unsolicited offers to acquire the Company and of increasing the difficulty of consummating any such offer.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon consummation of the Offering, the Company will have 8,000,000 shares of Common Stock outstanding. Of those shares, the 2,000,000 shares of Common Stock sold in the Offering will be freely transferable without restriction or registration under the Securities Act of 1933, as amended (the "Act"), unless purchased by persons deemed to be "affiliates" of the Company (as that term is defined in the Act) ("Affiliates"). The remaining 6,000,000 shares of Common Stock to be outstanding (5,700,000 shares if the Underwriters' over-allotment option is exercised in full) immediately following the Offering ("Restricted Shares") may only be sold in the public market if such shares are registered under the Act or sold in accordance with Rule 144 promulgated under the Act. In general, under Rule 144 a person (or persons whose shares are aggregated) including an Affiliate, who has beneficially owned the shares for one year, may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 80,000 shares immediately after the Offering), or (ii) the average weekly trading volume in the Common Stock on the Nasdaq during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is deemed not to have been an Affiliate of the Company at any time during the 90 days preceding a sale by such person and who has beneficially owned his shares for at least two years, may sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Act, unless thereafter held by an Affiliate of the Company.


    The Company has reserved an aggregate of 800,000 shares of Common Stock for issuance pursuant to the Stock Plan and 100,000 shares for issuance under the Stock Purchase Plan and the Company intends to register such shares on Form S-8 following the Offering. Subject to restrictions imposed pursuant to the Stock Plan and the Stock Purchase Plan, shares of Common Stock issued pursuant to the Stock Plan or Stock Purchase Plan after the effective date of any Registration Statement on Form S-8 will be available for sale in the public market without restriction to the extent they are held by persons who are not Affiliates of the Company, and by Affiliates pursuant to Rule 144.


    The Company issued Warrants to purchase 450,000 shares of Common Stock in connection with its issuance of the Subordinated Notes. The Company has agreed with the holders of these Warrants to file a shelf registration statement providing for the resale of the Warrants within 60 days of the effectiveness of this Registration Statement and to keep the Registration Statement effective until April 2, 2000. Only Warrant holders who have agreed to a 180-day lock-up with the Company may include shares of Common Stock in the shelf registration statement. An affiliate of Boenning & Scattergood, Inc. which purchased Warrants has agreed for a period of one year commencing April 2, 1998, not to sell or otherwise dispose, directly or indirectly, of any shares of Common Stock in the public market.


    Prior to the Offering, there has been no trading market for the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares pursuant to Rule 144 or otherwise will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock into the public market following the Offering could adversely affect the then prevailing market price. All of the 6,000,000 shares of Common Stock held by Mr. Rensin will be eligible for sale under Rule 144 commencing 90 days after consummation of the Offering. Mr. Rensin has agreed that he will not sell or otherwise transfer any shares of Common Stock to the public for 180 days after the Offering without the prior written consent of Ferris, Baker Watts, Incorporated on behalf of the Underwriters. See "Underwriting."

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), for whom Ferris, Baker Watts, Incorporated and Boenning & Scattergood, Inc. are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite its name below:

                                                                                   NUMBER OF
                                   UNDERWRITER                                       SHARES
---------------------------------------------------------------------------------  ----------
Ferris, Baker Watts, Incorporated................................................
Boenning & Scattergood, Inc......................................................
  Total..........................................................................   2,000,000
                                                                                   ----------
                                                                                   ----------

    The nature of the respective obligations of the Underwriters is such that all of the shares of Common Stock must be purchased if any are purchased. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions, including the approval of certain legal matters by counsel.

    The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus and to certain selected
dealers at such price less a concession not to exceed $     per share; that the
Underwriters may allow, and such selected dealers may reallow, a concession to
certain other dealers not to exceed $     per share; and that after the
commencement of the Offering, the public offering price and the concessions may be changed.

    Mr. Rensin has granted the Underwriters an option to purchase in the aggregate up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. The option may be exercised in whole or in part at any time within 30 days after the date of this Prospectus. To the extent the option is exercised, the Underwriters will be severally committed, subject to certain conditions, to purchase the additional shares of Common Stock in proportion to their respective purchase commitments as indicated in the preceding table.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

    The Company, the executive officers, directors and stockholder of the Company, and the holders of the Warrants have agreed that they will not offer, sell, contract to sell or grant an option to purchase or otherwise dispose of any shares of the Company's Common Stock, options to acquire shares of Common Stock or any securities exercisable for, or convertible into Common Stock owned by them, for a period of 180 days from the date of this Prospectus, without the prior written consent of Ferris, Baker Watts, Incorporated (except that an affiliate of Boenning & Scattergood, Inc. will purchase shares at the initial public offering price per share). The Company also has agreed not to offer, sell or issue any shares of Common Stock, options to acquire Common Stock or any securities exercisable for, or convertible into Common Stock, for a period of 180 days from the date of this Prospectus, without the prior written consent of Ferris, Baker Watts, Incorporated, except that the Company may issue securities pursuant to the Company's stock option and incentive plans.

    The Representatives acted as Placement Agents in the placement of the Subordinated Notes and Warrants and, in connection therewith, received fees of $400,000 plus reimbursement of expenses. An affiliate of Boenning & Scattergood, Inc., one of the Placement Agents, purchased $600,000 in principal amount of the Subordinated Notes and Warrants to purchase up to 54,000 shares of Common Stock. Such Warrants are exercisable at a price per share equal to the Price to Public and cannot be transferred for a period of one year commencing April 2, 1998, except to Underwriters, selling group members and their officers and partners. Under Rule 2720 of the Rules of Conduct of the NASD, when more than 10% of the subordinated debt securities of the Company are held by a member of the NASD or an affiliate of a member, the Price to Public of the Shares must be no higher than that recommended by a "qualified independent underwriter" as that term is defined in Rule 2720. Boenning & Scattergood, Inc. is a member of the NASD, and an affiliate of Boenning & Scattergood holds 12% of the Company's Subordinated Notes. In accordance with Rule 2720, Ferris Baker Watts, Incorporated has agreed to act as qualified independent underwriter in connection with pricing the Offering and conducting due diligence. The price to the public of the shares, when sold to the public at the Price to Public set forth on the cover page of this Prospectus, will be no higher than that recommended by Ferris, Baker Watts, Incorporated. Ferris, Baker Watts, Incorporated will receive no additional compensation for its services as qualified independent underwriter.


    Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the shares of Common Stock included in this Offering has been determined by negotiation among the Company, the Representatives and Ferris, Baker Watts, Incorporated, as qualified independent underwriter. Among the factors considered in determining such price were the history of and prospects for the Company's business and the industry in which it operates, an assessment of the Company's management, past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to the Company. There can be no assurance, however, that the prices at which the shares of Common Stock will sell in the public market after this Offering will not be lower than the price at which it is sold by the Underwriters.

    The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    Certain persons participating in the Offering may over allot or engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock, including entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the Offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the Offering when the Common Stock sold by the syndicate member is purchased in syndicate covering transactions. Any of the transactions described above may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. Such stabilizing activities, if commenced, may be discontinued at any time.

    The Company has also agreed to pay the Representatives a non-accountable expense allowance equal to 1% of the gross proceeds to the Company for expenses in connection therewith.

                                 LEGAL MATTERS


    Certain legal matters with respect to the validity of the shares of Common Stock are being passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland. Certain legal matters will be passed upon for the Underwriters by Venable, Baetjer, Howard & Civiletti, LLP, Washington, DC.


                                    EXPERTS

    The financial statements for each of the years ended December 31, 1995, 1996 and 1997 included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their reports thereon appearing elsewhere herein, and are included in reliance on their authority as experts in accounting and auditing.

                    CHANGE IN INDEPENDENT PUBLIC ACCOUNTANTS

    On November 11, 1997, the Audit Committee of the Board of Directors recommended the appointment of Grant Thornton LLP as the Company's auditors for the years ended December 31, 1995, 1996 and 1997 and determined not to engage Arthur Andersen L.L.P. ("Andersen") as the Company's auditors for the year ended December 31, 1997. The Board had previously appointed Andersen as auditors for the 1995 and 1996 financial statements. The reports of Andersen on the financial statements of the Company for each of the two years in the period ended December 31, 1996, did not contain any adverse opinion or disclaimer of an opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two fiscal years in the period ended December 31, 1996, and the subsequent interim periods preceding the Company's decision, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or any reportable events (as that term is used in Regulation S-K, Item 304).

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in the Prospectus concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the Registration Statement and the exhibits and schedules thereto can be obtained from the Public Reference Section of the Commission upon payment of prescribed fees. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov.

    Prior to filing the Registration Statement of which this Prospectus is a part, the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon effectiveness of the Registration Statement, the Company will become subject to the informational and periodic reporting requirements of the Exchange Act, and in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and other regional offices referred to above. The Company intends to register the securities offered by the Registration Statement under the Exchange Act simultaneously with the effectiveness of the Registration Statement and to furnish its shareholders with annual reports containing audited financial statements and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information.

                             CREDITRUST CORPORATION
                                    CONTENTS


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS..............................        F-2

FINANCIAL STATEMENTS............................................................

  Balance Sheets as of December 31, 1995, 1996 and 1997, and Unaudited Balance
    Sheet as of March 31, 1998..................................................        F-3

  Statements of Earnings for the years ended December 31, 1995, 1996 and 1997, and Unaudited Statements of Earnings for the quarters ended March 31, 1997
    and 1998....................................................................        F-4

  Statements of Stockholder's Equity for the years ended December 31, 1995,
    1996, and 1997, and Unaudited Statement of Stockholder's Equity for the
    quarter ended March 31, 1998................................................        F-5

  Statements of Cash Flows for the years ended December 31, 1995, 1996 and 1997,
    and
    Unaudited Statements of Cash Flows for the quarters ended March 31, 1997 and
    1998........................................................................        F-6

  Notes to Financial Statements.................................................        F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Creditrust Corporation

We have audited the accompanying balance sheets of Creditrust Corporation (the Company) as of December 31, 1995, 1996 and 1997, and the related statements of earnings, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Creditrust Corporation as of December 31, 1995, 1996 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Grant Thornton LLP
Vienna, Virginia
February 24, 1998

                             CREDITRUST CORPORATION

                                 BALANCE SHEETS

                                                                         DECEMBER 31,                 MARCH 31,
                                                           ----------------------------------------  ------------
                                                               1995          1996          1997          1998
                                                           ------------  ------------  ------------  ------------

                                                                                                     (UNAUDITED)
                                              ASSETS
Cash.....................................................  $    548,234  $    475,635  $    769,576  $    912,787
Accounts Receivable......................................        90,000        13,250        55,766        57,641
Income Taxes Receivable..................................       --              6,414       200,163       200,163
Finance Receivables......................................     1,852,110     6,603,735     5,049,839     4,642,561
Prepaid Expenses.........................................        17,215         2,813        59,122        45,240
Property and Equipment...................................       221,312       469,001     1,434,218     1,478,476
Deferred Costs...........................................       --            --            534,700       661,332
Other Assets.............................................         9,380         2,700       100,852        81,470
                                                           ------------  ------------  ------------  ------------
Total Assets.............................................  $  2,738,251  $  7,573,548  $  8,204,236  $  8,079,670
                                                           ------------  ------------  ------------  ------------

                               LIABILITIES AND STOCKHOLDER'S EQUITY
Due to Participants......................................  $    947,454  $     84,131  $     51,181  $     55,293
Servicing Remittances Due................................       --            --            101,358       441,633
Income Taxes Payable.....................................       109,038       --            --            --
Accounts Payable and Accrued Expenses....................       112,176       457,186       653,065       879,825
Notes Payable............................................       --          3,792,842     2,105,972     1,558,151
Capitalized Lease Obligations............................        61,749        40,744       972,342     1,021,419
Deferred Income..........................................       --            895,449       895,449       --
Lease Incentives.........................................       --             72,000       266,630       300,300
Deferred Tax Liability...................................       373,715       623,177     1,093,846     1,343,556
                                                           ------------  ------------  ------------  ------------
Total Liabilities........................................     1,604,132     5,965,529     6,139,843     5,600,177

Stockholder's Equity
  Preferred stock, $.01 par value; 5,000,000 shares
    authorized, none issued and outstanding..............       --            --            --            --
  Common stock, $.01 par value; 20,000,000 shares
    authorized, 6,000,000 shares issued and
    outstanding..........................................        60,000        60,000        60,000        60,000
  Paid-in capital........................................        52,824        52,824        52,824        52,824
  Retained earnings......................................     1,021,295     1,495,195     1,951,569     2,366,669
                                                           ------------  ------------  ------------  ------------
Total Stockholder's Equity...............................     1,134,119     1,608,019     2,064,393     2,479,493
                                                           ------------  ------------  ------------  ------------
Total Liabilities and Stockholder's Equity...............  $  2,738,251  $  7,573,548  $  8,204,236  $  8,079,670
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------

        The accompanying notes are an integral part of these statements.

                             CREDITRUST CORPORATION

                             STATEMENTS OF EARNINGS


                                                     YEAR ENDED DECEMBER 31,            QUARTER ENDED MARCH 31,
                                             ----------------------------------------  --------------------------
                                                 1995          1996          1997          1997          1998
                                             ------------  ------------  ------------  ------------  ------------
                                                                                              (UNAUDITED)
REVENUE
  Income on finance receivables............  $  4,559,542  $  5,521,063  $  7,245,744  $  1,940,475  $  1,502,985
  Servicing fees...........................       --            --          2,580,200       --          1,242,347
  Gain on sale.............................       --            --            --            --            657,630
                                             ------------  ------------  ------------  ------------  ------------
                                                4,559,542     5,521,063     9,825,944     1,940,475     3,402,962

EXPENSES
  Personnel................................     1,846,605     2,617,862     5,922,172       938,065     1,712,444
  Contingency legal and court costs........       374,492       212,530       320,104       101,586       104,445
  Communications...........................       404,021       573,118       911,508       143,841       277,793
  Rent and other occupancy.................       239,603       382,020       853,344       122,828       302,511
  Professional fees........................       117,094       155,754       504,003       104,483       191,686
  General and administrative...............       132,244       193,221       270,509       132,052        83,818
  Portfolio repurchase costs...............       --            383,736       --            --            --
                                             ------------  ------------  ------------  ------------  ------------
                                                3,114,059     4,518,241     8,781,640     1,542,855     2,672,697
                                             ------------  ------------  ------------  ------------  ------------

EARNINGS FROM OPERATIONS...................     1,445,483     1,002,822     1,044,304       397,620       730,265

OTHER INCOME (EXPENSE)
  Interest and other.......................        20,533        74,307        14,755           152        10,815
  Interest expense.........................      (269,634)     (287,530)     (377,410)     (112,435)      (75,970)
                                             ------------  ------------  ------------  ------------  ------------

EARNINGS BEFORE INCOME TAXES...............     1,196,382       789,599       681,649       285,337       665,110

PROVISION FOR INCOME TAXES.................       462,759       315,699       225,275       111,282       250,010
                                             ------------  ------------  ------------  ------------  ------------

NET EARNINGS...............................  $    733,623  $    473,900  $    456,374  $    174,055  $    415,100
                                             ------------  ------------  ------------  ------------  ------------

EARNINGS PER COMMON SHARE..................  $       0.12  $       0.08  $       0.08  $       0.03  $       0.07
                                             ------------  ------------  ------------  ------------  ------------

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING DURING THE PERIOD............     6,000,000     6,000,000     6,000,000     6,000,000     6,000,000
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------


        The accompanying notes are an integral part of these statements.

                             CREDITRUST CORPORATION
                       STATEMENTS OF STOCKHOLDER'S EQUITY

                             --------------------------------------------------------------------------------------------
                                                    ADDITIONAL
                               COMMON     COMMON      PAID-IN      PREFERRED      PREFERRED      RETAINED
                               SHARES      STOCK      CAPITAL       SHARES          STOCK        EARNINGS       TOTAL
                             ----------  ---------  -----------  -------------  -------------  ------------  ------------
Balance at January 1, 1995    6,000,000  $  60,000   $  52,824            --      $      --    $    287,672  $    400,496
Net Earnings                     --         --          --            --             --             733,623       733,623
                                                                          --
                             ----------  ---------  -----------                         ---    ------------  ------------
Balance at December 31,
  1995                        6,000,000     60,000      52,824            --             --       1,021,295     1,134,119
Net Earnings                                                                                        473,900       473,900
                                                                          --
                             ----------  ---------  -----------                         ---    ------------  ------------
Balance at December 31,
  1996                        6,000,000     60,000      52,824            --             --       1,495,195     1,608,019
Net Earnings                                                                                        456,374       456,374
                                                                          --
                             ----------  ---------  -----------                         ---    ------------  ------------
Balance at December 31,
  1997                        6,000,000     60,000      52,824            --             --       1,951,569     2,064,393
Net Earnings (unaudited)                                                                            415,100       415,100
                                                                          --
                             ----------  ---------  -----------                         ---    ------------  ------------
Balance at March 31, 1998
  (unaudited)                 6,000,000  $  60,000   $  52,824            --      $      --    $  2,366,669  $  2,479,493
                                                                          --
                                                                          --
                             ----------  ---------  -----------                         ---    ------------  ------------
                             ----------  ---------  -----------                         ---    ------------  ------------

        The accompanying notes are an integral part of these statements.

                             CREDITRUST CORPORATION

                            STATEMENTS OF CASH FLOWS


                                                                                               QUARTER ENDED
                                                             YEAR ENDED DECEMBER 31,             MARCH 31,
                                                        ----------------------------------  --------------------
                                                           1995        1996        1997       1997       1998
                                                        ----------  ----------  ----------  ---------  ---------
                                                                                                (UNAUDITED)
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings........................................  $  733,623  $  473,900  $  456,374  $ 174,055  $ 415,100
  Adjustments to reconcile net earnings to net cash
    provided by operating activities
      Depreciation....................................      72,189      84,463     208,643     22,800     81,622
      Deferred tax expense............................     321,247     249,462     470,670     98,541    249,710
      Loss on abandoned property......................      28,880      --          --         --         --
      Gain on sale....................................      --          --          --         --       (657,630)
      Changes in assets and liabilities
        (Increase) decrease in accounts receivable....     (90,000)     76,750     (42,516)   (78,000)    (1,875)
        (Increase) decrease in other assets...........      (9,380)      6,680     (98,152)   (78,393)     9,575
        (Increase) decrease in prepaid expenses.......     (12,895)     14,402     (56,309)    (7,011)    13,882
        (Decrease) increase in accounts payable and
          accrued expenses............................    (109,319)    345,010     195,879    405,652    226,760
        Increase in servicing remittances due.........      --          --         101,358     --        340,275
        Increase in lease incentives..................      --          72,000     194,630     --         33,670
        Increase (decrease) in current income taxes
          payable/receivable..........................      47,512    (115,452)   (193,749)     5,443     --
                                                        ----------  ----------  ----------  ---------  ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES.............     981,857   1,207,215   1,236,828    543,087    711,089
                                                        ----------  ----------  ----------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Collections applied to principal on finance
    receivables.......................................     669,770     831,505   2,111,394    417,427    407,278
  Purchases of property and equipment.................     (75,051)   (332,151)   (122,668)  (120,750)   (14,151)
  Acquisitions of finance receivables.................  (1,179,430) (5,583,130)   (557,498)  (459,447)    --
  Deferred gain on sale of finance receivables........      --         895,449      --         --         --
  Net cost of portfolios sold.........................      --          --          --         --       (237,819)
                                                        ----------  ----------  ----------  ---------  ---------
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES...    (584,711) (4,188,328)  1,431,228   (162,770)   155,308
                                                        ----------  ----------  ----------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from borrowings from participants..........     956,563      --          --         --         --
  (Principal payments) accrued interest on borrowings
    from participants, net............................  (1,086,865)   (863,323)    (32,950)    11,527      4,112
  (Payments on) proceeds from notes payable, net......      (7,705)  3,771,837  (1,806,465)   (48,660)  (610,473)
  Deferred costs......................................      --          --        (534,700)  (269,800)  (116,824)
                                                        ----------  ----------  ----------  ---------  ---------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES...    (138,007)  2,908,514  (2,374,115)  (306,933)  (723,185)
                                                        ----------  ----------  ----------  ---------  ---------
NET INCREASE (DECREASE) IN CASH.......................     259,139     (72,599)    293,941     73,384    143,212
                                                        ----------  ----------  ----------  ---------  ---------
CASH AT BEGINNING OF PERIOD...........................     289,095     548,234     475,635    475,635    769,576
                                                        ----------  ----------  ----------  ---------  ---------
CASH AT END OF PERIOD.................................  $  548,234  $  475,635  $  769,576  $ 549,019  $ 912,787
                                                        ----------  ----------  ----------  ---------  ---------
                                                        ----------  ----------  ----------  ---------  ---------


        The accompanying notes are an integral part of these statements.

                             CREDITRUST CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

NOTE A--ORGANIZATION AND BUSINESS

    Creditrust Corporation (the Company), formerly Oxford Capital Corporation, was incorporated in Maryland on October 17, 1991. The Company acquires and liquidates consumer finance receivables originated and charged off by national financial and retail institutions. The Company's customers are located throughout the United States. The Company does not currently extend credit or originate loans. Acquisitions are financed by operations and through loans from third parties.

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The Company's accounts are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

    INTERIM REPORTING

    The accompanying condensed financial information as of March 31, 1998, and for the quarters ended March 31, 1997 and 1998, including such information included in the notes to the financial statements and disclosures regarding matters occurring after December 31, 1997, is unaudited. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. Operating results for any interim period are not necessarily indicative of the results for any other interim period or for an entire year.

    SIGNIFICANT ESTIMATES

    In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Significant estimates have been made by management with respect to the collectibility of future cash flows of portfolios. Actual results could differ from these estimates making it reasonably possible that a change in these estimates could occur within one year. On a quarterly basis, management reviews the estimate of future collections, and it is reasonably possible that its assessment of collectibility may change based on actual results and other factors.

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid securities purchased with a maturity of three months or less to be cash equivalents.

    FINANCE RECEIVABLES/INTEREST INCOME

    The Company accounts for its investment in finance Receivables on an accrual basis under the guidance of Practice Bulletin 6 "Amortization of Discounts on Certain Acquired Loans" using unique and exclusive static pools. Static pools are established with accounts having similar attributes, usually based on acquisition timing and/or by seller. Once a static pool is established the receivables in the pool are not changed. The discount between the cost of each static pool and the contractual receivable of the accounts

                             CREDITRUST CORPORATION

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) in the static pools is not recorded since the Company expects to collect a relatively small percentage of each static pool's contractual receivable balance. Each static pool is initially recorded at cost.

    Accrual accounting for each static pool is measured as a unit for the economic life of the static pool (similar to one loan) for recognition of income on finance receivables, or collections applied to principal on finance receivables, and for provision for loss or impairment. The effective interest rate for each static pool is estimated based on the estimated monthly collections over the estimated economic life of each pool, currently five years based on the Company's collection experience. Income on finance receivables is accrued monthly based on each static pool's effective interest rate applied to each static pool's monthly opening carrying value. Monthly collections received for each static pool reduce each static pool's carrying value. To the extent collections exceed the interest accrual, the carrying value is reduced and the reduction is recorded as collections applied to principal. If the accrual is greater than collections, then the carrying value accretes. Accretion arises as a result of collection rates lower in the early months of ownership than the estimated effective yield which reflects collections for the entire economic life of the static pool. Measurement of impairment and any provision for loss is based on each static pool. To the extent the estimated future cash flow, discounted at the estimated yield increases or decreases, the Company adjusts the yield accordingly. To the extent that the carrying amount of a particular static pool exceeds its fair value, a valuation allowance would be recognized in the amount of such an impairment. The estimated yield for each static pool is based on estimates of future cash flows from collections, and actual cash flows may vary from current estimates.

    SERVICING REVENUE

    Servicing fees are recognized when earned based on a percentage of monthly net collections from a servicing contract. Net collections due the owner under the servicing contract are paid after month-end and are recorded as servicing remittances due. The Company does not service accounts for third parties except in connection with one significant portfolio.

    INVESTMENTS IN DEBT AND EQUITY SECURITIES


    The Company accounts for investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". As such investments are recorded as either trading, available-for-sale, or held-to-maturity. The Company will record its debt securities related to securitizations (see Note R) as available-for-sale. Such securities are recorded at fair value, and unrealized holding gains and losses, net of the related tax effect, are not reflected in earnings but are recorded as a separate component of stockholder's equity until realized. A decline in the value of an available-for-sale security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security.


    DEFERRED COSTS


    The Company accounts for expenditures, principally legal and accounting fees in connection with its preparation to sell stock in an initial public offering as capitalized and deferred until an offering occurs. At that time, the costs will be netted against the capital raised in the offering. The Company accounts for legal and professional fees in connection with its initial securitization efforts as capitalized and deferred until it closes a securitization. When a securitization is accounted for as a sale under SFAS No. 125, all transaction costs, including legal and accounting fees, are expensed when the gain on sale is recognized.

                             CREDITRUST CORPORATION

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Company capitalized legal and accounting costs incurred in connection with its placement of senior subordinated notes. These costs will be allocated between the financing costs of the notes and the paid in capital of the warrants. The debt financing costs will be amortized over the note period.

    DUE TO PARTICIPANTS DEBT/INTEREST EXPENSE

    The Company sold rights to a portion of the future proceeds from receivable collections to certain related parties and third parties. The Company accounted for the financings as loans. The loans are repaid using only the future collections of the portfolios. The Company has no obligation to repay the loans from funds outside the collections on the portfolios. Using the Company's internally developed cash flow model, future payments on loans were projected. These projections have been utilized to impute an effective interest rate on each loan. Monthly interest expense is calculated based on the imputed rates. The projections of future payments are based on estimates, and ultimate payments may vary from current estimates.

    DEPRECIATION

    Property and equipment, consisting of computer equipment, furniture and fixtures and leasehold improvements, are stated at cost and are depreciated using a straight-line method of depreciation (using a half-year assumption for the year of purchase) over the lives of the assets, which range from five to seven years. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life. Accelerated methods are used for tax purposes.

    ACCOUNTING FOR TRANSFERS OF FINANCIAL ASSETS

    In 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on consistent application of a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Company adopted SFAS No. 125 for the year ended December 31, 1997. The adoption of SFAS No. 125 did not have a material effect on the 1997 financial statements.

    REPORTING COMPREHENSIVE INCOME

    The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. This Statement establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires all items required to be recognized under accounting standards as components of comprehensive income, to be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive

                             CREDITRUST CORPORATION

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) income for the period in that financial statement. The Statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company will comply with the disclosure requirements of SFAS No. 130 in fiscal year 1998. For the quarters ended March 31, 1997 and 1998, the Company had no sources of other comprehensive income.

    STOCK SPLIT/AUTHORIZATION

    On February 19, 1998, the Company effected a 60,000-for-1 stock split of its common stock in the form of a stock dividend. Pursuant to the split, the Company increased the number of shares of common stock authorized for issuance from 1,000 to 20,000,000. The stated par value of each common share was changed from no par to $0.01. In addition, the Company authorized 5,000,000 shares of preferred stock, with a par value of $0.01.

    The accompanying financial statements, including stockholder's equity and per share amounts, give retroactive effect to the stock split.

    EARNINGS PER SHARE

    In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share" (EPS). The Statement replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS calculation. At December 31, 1997 and March 31, 1998 the Company had no common stock equivalents.

NOTE C--FINANCE RECEIVABLES

    The Company acquires charged off consumer receivables at a discount from the actual contractual receivable balance. The following summarizes the change in finance receivables as of:

                                                                  DECEMBER 31,                     MARCH 31,
                                                 ----------------------------------------------  --------------
                                                      1995            1996            1997            1998
                                                 --------------  --------------  --------------  --------------
Balance, at beginning of period................  $    1,342,450  $    1,852,110  $    6,603,735  $    5,049,839
  Acquisitions of finance receivables..........       1,179,430       5,583,130         557,498        --
  Collections applied to principal on finance
    receivables................................        (669,770)       (831,505)     (2,111,394)       (407,278)
                                                 --------------  --------------  --------------  --------------
Balance, at end of period......................  $    1,852,110  $    6,603,735  $    5,049,839  $    4,642,561
                                                 --------------  --------------  --------------  --------------

                                                                          (unaudited)
Unrecorded discount............................  $  175,511,601  $  426,121,742  $  403,307,742  $  403,308,925
                                                 --------------  --------------  --------------  --------------

    To the extent that the carrying amount of a static pool exceeds its fair value, a valuation allowance would be recognized in the amount of such impairment. As of December 31, 1995, 1996 and 1997 and March 31, 1997 and 1998, no provision for loss has been recorded.

                             CREDITRUST CORPORATION

NOTE C--FINANCE RECEIVABLES (CONTINUED)
    CHANGE IN ESTIMATE

    The Company monitors its projection models with a view towards enhancing predictability of both the amount and timing of collections. In 1995 and 1996, the principal model relied on the best available information at the time, largely based on the past performance characteristics of the aggregate static pools. After extensive statistical analysis of individual static pool performances in 1997, the Company implemented a refinement in its analysis of projected collections used to compute the effective interest rate for income recognition. The refinement included individual static pool estimates and had the effect of reducing total static pools future projected cash flows. Management believes the change reflects a more predictable and conservative estimate. The total aggregate effect on the specific static pools of the change in estimate was to decrease net income for 1997 by approximately $700,000.

NOTE D--FAIR VALUE OF FINANCIAL INSTRUMENTS

    The accompanying financial statements include various estimated fair value information as of December 31, 1995, 1996 and 1997, and as of March 31, 1998 as required by SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." Such information, which pertains to the Company's financial instruments, is based on the requirements set forth in the Statement and does not purport to represent the aggregate net fair value of the Company.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value.

    CASH

    The carrying amount approximates fair value.

    ACCOUNTS RECEIVABLE

    Accounts receivable at December 31, 1996 and 1997 and the quarter ended March 31, 1998 represent loans to non-stockholder employees of the Company. The carrying amount of such loans approximates the fair value because of the nature of the transactions and the rates of interest corresponding to quoted market prices available to the Company.

    FINANCE RECEIVABLES

    The Company records finance receivables at cost, which is discounted from the actual principal balance. The fair value of finance receivables was estimated based upon discounted expected cash flows. Finance receivable portfolios are reviewed by management on a quarterly basis to ensure the discount rate reflects management's best estimate of expected future cash flows. The discount rate is based upon an acceptable rate of return adjusted for specific risk factors inherent in each individual finance receivable portfolio. The carrying value of finance receivables approximates fair value at December 31, 1995, 1996 and 1997 and March 31, 1998.

    DUE TO PARTICIPANTS

    Due to participants represents loans to the Company from selling the rights to a portion of the future income on certain finance receivable portfolios. The Company accounts for these transactions as loans,

                             CREDITRUST CORPORATION

NOTE D--FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) imputing the interest rate using the amounts financed and the projected future payments on the debt. At December 31, 1995, 1996, and 1997 and March 31, 1998, the carrying amount of due to participants approximates fair value.

    NOTES PAYABLE

    Quoted market prices for the same or similar issues or the current rate offered to the Company for debt of the same remaining maturities are used to estimate the fair value of the Company's notes payable. At December 31, 1996 and 1997 and March 31, 1998, the carrying amount of the notes payable approximates fair value.

NOTE E--PROPERTY AND EQUIPMENT

    Property and equipment consist of the following at:

                                                                          DECEMBER 31,
                                                              -------------------------------------   MARCH 31,
                                                                 1995        1996          1997          1998
                                                              ----------  -----------  ------------  ------------
Computer equipment..........................................  $  142,552  $   198,710  $    845,215  $    947,577
Furniture and fixtures......................................     152,565      410,240       855,631       879,149
Leasehold improvements......................................      --           13,145        95,109        95,109
                                                              ----------  -----------  ------------  ------------
                                                                 295,117      622,095     1,795,955     1,921,835
Less accumulated depreciation and amortization..............     (73,805)    (153,094)     (361,737)     (443,359)
                                                              ----------  -----------  ------------  ------------
                                                              $  221,312  $   469,001  $  1,434,218  $  1,478,476
                                                              ----------  -----------  ------------  ------------

NOTE F--DEFERRED COSTS

    The Company has deferred certain costs related to ongoing securitization, initial public offering and senior subordinated notes placement efforts. Deferred costs consist of the following at:

                                                                                         DECEMBER 31,  MARCH 31,
                                                                                         ------------  ----------
                                                                                             1997         1998
                                                                                         ------------  ----------
Securitization.........................................................................   $  331,595   $  351,785
Initial public offering................................................................      203,105      216,748
Senior subordinated notes..............................................................       --           92,799
                                                                                         ------------  ----------
                                                                                          $  534,700   $  661,332
                                                                                         ------------  ----------

NOTE G--DUE TO PARTICIPANTS

    The Company periodically finances purchases of finance receivables by selling rights to a portion of the future collections on the receivables. The Company accounts for the financings as loans, imputing the interest rate using the amounts financed and the projected future payments on the debt. As of December 31, 1995, 1996 and 1997 and March 31, 1998, the balance of due to participants was $947,454, $84,131, $51,181 and $55,293, respectively, which represents the fair value of estimated future payments to participants. Interest expense due to participants was $269,634, $204,448, $20,574, $7,469 and $4,112
for

                             CREDITRUST CORPORATION

NOTE G--DUE TO PARTICIPANTS (CONTINUED)
the years ended December 31, 1995, 1996 and 1997 and the quarters ended March 31, 1997 and 1998, respectively.

    Payments to participants are allocated between interest and principal. The interest portion was imputed based upon the initial contributed amount and the portion of the projected future collections on the participant portfolios based upon their participation percentages over a five year term. The difference between the total payment and the imputed interest amount is recorded as a reduction against principal.

NOTE H--ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses consist of the following at:

                                                                              DECEMBER 31,
                                                                   ----------------------------------  MARCH 31,
                                                                      1995        1996        1997        1998
                                                                   ----------  ----------  ----------  ----------
Accounts payable.................................................  $   43,504  $  216,215  $  238,684  $  190,020
Accrued other liabilities........................................      22,908      68,425     105,350     333,381
Accrued salaries, taxes and fringe benefits......................      45,764     172,546     309,031     356,424
                                                                   ----------  ----------  ----------  ----------
                                                                   $  112,176  $  457,186  $  653,065  $  879,825
                                                                   ----------  ----------  ----------  ----------

NOTE I--NOTES PAYABLE

    On September 23, 1996, the Company entered into a credit facility with a commercial bank to provide acquisition financing for finance receivables. As of December 31, 1996 and 1997 and March 31, 1998, the Company had borrowed $3,792,842, $2,105,972 and $1,558,151, respectively, net of principal payments made, pursuant to this facility. Each advance is repayable over 24 equal monthly installments. All the advances have final installments due between October 1998 and March 1999. Interest is payable monthly at 1% over the bank's prime rate, which was 9.25% at December 31, 1996 and 9.5% at December 31, 1997 and March 31, 1998. The Company has pledged all its receivables, property and intangible assets to secure the facility which is guaranteed by the Company's stockholder. The facility contains certain covenants, the most restrictive ones of which stipulate a minimum level of net worth, cash flow to current funded debt and a debt service coverage ratio. The Company had complied with all covenants as of December 31, 1996 and 1997 and March 31, 1998. As of December 31, 1996, 1997 and March 31, 1997 and 1998, interest expense associated with this facility totaled $59,827, $296,189, $87,250 and $42,477, respectively. As of December 31, 1996, the amount available to the Company under this agreement totaled $207,158. There was no amount available to the Company under this agreement as of December 31, 1997 and March 31, 1998.

                             CREDITRUST CORPORATION

NOTE I--NOTES PAYABLE (CONTINUED)

    For the year ended December 31, 1997, required principal payments were as follows:

YEAR ENDING DECEMBER 31,
--------------------------------------------------------------------------------
1998............................................................................  $  2,011,838
1999............................................................................        94,134
                                                                                  ------------
                                                                                  $  2,105,972
                                                                                  ------------

NOTE J--CAPITALIZED LEASE OBLIGATIONS

    The Company has entered into capital lease obligations to finance the purchase of computer equipment and furniture. The terms of these leases range from 36 to 48 months. The balance due on the leases was $61,749, $40,744, $972,342 and $1,021,419 as of December 31, 1995, 1996 and 1997 and March 31,
1998, respectively. Interest rates range from 7% to 12.7%; and interest expense was $739, $3,629, $60,647, $684 and $26,728 in 1995, 1996 and 1997 and the first quarter of 1997 and 1998, respectively.

    For the year ended December 31, 1997, future minimum annual lease payments under capital leases together with their present value were as follows:

YEAR ENDING DECEMBER 31,
--------------------------------------------------------------------------------
1998............................................................................  $    325,324
1999............................................................................       305,534
2000............................................................................       305,534
2001............................................................................       239,307
                                                                                  ------------
Total minimum lease payments....................................................     1,175,699
Amount representing interest....................................................      (203,357)
                                                                                  ------------
Present value of minimum lease payments.........................................  $    972,342
                                                                                  ------------

NOTE K--INCOME TAXES

    Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, following the guidance of SFAS No. 109, "Accounting for Income Taxes." These differences are primarily the result from the use of the cost recovery method of accounting for finance receivables for income tax purposes versus the effective interest rate method for financial reporting purposes.

                             CREDITRUST CORPORATION

NOTE K--INCOME TAXES (CONTINUED)
    The provision for income taxes consists of the following for the years ended December 31:

                                                                      DECEMBER 31
                                                          -----------------------------------
                                                             1995        1996        1997
                                                          ----------  ----------  -----------
Current expense (refund)................................
  Federal...............................................  $  115,811  $   52,794  $  (161,050)
  State.................................................      25,701      13,443      (39,113)
                                                          ----------  ----------  -----------
                                                             141,512      66,237     (200,163)
Deferred
  Federal...............................................     263,020     204,246      346,519
  State.................................................      58,227      45,216       78,919
                                                          ----------  ----------  -----------
                                                             321,247     249,462      425,438
                                                          ----------  ----------  -----------
Total...................................................  $  462,759  $  315,699  $   225,275
                                                          ----------  ----------  -----------

    The net deferred tax liability consists of the following as of December 31:

                                                           1995         1996          1997
                                                        ----------  ------------  ------------
Deferred tax assets
  Due to/from participants............................  $  323,714  $     29,213  $      7,378
  Deferred income.....................................      --           345,822       345,822
  Net operating loss carryforward.....................      --           --            230,674
  Other...............................................      43,534        71,340       147,308
                                                        ----------  ------------  ------------
Gross deferred tax assets.............................     367,248       446,375       731,182
Deferred tax liabilities
  Finance receivables.................................     712,430     1,026,765     1,733,864
  Other...............................................      28,533        42,787        91,164
                                                        ----------  ------------  ------------
Gross deferred tax liabilities........................     740,963     1,069,552     1,825,028
                                                        ----------  ------------  ------------
Net deferred tax liability............................  $  373,715  $    623,177  $  1,093,846
                                                        ----------  ------------  ------------

    The differences between the total income tax expense and the income tax expense computed using the federal income tax rate were as follows for the years ended December 31:

                                                             1995         1996        1997
                                                         ------------  ----------  ----------
Pretax income..........................................  $  1,196,382  $  789,599  $  681,649
                                                         ------------  ----------  ----------
Computed federal income taxes at 34%...................       406,770     268,464     231,761
Computed state income taxes, net of federal benefits...        55,272      36,479      31,492
Permanent differences..................................           717      10,756       7,366
Other adjustments......................................       --           --         (45,344)
                                                         ------------  ----------  ----------
Income tax expense.....................................  $    462,759  $  315,699  $  225,275
                                                         ------------  ----------  ----------

                             CREDITRUST CORPORATION

NOTE K--INCOME TAXES (CONTINUED)

    The permanent differences are primarily due to contributions, penalties, and meals and entertainment expenses that are not deductible for income tax purposes. Other adjustments include the 1997 adjustments to the deferred tax liability. The 1997 adjustment to the deferred tax liability is due to the Company's current year analysis of its 1996 and prior tax returns compared to the respective deferred tax liabilities. The Company's analysis resulted in 1996 and prior differences which were adjusted through the 1997 deferred tax liability. In 1997, the Company generated a net operating loss of approximately $1,114,000 for tax purposes, of which approximately $517,000 will be carried back to prior years resulting in a refund of approximately $200,000. The remaining tax loss of approximately $597,000 is available to offset future taxable earnings of the Company and expires on December 31, 2012.


NOTE L--DEFERRED INCOME

    Occasionally, the Company purchases portfolios with commitments from a third party to purchase a portion of the newly acquired portfolio. During 1996, a complaint was filed against the Company by a buyer. On June 16, 1997, management settled the litigation which resulted in the complaint being dismissed, and the Company will repurchase the portfolio for $1,037,819, as adjusted for collections until execution of the repurchase. As a result, management has deferred the gain on the transaction totaling $895,449.


    On February 9, 1998, the Company purchased the portfolio that was the subject of the deferral of income in 1996 for $1,037,819, and immediately resold the portfolio for $800,000 to an unrelated major credit card issuer. Consequently, in the first quarter of 1998, the Company recorded a gain on sale net of taxes on the resale and recognition of previously deferred income as follows:



Proceeds from resale............................................  $  800,000
Deferred income recognized......................................     895,449
Cost of portfolio...............................................  (1,037,819)
                                                                  ----------
Gain on sale....................................................     657,630
Deferred taxes..................................................    (253,976)
                                                                  ----------
Gain on sale after taxes........................................  $  403,654
                                                                  ----------


NOTE M--COMMITMENTS AND CONTINGENCIES

LEASES

    The Company's former headquarters was leased until December 31, 1996. Rent expense under this lease for the years ended December 31, 1995 and 1996, was $131,275 and $120,983, respectively.


    In January 1996, the Company entered into an agreement to lease a new headquarters and collection facility to accommodate future expansion. The lease commenced on May 1, 1996. The lease also provided reimbursement to the Company of $10,000 per month to cover rent expense at the former headquarters from the date of occupancy through December 31, 1996, which totaled $80,000 for the year. The Company recorded this amount as a lease incentive and is amortizing it straight-line over the term of the new lease. Rent expense for this lease for the years ended December 31, 1996 and 1997 and the quarters ended March 31, 1997 and 1998, net of the offset amortized, was $140,027, $210,040, $52,510 and $54,175, respectively.

                             CREDITRUST CORPORATION

NOTE M--COMMITMENTS AND CONTINGENCIES (CONTINUED)
    In September 1997, the Company entered into an agreement to lease additional office space for its operations center to accommodate future expansion. The lease required no payments for the first six months. The Company recorded the free rent period as a lease incentive and is amortizing it straight-line over the term of the lease. The Company issued a $250,000 letter of credit as a deposit on the lease. This letter of credit expires January 10, 1999, unless renewed. Rent expense for this lease for 1997 was $331,932 including $204,541 of accrued lease incentive. Rent expense for this lease for the quarter ended March 31, 1997 and 1998 was $29,955 and $99,292, respectively, including $10,522 of additional accrued lease incentive in 1998.

    Future minimum operating lease commitments, net of reimbursements, are as follows:

YEAR ENDING DECEMBER 31,
--------------------------------------------------------------------------------
1998............................................................................  $    641,229
1999............................................................................       667,953
2000............................................................................       695,948
2001............................................................................       725,219
2002............................................................................       756,127
                                                                                  ------------
                                                                                  $  3,486,476
                                                                                  ------------

LITIGATION

    The Company is involved in various litigation incurred in the ordinary course of business. Management believes these items, individually or in aggregate, will not have a material, adverse impact on the Company.

NOTE N--SERVICING REVENUE

    In June 1997, the Company arranged for a commercial bank to acquire, under an exclusive purchasing agent agreement, a portfolio of approximately $737 million of charged-off balances of Visa and Mastercard accounts originated by a major money center bank. In August 1997, the Company closed the acquisition for the bank and acquired the exclusive rights to the servicing, re-marketing and securitization of, and a majority interest in the underlying recoverable value of the portfolio. Under the contract, the Company receives servicing income of 85% of net collections through February 1998, 60% of collections until the bank receives a required amount under the contract which reduces over time by collections remitted to the bank estimated to be for 18 to 24 months, and 90% of net collections thereafter in perpetuity. The Company may also cause the resale or securitization of the portfolio and earns disposition fees of 90% of proceeds over the bank's required amount. The bank owns the receivables, and the Company is under no obligation to acquire the portfolio. The contract contains servicer performance provisions, the most restrictive of which require minimum cumulative owner's remittance targets until the bank receives its targeted remittances. Should the servicer fail to meet these provisions, the bank could remove the Company as servicer.

                             CREDITRUST CORPORATION

NOTE O--RELATED PARTY TRANSACTIONS

    The Company remitted payments on loans due participants (including interest) of approximately $416,000, $743,000, $58,000, $26,000 and $11,000 to related parties during the years ended December 31, 1995, 1996 and 1997 and the quarters ended March 31, 1997 and 1998, respectively.

    Additionally, included in accounts receivable are amounts due from non-stockholder employees of $13,250, $55,766 and $59,641 as of December 31, 1996, 1997 and March 31, 1998, respectively.

    The Company also remitted a payment of $66,329 to a non-stockholder related party as a finder's fee in connection with the servicing contract during the year ended December 31, 1997.

NOTE P--RETIREMENT PLAN

    The Company has a profit-sharing retirement plan which conforms to the provisions of Section 401(a) of the Internal Revenue Code. The plan covers all full-time employees after one year of service and allows employees voluntarily to defer a certain percentage of their income through contributions to the plan. The Company matches up to 25% of the first 10% of an employee's deferral. For the years ended December 31, 1995, 1996 and 1997 and for the quarters ended March 31, 1997 and 1998, the Company's contribution was $5,203, $4,379, $3,168, $252 and $4,169, respectively.

NOTE Q--SUPPLEMENTAL CASH FLOWS INFORMATION

    SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

    The Company paid the following amounts for interest and income taxes during the period ended:

                                              DECEMBER 31,                   MARCH 31,
                                   ----------------------------------  ----------------------
                                      1995        1996        1997        1997        1998
                                   ----------  ----------  ----------  ----------  ----------
Interest.........................  $  269,634  $  287,530  $  377,410  $  112,435  $   75,970
                                   ----------  ----------  ----------  ----------  ----------
Income taxes.....................  $   94,000  $  181,681  $    8,000  $    8,000  $      300
                                   ----------  ----------  ----------  ----------  ----------

    SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES

    The Company financed the following purchases of property and equipment with capitalized lease obligations during the periods ended:

                                              DECEMBER 31,                   MARCH 31,
                                   ----------------------------------  ----------------------
                                     1995       1996         1997         1997        1998
                                   ---------  ---------  ------------  ----------  ----------
Equipment and furniture
  purchases......................  $  64,081  $  --      $  1,051,193  $   --      $  111,728
                                   ---------  ---------  ------------  ----------  ----------

NOTE R--SUBSEQUENT EVENTS (UNAUDITED)

    ISSUANCE OF THE SENIOR SUBORDINATED NOTES AND ATTACHED WARRANTS

    In April 1998, the Company sold $5,000,000 aggregate principal amount of senior subordinated notes, Series 1998, together with common stock purchase warrants exercisable for an aggregate of 450,000 shares of the Company's common stock. Each of the 50 units was sold for $100,000 principal amount for the note and a warrant exercisable for 9,000 shares.

                             CREDITRUST CORPORATION

NOTE R--SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
    The notes currently bear an annual interest rate of 10%, payable quarterly; beginning January 1, 1999, the interest rate increases to 15% annually, payable monthly. The principal payments on each note will be paid in eight equal quarterly installments beginning March 31, 1999. Upon the closing of the initial public offering or change in control of the Company, the notes plus accrued interest become immediately redeemable. The notes are unsecured, are subordinated to the Company's existing and future credit facilities and guaranteed by the Company's sole stockholder.


    Each warrant is exercisable, at the option of the holder, at the lesser of $12 or 85% of the Company's initial public offering price for 396,000 shares and 100% of the initial public offering price for 54,000 shares. The warrants expire five years after their issuance.



    The Company recorded the fair value of the subordinated notes at $4.5 million and recorded as additional paid-in capital the remaining consideration of $494,000 before expenses attributable to the fair value of the warrants. The effective interest rate on the subordinated notes based on this allocation is 12.8%. Upon the conclusion of the initial public offering, the Company will be required to repay the subordinated notes at $5.0 million plus accrued interest to the date of repayment. This will result in the Company recording an extraordinary charge for the early repayment of indebtedness which, including debt issuance costs, will result in an extraordinary charge of approximately $659,000 after-tax, ignoring any amortization of financing costs and original issue discount that will have been expensed between April 2, 1998 and the date of pay-off.


    SECURITIZATION


    In June 1998, a special-purpose finance company formed by the Company issued, through a trust created under an indenture and servicing agreement with an independent trustee, $14.5 million principal amount of 6.43% Creditrust Receivables-Backed Notes, Series 1998-1 (the "Securitization Notes"). The Securitization Notes are secured by a trust estate, consisting of, among other things, consumer receivables owned by the Company with a carrying value as of March 31, 1998 of approximately $4.6 million and all of the serviced receivables. The Company purchased the serviced receivables included in the securitization for $6.5 million. After payment of the purchase price of the serviced receivables, retirement of the Company's credit facility (see Note I), and payment of transaction costs, the Company received cash of $5.6 million and recognized gain on sale of $6.1 million and recorded a residual investment in securitization of $4.2 million, all of which will be recognized in the second quarter of 1998. The residual investment in securitization will be treated as a debt security classified as available-for-sale in accordance with SFAS 115. The Company will receive a servicing fee of 20% of the collections of the receivables in the securitization, and will be entitled to all future recoveries on these receivables above the debt service on the securitization notes and trustee and other fees. To the extent that the Company determines in the future that collections will be less than the carrying value of the residual, the Company would be required to record an impairment charge. Payment of principal and interest on the Securitization Notes is insured by a financial guaranty insurer with a "AA" rating from Standard & Poor's Corporation.



    The Company accounted for the securitization as a sale in accordance with SFAS No. 125 (see Note B). In summary, the securitization qualified as a sale because it met the following provisions of SFAS No. 125: (i) the sold receivables were put beyond the reach of the Company and its creditors through a number of means, including completion of the securitization in a two-step structure, (ii) the buyer of the receivables is a qualifying special-purpose entity and(iii) there does not exist an agreement between the

                             CREDITRUST CORPORATION

NOTE R--SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)

Company and the qualifying special purpose entity that maintains the Company's control over the sold receivables.



    The securitization has affected the Company's balance sheet by, among other things, (i) increasing cash by approximately $5.6 million; (ii) reducing the investment in finance receivables by approximately $4.6 million; (iii) creating a residual investment in securitization of approximately $4.2 million; (iv) eliminating certain deferred costs and similar assets that were recognized in the transaction; (v) eliminating notes payable and other liabilities that were retired with a portion of the proceeds of the securitization; (vi) increasing deferred tax liabilities by approximately $2.4 million, due to the fact that the securitization is treated as a sale for financial statement purposes but a financing for income tax purposes; and (vii) increasing retained earnings by approximately $3.7 million as the result of the net after-tax effect of the securitization.


    EMPLOYEE STOCK PURCHASE PLAN

    In conjunction with the initial public offering, the Company has reserved a total of 100,000 shares of common stock for issuance pursuant to the 1998 Creditrust Employee Stock Purchase Plan. The plan is administered by the Board of Directors and is open to all eligible employees, who will be able to purchase shares at a 15% discount to the fair market value subject to certain annual limitations. As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", the Company will account for stock-based compensation on the intrinsic value-based method of Accounting Principles Board Opinion No. 25 (APB 25). As the plan is non-compensatory in nature, no compensation expense will be recorded for stock purchased pursuant to the plan.

    STOCK INCENTIVE PLAN

    In conjunction with the initial public offering, the Company has reserved a total of 800,000 shares of common stock for issuance pursuant to the Creditrust 1998 Stock Incentive Plan. The Stock Incentive Plan is administered by the Board of Directors and provides for the grant of stock options and other stock grants to directors and to all eligible employees of the Company, including executive officers and directors. Options granted under the plan are granted on such terms and at such prices as determined by the Board of Directors, except the per share exercise price may not be less than the fair market value of the common stock on the date of the grant. The Board of Directors has the authority to amend or terminate the plan, provided no such amendment or termination adversely affects the rights of any holder of any outstanding option without the written consent of such holder.

    In connection with the initial public offering, the Board of Directors granted nonqualified options to key executives and employees which options are contingent upon the consummation of the offering.

    REVISION TO EMPLOYMENT AGREEMENTS

    In conjunction with the initial public offering, the Company revised employment agreements with two executive officers in April 1998. The employment agreements entitle each officer to incentive compensation up to $100,000 at the discretion of the Board of Directors, in addition to annual base compensation. Each agreement contains non-compete and confidentiality clauses.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                  ---------
Prospectus Summary..............................          3
Risk Factors....................................          7
Recent Developments--Securitization.............         14
Use of Proceeds.................................         16
Dividend Policy.................................         16
Capitalization..................................         17
Dilution........................................         18
Selected Financial Data.........................         19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         20
Business........................................         33
Management......................................         46
Certain Transactions............................         52
Principal Stockholders..........................         53
Description of Capital Stock....................         54
Shares Eligible for Future Sale.................         57
Underwriting....................................         58
Legal Matters...................................         59
Experts.........................................         59
Change in Independent Public Accountants........         60
Available Information...........................         60
Index to Financial Statements...................        F-1


                            ------------------------

    UNTIL            , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              FERRIS, BAKER WATTS
                                  Incorporated

                          BOENNING & SCATTERGOOD, INC.

                                           , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following are the estimated expenses in connection with the distribution of the securities being registered hereunder, other than underwriting discounts and commissions:

Securities and Exchange Commission Fee............................  $  11,897+
NASD filing fee...................................................      3,950+
Blue Sky fees and expenses*.......................................      5,000
Printing and engraving expenses*..................................    120,000
Legal fees and expenses*..........................................    250,000
Accounting fees and expenses*.....................................    150,000
Transfer agent and registrar's fees*..............................      5,000
Miscellaneous expenses*...........................................      4,153
                                                                    ---------
    Total*........................................................  $ 550,000
                                                                    ---------
                                                                    ---------

------------------------

+   Previously paid

*   Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Amended and Restated Charter of the Company provides that, to the fullest extent permitted by the MGCL, the Company shall indemnify current and former directors and officers of the Company against any and all liabilities and expenses in connection with their services to the Company in such capacities. The Amended and Restated Charter further mandate that the Company shall advance expenses to its directors and officers to the full extent permitted by the MGCL. The Articles of Incorporation also permit the Company, by action of its Board of Directors, to indemnify its employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

    The Amended and Restated Charter of the Company provides that, to the fullest extent permitted by the MGCL, no director or officer of the Company shall be personally liable to the Company or its stockholders for monetary damages. Under current MGCL, the effect of this provision is to eliminate the rights of the Company and its stockholders to recover monetary damages against a director or officer except for the director or officer's (a) willful misconduct,
(b) knowing violation of any criminal law or of any federal or state securities law, including (without limitation), any claim of unlawful insider trading or manipulation of the market for any security, or (c) payment of unlawful distributions, including dividends and stock redemptions.

    The Amended and Restated Charter of the Company authorizes the Company to purchase liability insurance for its officers and directors and the Company currently maintains such insurance coverage on behalf of its officers and directors.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    On April 2, 1998 the Registrant issued in a private placement transaction $5,000,000 principal amount of Senior Subordinated Notes, Series 1998 and Warrants to purchase 450,000 shares of Common Stock in a private placement transaction exempt from registration under Rule 506 of the Securities Act of 1933, as amended. The Placement Agents were Ferris, Baker Watts, Incorporated and Boenning & Scattergood, Inc. The net proceeds were added to working capital and may be used to accrue additional consumer Receivables.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits:


  EXHIBIT
    NO.                                                     DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement among Creditrust Corporation (the "Company"), Ferris, Baker Watts,
             Incorporated and Boenning & Scattergood, Inc.*
       3.1   Amended and Restated Charter of the Company.
       3.2   By-Laws of the Company.
       4.1   Form of stock certificate.
       4.2   Form of Senior Subordinated Note, Series 1998.
       4.3   Form of Common Stock Purchase Warrant.
       4.4   Senior Subordinated Note Series and Common Stock Warrant Purchase Agreement.
       4.5   Registration Rights Agreement.
       5     Opinion of Piper & Marbury L.L.P.*
      10.1   Creditrust 1998 Stock Incentive Plan.
      10.2   Creditrust 1998 Employee Stock Purchase Plan.
      10.3   Creditrust SMILE Bonus Program.
      10.4   Employment Agreement between the Company and Jefferson Moore.
      10.5   Employment Agreement between the Company and Richard Palmer.
      10.6   Employment Agreement between the Company and Rick Chandler.
      10.7   Employment Agreement between the Company and John Davis.
      10.8   Agreement dated March 13, 1997 by and between Crystal Hill Advisors and the Company.
      10.9   Servicing Agreement, dated August 6, 1997, by and between Creditrust Corporation and Heartland Bank.
      10.10  Loan and Security Agreement, dated September 23, 1996, by and between Oxford Capital Corporation and
             Signet Bank.
      10.11  Lease Agreement, dated January 24, 1996, by and between BRIT Limited Partnership and Oxford Capital
             Corporation.
      10.12  Lease Agreement, dated January 22, 1997, by and between A&E Partners and Creditrust Corporation.
      10.13  First Amendment to Lease, dated February 27, 1997, by and between A&E Partners and Creditrust
             Corporation.
      10.14  Indenture and Servicing Agreement, dated as of June 1, 1998, by and among Creditrust SPV2, LLC, Norwest
             Bank Minnesota, National Association, Creditrust Corporation and Asset Guaranty Insurance Company.
      10.15  Operating Agreement of Creditrust SPV2, LLC, dated June 19, 1998.
      16     Letter from Arthur Andersen LLP.
      21.1   List of Subsidiaries.
      23.1   Consent of Grant Thornton LLP.*
      23.2   Consent of Piper & Marbury L.L.P. (included in the opinion filed as Exhibit 5).*
      24     Powers of Attorney.


------------------------


*   Filed herewith.


    (b) Financial Statement Schedules:

       None.

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of its Amended and Restated Charter, Bylaws or laws of the State of Maryland or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration in reliance upon Rule 403A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on July 9, 1998.



                                CREDITRUST CORPORATION

                                By:             /s/ JOSEPH K. RENSIN
                                     -----------------------------------------
                                                  Joseph K. Rensin
                                     CHAIRMAN OF THE BOARD PRESIDENT AND CHIEF
                                                 EXECUTIVE OFFICER



    Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on this 9th day of July, 1998.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board,
     /s/ JOSEPH K. RENSIN         President and Chief
------------------------------    Executive Officer            July 9, 1998
       Joseph K. Rensin           (Principal Executive
                                  Officer)

                                Vice President, Chief
    /s/ RICHARD J. PALMER         Financial Officer and
------------------------------    Treasurer (Principal         July 9, 1998
      Richard J. Palmer           Financial and Accounting
                                  Officer)

              *
------------------------------  Director                       July 9, 1998
    Frederick W. Glassberg

              *
------------------------------  Director                       July 9, 1998
        John G. Moran

              *
------------------------------  Director                       July 9, 1998
     Harry G. Pappas, Jr.

              *
------------------------------  Director                       July 9, 1998
      Michael S. Witlin

* By: /s/ JOSEPH K. RENSIN
     Joseph K. Rensin                                          July 9, 1998
     ATTORNEY-IN-FACT